NI 43-101 Preliminary Economic Assessment
Gramalote Project
Northwest Colombia

Prepared for:

B2Gold Corp
595 Burrard St
Suite 3100
Vancouver, BC

Project Number: GU-000480-0001-01TTO

Effective Date: February 11, 2014

Report Date: March 31, 2014

Prepared by:

274 Union Boulevard, Suite 450.
Lakewood, CO 80228

Endorsed by:

Donald E. Hulse, P.E.SME-RM
Gordon Sobering, SME-RM, Q.P.
M. Claiborne Newton, III, PhD, SME-RM
Deepak Malhotra, PhD, SME-RM
Frank Daviess, Q.P.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

Summary

This Preliminary Economic Assessment (PEA) of the Gramalote Project in Colombia has been completed by Gustavson Associates, LLC. (Gustavson) at the request of B2Gold Corp. (B2Gold), which has a 49% interest in the Project. The PEA is subject to a number of assumptions, including among others, that an environmental impact assessment will be completed within the required timeline, all permits required will be obtained in a timely manner, the Project will have support of the local government and community, the regulatory environment will remain consistent and no material increase will have occurred to the estimated project costs.

It is important to note that Gustavson’s work on this PEA is based on an internal report completed by AngloGold Ashanti Ltd. (AGA), entitled “Gramalote Project, Prefeasibility Study”. Although such study is stated to be compliant with the Australasian Joint Ore Reserves Committee Code (JORC Code) and the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC), and constitutes a prefeasibility study under such codes, the study does not constitute a prefeasibility study under Canadian Institute of Mining (CIM) Guidelines or Canadian National Instrument 43-101 standards since under such standards a prefeasibility study cannot include Inferred resources nor a mineral resource category termed by AGA as “tangible endowment”. Consequently, Gustavson has determined that such study is most closely equated to a preliminary economic assessment under Canadian National Instrument 43-101 and has prepared this PEA report for B2Gold on such a basis.

However, AGA’s mineral resource estimate is compliant to Canadian NI 43-101 standards and Gustavson has based this PEA report on measured, indicated and inferred resources and transferred any material termed “tangible endowment” into the waste category.

Property Description and Location

The Gramalote Project is a 51/49 percent joint-venture between AGA and B2Gold, with Gramalote (Colombia) Limited (GCL) being the current operator. The Gramalote Project area consists of 17 contiguous claim blocks totalling 35,321.74 hectares. The claims presently include 16 registered concession contracts totalling 25,908.84 hectares and one integrated and registered mining concession contract totalling 9,412.90 hectares in a traditionally agricultural and artisanal mining area approximately 80 km northeast of Medellin, Colombia and about one km southwest of the village of Providencia, Department of Antioquia.

Gustavson Associates, LLC	March 31, 2014
Gramalote_PEA_20140331_FINAL2.docx

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Geology and Mineralization

The Gramalote gold deposit is hosted in the late Cretaceous Antioquia Batholith. This intrusive covers an area of 7,221 km2 and composes the core of the Central Cordillera at the Antioquia Department.

Gold and silver mineralization in the Gramalote Project area occurs within an intrusive hosted, structurally controlled quartz stockwork system within the Cretaceous Antioquia Batholith. The sinistral shear zones trending east-northeast and dipping sub vertically are believed to be an important control on mineralization at Gramalote Central. Gold mineralization is associated with stockwork veining and in particular quartz with fine-pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins.

Exploration Status

From 2006 to 2009, a total of 136 diamond drillholes (plus the underground tunnel) were drilled at Gramalote Central and nearby exploration targets. Geologic mapping and rock sampling, soil geochemical surveys and ground geophysical surveys have been conducted.

In 2010, under the operation of GCL, exploration activities were resumed with the design of an extensive drilling program oriented to explore new targets (Trinidad, Topacio, Monjas West and East, and El Limon), improve the resource confidence through infill drilling, conduct metallurgical testing, sterilize suitable infrastructure areas and develop engineering and environmental data.

Over 2012 and 2013, the exploration work focused mainly on resource growth at the Gramalote Central deposit and the satellite targets (Trinidad and Monjas West) using direct targeting techniques, with regional exploration in the early stages of work to identify prospects for diamond drilling.

Development and Operations

Though the Gramalote Project has not progressed to the development or operations stage, GCL has on site facilities sufficient for geology, safety, community relations and environmental staff. This includes a camp, mess, security, and a network of access roads.

Mineral Resource Estimate

AGA, B2Gold and their joint venture, GCL have conducted their exploration and development programs at or above industry standards. There have been periodic audits of the data collection, handling and storage throughout the Project life, with no material issues identified. Resource modeling was performed using a geological model based on alteration, vein abundance and gold grade. Block grades were estimated using geostatistical techniques that include Ordinary Kriging (OK) with a subsequent change of support (COS) through Uniform Conditioning (UC).

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Gustavson considers the mineral resource estimation efforts to have been carried out to industry standards and that the resulting mineral resource estimates are adequate for this PEA. The GCL resource statement is presented in their reporting with totals for all confidence classifications (measured, indicated and inferred); Gustavson has modified this so that the inferred resource is tabulated and totaled separately as required by the Canadian Securities Administrators (CSA) National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).

The resource models were investigated with a Whittle™ pit optimization to ensure a reasonable stripping ratio was applied and a reasonable assumption of potential economic extraction could be made. The following table outlines the updated GCL Gramalote Project mineral resource calculation using a 0.15 g/t gold cut-off grade and within a $US1,600 per ounce gold optimized Whittle™ pit:

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Table 1 Gramalote Project Resource Statement (100% Basis)

Gramalote Project		2013 Uniform Conditioning Model
In Pit Resource		US $1,600/Oz Au CUTOFF = 0.15 g/t Au
DEPOSIT	CATEGORY	K TONNES	AU (g/t)	K Oz
Gramalote	Measured	29,010	0.79	733
Gramalote	Indicated	99,062	0.59	1,876
Monjas West	Indicated	4,665	0.55	83
Total Measured and Indicated		132,737	0.63	2,691

Gramalote	Inferred	126,946	0.43	1,739
Trinidad	Inferred	89,220	0.41	1,180
Monjas West	Inferred	23,527	0.59	446
Total Inferred		239,694	0.44	3,364

1.

All resources in the revised mineral resource statement are In-Pit resources reported within an optimized pit shell above an economic cut-off grade of 0.15 g/t Au. The economic cut -off grade was determined using a gold price of $US1,600/oz Au, an average metallurgical recovery of 95% for gold, processing + G&A costs of $US7.02/t and selling-refining-royalties cost of $US/Oz 54.45;

2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves;

3.

This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.

Mineral Resources are reported in accordance with NI 43-101 and have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines (CIM Guidelines);

5.	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding;

6.

The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if, and cannot be assumed that, continued exploration will result in upgrading the Inferred resources to an Indicated or Measured mineral resource category;

7.

The mineral resource estimate for the Gramalote Project was audited by Frank Daviess, MAusIMM, R.M. SME, Contracting Resource Geologist of Gustavson, and found to be in accordance with NI 43-101 and CIM Guidelines; and

8.	B2Gold has a 49% ownership in the Gramalote Project.

Gustavson considers the cutoff to be reasonable based on current gold prices, industry cost norms, projected metallurgical recoveries and Gustavson’s recent work on other similar projects.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

Mining

The mine plan and the mineralized material considered in this evaluation includes measured, indicated and inferred mineral resources. Gustavson has audited the economic parameters used and the design process and confirms that the mineral resource studied meets CIM Guidelines for a PEA.

This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Gramalote Project is composed of three mineralized zones that are envisioned to be mined by open pit methods. The largest is the Gramalote Central pit. The smaller, satellite pits are the Monjas West and Trinidad. Figure 1 shows the layout of ultimate pits, stockpiles, waste dumps, tailings dam and supporting infrastructure in the final year of production (year 14).

Figure 1 General Mine Layout

The dominant mineralized rock type in the pits is tonalite, with minor amounts of saprolite occurring near surface (20-30 m). The average gold grade of mineral resource considered in this study is approximately 0.6 gram per tonne (g/t), which is continuous over widths between tens to 200 m and is appropriate for large scale open pit mining.

During the 14 year mine life (13 years of mining and 1 year of stockpile rehandling), the Project will produce 16 M tonnes of mineralized material per year with an average strip ratio of 2.48. Mineral resources used in the economic analysis are summarized in the section below and discussed in Section 19, Economic Analysis.

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Mine operating costs are estimated at $US1.39/t mined; Capital Expenditure over the life of the Project is estimated at $315 M with $190 $US spent during the preproduction phase of development.

The planned pit design incorporates 10 m high benches with double benching yielding a 58 to 60 degree inter-ramp angle. Mine ramps have been designed with a width of 30 m and an overall gradient of 8% due to the high rainfall conditions expected.

Production equipment will consist of 220-ton mine haul trucks with a blend of 27.5 m3 hydraulic shovels and 18 m3 front end loaders. During steady state production, the fleet is planned to include 29 trucks, 3 hydraulic shovels, 2 front end loaders, 5 production drills, 1 drill for grade control and 2 drills for pre-splitting the high wall.

Process

GCL has performed two metallurgical testwork programs in 2011 and 2012. Testwork was undertaken by SGS at facilities in Lakefield, Ontario, Canada on several composite samples representing early mine life, remaining mine life, low, medium and high-grade recovery deposits and various lithology samples. The metallurgical test program included two major parts: Comminution program and metallurgical gold recovery program.

GCL determined that the plant annual capacity should be 16 million tonnes. The process is planned to include milling in a SAG/ball mill circuit and cyanidation via carbon in pulp (CIP). Gold and silver recoveries were calculated based on available metallurgical data regarding head grade versus recovery performance and developed recovery equations for the unit operations and the overall plant.

The overall gold recovery for Gramalote pit was represented by the equation:

Overall Recovery = 34.7% + ((1.3946 In (Head Grade) +
98.553) - 34.7) X 97.9% X 99.8%

Other Relevant Data and Information

GCL produced a mineral resource considered in the Project’s economics by constraining the mineral resource estimate, discussed in Section 12, within an ultimate pit design, which includes mine access ramps. At an economic cut-off of approximately 0.2 g/t and a gold price of $1,300 per ounce, the mineral resource used in the economics for the Project is presented in the table below contains 237.33 Mt of ore at a grade of 0.61 g/t gold and 0.93 g/t silver (with 4.7 M oz. of contained gold and 7.1 M oz. of silver). The mineral resource used in the economics of this project includes measured, indicated and inferred categories using the appropriate mining and processing costs and parameters (modifying factors) listed in Sections 13 (Mining Methods) and Section 14 (Recovery Methods). Table 2 shows the mineral resource used in the economic evaluation by resource category.

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Table 2 Gramalote Mineral Resources Used in Project Economics

Category	Tonnes	Au Grade	Contained Au
	(M tonnes)	(g/t)	(M oz.)
Measured & Indicated	112.4	0.70	2.553
Inferred	124.9	0.53	2.115
Total	237.3	0.61	4.668

Conclusions and Recommendations

Gustavson found no significant risk associated with the combined measured and indicated mineral resources presented at this PEA report. Gustavson finds the inferred resource to be acceptable for a PEA but in need of adequate sampling to upgrade the classification prior to further work on the Project.

Based on the results of this PEA completed on the Gramalote Project, Gustavson recommends advancing the Project to a NI 43-101 conformable prefeasibility study.

Recommendations, Mineral Resource Estimation;

  Inferred Resources – For the resource stated in Table 2 above by GCL, more than 55% of the reported ounces are classified as inferred. For the Gramalote Central “payback period (2022)” pit GCL reports that 40% of the contained ounces are classified as inferred. To move forward to a feasibility level of study it will be required that the majority of this inferred material be converted to an indicated classification. GCL has provided Gustavson with a memorandum, discussed in Section 12.10.1 below, that outlines a three year drilling program that should suffice to upgrade most of the in- pit material as required for feasibility. Gustavson has been informed that this program has been initiated and 3 holes (1300 m) have been completed. Gustavson is concerned that a number of the proposed holes, including some of those to be completed in 2014, are better described as “step out” drilling to test the margins of the material adjacent to the pit versus “infill” drilling clearly designed to upgrade the confidence of material within. Drilling targets should be identified in a manner to most efficiently upgrade this classification as this will be a critical issue for any project progression to a feasibility level of study.

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  Block Size - Gustavson considers the 60 m x 60 m x 10 m panel size used in the GCL OK/UC model to be too large to be used for any detailed mine planning beyond the level of a PEA. Within much of Gramalote Central there is sufficient data to justify a smaller block size. The RC drilling data on 12.5 m centers in Gramalote Central (Section 12.7.4) could be used for the determination of a block size appropriate for the envisioned selective mining unit (SMU).

  Geologic Model/Domains – The grade shells constructed by GCL display large kinks and offsets, likely because sectional interpretations have not been reconciled to plan. Grade shells do not always nest within one another; low- grade domains occur adjacent to medium and high- grade domains. Low- grade domains contain scattered veins or groups of veins intercepting barren, unaltered rock. While Gustavson finds this geologic model to be adequate at the PEA level further refinements should be made prior to feasibility level modeling. Gustavson also recommends GCL consider combining the high grade zone with the medium grade zone at Gramalote for variography and grade estimation. In addition Gustavson recommends limiting the estimated resource to areas where the drill spacing is ≤ 90 m. The continuity of the domains and their interpretation is among the biggest risks for this resource.

  Confidence Classification - The classification of measured mineral resources in the current GCL mineral resource estimate overstates the quantum of measured resources however Gustavson finds the aggregated measured and indicated (M&I) to be reasonable. Gustavson considers the inferred resource to be overstated in the $1,300 and $1,600 per ounce gold pits, but acceptable at the level of a PEA. Gustavson recommends that the GCL block-by-block resource classifications should be smoothed into geologically sensible and coherent zones that reflect a realistic level of geological and grade estimation confidence with particular attention to block position relative to the sampling grids (interior versus exterior).

  Estimation Methodology - Gustavson recommends restriction of the number of composites used per hole. Multipass kriging with differing search criteria for each pass is useful where there is variable drilling density which is certainly the case for the low-grade domains. Gustavson finds the GCL UC model files to be overly complicated and difficult to manipulate. Gustavson recommends changing the resource estimation process at Gramalote Central for material within the conceptual pit designs to a simpler, ordinary kriging (OK) grade estimation method. As additional infill drilling is completed to improve the classification of these resources, Gustavson believes that OK will provide adequate resolution for the operational mine planning.

Conclusions and Recommendations

Mine engineering work to date is well done and an adequate basis to develop future technical studies; however, with refinements in the geologic and resource models, the mine production rate should be reevaluated and the appropriate changes made to mine equipment, labor and costs. Current metallurgical testwork supports moving the Project forward.

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Estimated costs for the recommended work programs are as follows:

Table 3 Estimated Budget for Recommended Tasks

Task	Estimate

Drilling to Upgrade Inferred Resource (three year program)	$US 3,600,000.00

New Detailed Resource Modeling including:	$US 300,000.00
• Block Size Review
• Detailed Modeling of Domains
• Alternate Estimation Methodologies

Total	$US 3,900,000.00

These are contained within the planned GCL Project operating budget for 2014. The 2014 budget has been reduced from 2013 and expenditures are currently estimated to be approximately $18 million (stated at 100%; our 49% joint venture participation is estimated to be approximately $9 million).

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Table of Contents

1	INTRODUCTION			1-1
	1.1	Terms of Reference and Purpose of the Report		1-1
	1.2	Qualifications of Consultants (Gustavson)		1-1
		1.2.1	Details of Inspection	1-1
	1.3	Effective Date		1-2
	1.4	Units of Measure		1-2
2	RELIANCE ON OTHER EXPERTS			2-1
3	PROPERTY DESCRIPTION AND LOCATION			3-1
	3.1	Property Description and Location		3-1
	3.2	Mineral Titles		3-1
		3.2.1	Nature and Extent of Issuer’s Interest	3-4
	3.3	Royalties, Agreements and Encumbrances		3-4
	3.4	Environmental Liabilities and Permitting		3-4
		3.4.1	Environmental Liabilities	3-4
		3.4.2	Required Permits and Status	3-5
	3.5	Other Significant Factors and Risks		3-5
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY			4-1
	4.1	Topography, Elevation and Vegetation		4-1
	4.2	Climate and Length of Operating Season		4-1
	4.3	Sufficiency of Surface Rights		4-1
	4.4	Accessibility and Transportation to the Property		4-1
	4.5	Infrastructure Availability and Sources		4-2
5	HISTORY			5-1
	5.1	Prior Ownership		5-2
	5.2	Historic Mineral Resource and Reserve Estimates		5-2
	5.3	Historic Production		5-4
6	GEOLOGICAL SETTING AND MINERALIZATION			6-1
	6.1	Regional, Local and Property Geology		6-1
	6.2	Significant Mineralized Zones		6-2
7	DEPOSIT TYPES			7-1
	7.1	Mineral Deposit Type		7-1
8	EXPLORATION			8-1
	8.1	AngloGold 2003-2007 Exploration		8-1
	8.2	B2Gold 2008 Exploration		8-2
	8.3	AngloGold 2010-2011 Exploration		8-5
	8.4	Gramalote (Colombia) Limited 2012 Exploration		8-6
9	DRILLING			9-1
	9.1	AngloGold Drilling, 2006-2007		9-1
	9.2	B2Gold Drilling, 2008		9-2
	9.3	Gramalote (Colombia) Limited, 2011-2013		9-3
	9.4	Drillhole Database		9-6
10	SAMPLE PREPARATION, ANALYSIS AND SECURITY			10- 1

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	10.1	Opinion on Adequacy		10- 7
	10.2	Procedures		10- 7
	10.3	Limitations		10- 8
	10.4	Data Adequacy		10- 8
11	MINERAL PROCESSING AND METALLURGICAL TESTING			11- 1
	11.1	Metallurgical Test Programs		11- 1
	11.2	Process Selection		11- 1
	11.3	Plant Recoveries		11- 2
12	MINERAL RESOURCE ESTIMATE			12- 1
	12.1	Drillhole Database		12- 1
	12.2	Geologic Model		12- 2
		12.2.1	Domains	12- 2
		12.2.2	Saprolite	12- 5
		12.2.3	Discussion and Recommendations	12- 5
	12.3	Composite Size		12- 8
		12.3.1	Discussion and Recommendations	12- 9
	12.4	Bulk Density		12- 9
		12.4.1	Discussion and Recommendations	12-10
	12.5	Grade Capping		12-10
		12.5.1	Discussion and Recommendations	12-13
	12.6	Estimation Process		12-14
		12.6.1	Discussion and Recommendations	12-14
	12.7	Grade Estimation		12-15
		12.7.1	Variograms	12-15
		12.7.2	Block Models	12-17
		12.7.3	Estimation Parameters	12-18
		12.7.4	Discussion and Recommendations	12-21
	12.8	Change of Support/Uniform Conditioning		12-23
		12.8.1	Discussion and Recommendations	12-26
	12.9	Model Validation		12-27
		12.9.1	GCL Block Model Validation	12-27
		12.9.2	Various Visual Inspections	12-27
		12.9.3	Independent Audits	12-28
		12.9.4	Gustavson Block Model Validation Audit	12-28
	12.10	Mineral Resource Confidence Classification		12-29
		12.10.1	Discussion and Recommendations	12-29
	12.11	Mineral Resources Statement		12-35
		12.11.1	Previous Estimates	12-35
		12.11.2	Cutoff Determination	12-35
		12.11.3	Resource Statement	12-35
13	MINING METHODS			13- 1
	13.1	Introduction and Summary		13- 1
		13.1.1	Pit Design Summary	13- 3
	13.2	Relevant Information		13- 5
		13.2.1	Geotechnical Domains	13- 5
		13.2.2	Pit Slope Stability	13- 6

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		13.2.3	Hydrological Considerations	13- 7
	13.3	Relevant Parameters		13- 9
	13.4	Production Rates, Mine Life and Dilution		13- 9
	13.5	Development Requirements		13-10
	13.6	Mining Fleet and Requirements		13-11
14	RECOVERY METHODS			14- 1
	14.1	Plant Process Flowsheet		14- 1
15	PROJECT INFRASTRUCTURE			15- 1
	15.1	Infrastructure and Logistic Requirements		15- 1
		15.1.1	Camps	15- 3
		15.1.2	Internal Site Roads	15- 5
		15.1.3	Power	15-10
16	MARKET STUDIES AND CONTRACTS			16- 1
	16.1	Marketing Contracts & Agreements		16- 1
		16.1.1	Product Specifications	16- 2
		16.1.2	Market Demand	16- 2
	16.2	Commodity Price Projections		16- 2
17	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT			17- 1
	17.1	Environmental Studies		17- 1
		17.1.1	Baseline Study	17- 1
	17.2	Tailings and Waste Disposal		17- 5
		17.2.1	Tailings Disposal Facility	17- 7
		17.2.2	Waste Rock Disposal Facility	17- 7
		17.2.3	Conclusion	17- 8
	17.3	Operating and Post Closure Requirements and Plans		17- 8
	17.4	Required Permits and Status		17- 8
	17.5	Social and Community		17-10
18	CAPITAL AND OPERATING COSTS			18- 1
	18.1	General		18- 1
	18.2	Capital Cost Estimates		18- 1
		18.2.2	Basis for Capital Cost Estimates	18- 2
	18.3	Operating Cost Estimates		18- 3
		18.3.1	Basis for Capital Cost Estimates	18- 5
		18.3.2	Labor Requirements	18- 7
19	ECONOMIC ANALYSIS			19- 1
	19.1	Principal Assumptions		19- 1
	19.2	Cash flow Results		19- 3
	19.3	Cash flow Sensitivities		19- 3
20	ADJACENT PROPERTIES			20- 1
21	INTERPRETATION AND CONCLUSIONS			21- 1
	21.1	Results		21- 1
	21.2	Significant Risks and Uncertainties		21- 1
		21.2.1	Exploration	21- 1
		21.2.2	Mineral Resource Estimate	21- 1

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		21.2.3	Mining	21- 2
		21.2.4	Metallurgy and Processing	21- 2
		21.2.5	Projected Economic Outcomes	21- 2
		21.2.6	Foreseeable Impacts of Risks	21- 2
22	RECOMMENDATIONS			22- 1
	22.1	Recommended Work Programs		22- 1
		22.1.1	Costs	22- 2
23	REFERENCES			23- 1
24	GLOSSARY			24- 4
	24.1	Mineral Resources		24- 4
	24.2	Mineral Reserves		24- 5
	24.3	Glossary		24- 5
	24.4	Definition of Terms		24- 6

List of Tables

Table 3-1 Tenement Information	3-3
Table 5-1 Summary of Inferred Mineral Resources, Gramalote Central Area 2009	5-3
Table 5-2 Gramalote Mineral Resource Estimate 2012 (100% Basis)	5-4
Table 9-1 Drillholes and Adit Sampling by Zone and Year Through 2008	9-1
Table 10-1 Drilling Campaigns and Drillholes	10-1
Table 10-2 Protocols for Sample Submission and Quantity of Batches sent to the Laboratory by AGA.	10-2
Table 10-3 Protocols for Sample Submission and Quantity of Batches Sent to the Laboratory by B2Gold	10-3
Table 10-4 Protocols for Sample Submission and Quantity of Batches sent to the Laboratory by GCL 2010-2013.	10-4
Table 10-5 Preparation Laboratories and Drilling Campaigns/Holes	10-5
Table 11-1 Gold Head Grace vs Overall Recovery for Gramalote Pit	11-3
Table 12-1 Gramalote Model Limits	12- 18
Table 12-2 Search Distances	12- 21
Table 12- 3 Comparison of Ordinary Kriged Estimate (left) to Uniform Conditioning (right)	12- 26
Table 12-4 Gustavson Check Model Comparison of Resources	12- 29
Table 12-5 Gramalote 2013 Mineral Resources (100 % Basis)	12- 36
Table 13-1 Open Pit Operational Design Parameters	13-4
Table 13-2 Geotechnical Domains Parameters Gramalote Pit Area	13-6
Table 13-3 Study Scope Parameters	13-9

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Table 13-4 Pre-operational Schedule	13- 11
Table 13-5 Pre-operational Mine Fleet	13- 11
Table 13-6 Production Mine Fleet	13- 12
Table 15-1 Estimated Personnel Requirements	15-4
Table 15-2 Solid Waste Generation for the Project along its Useful Life and during every Phase	15-5
Table 17-1 Permit Details	17-9
Table 18-1 Mine Capital Cost Summary	18-1
Table 18-2 Mine Equipment Capital	18-2
Table 18-3 Mine Operating Costs by Activity	18-4
Table 18-4 Basic Mine Consumable Costs	18-5
Table 18-5 Bench Marking Study	18-6
Table 19-1 Gramalote Mineral Resources for Project Economics	19-1
Table 19-2 Main Economic Assumptions	19-2
Table 19-3 Net Cash Flow	19-3
Table 19-4 NPV Results	19-4
Table 19- 5 Cash Flow Sensitivities	19-4
Table 22-1 Estimated Budget for Recommended Tasks	22-2
Table 24-1 Glossary	24-5
Table 24-2 Abbreviations	24-6

List of Figures

Figure 3-1 Gramalote Project Location in Colombia, South America	3-1
Figure 3-2 Gramalote Mining Claims	3-2
Figure 5-1 Gramalote Project Boundary and Location of Neighboring Historic Mines.	5-1
Figure 6-1 Geology of the Colombian Andes	6-3
Figure 6-2 Gramalote Regional Structural Setting	6-4
Figure 6-3 Local Geology of Gramalote Deposit	6-4
Figure 6-4 Cross-Section Showing Alteration Zones	6-5
Figure 8-1 Regional Exploration Targets Location Map	8-7
Figure 8-2 Gramalote Property Regional Rock Samples	8-8
Figure 8-3 Gramalote Property Regional Soil Samples	8-9

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Figure 8-4 Location of Targets in Gramalote Area	8-10
Figure 9-1 Major Drilling Campaigns during the 2006-2008 and 2010-2013 Periods	9-6
Figure 10-1 ALS Laboratory Preparation for the AGA2006-2007 and B2Gold Campaigns 2008	10-6
Figure 12- 1 Domain Wireframing, Gramalote Central Medium Grade	12-3
Figure 12-2 Typical Vertical Sections, Domains, Drillholes and Block Model with Au grades	12-4
Figure 12- 3 Gramalote Central Saprolite Interface	12-5
Figure 12- 4 Domain Plan View with Edge Effects Artifacts	12-6
Figure 12- 5 Domain Plan View with Crossing Boundaries	12-7
Figure 12- 6 Density Statistics of the inside Mineralized Samples	12-9
Figure 12- 7 Probability Plots for the Gramalote Central Higher Grade Zone	12- 11
Figure 12- 8 Probability Plots for the Gramalote Central Medium Grade Zone	12- 12
Figure 12- 9 Probability Plots for the Gramalote Central Lower Grade Zone	12- 13
Figure 12- 10 Schematic Diagram of the 2013 Modeling and Estimation	12- 14
Figure 12- 11 High Grade Zone Variograms, Gramalote Central	12- 15
Figure 12- 12 Medium Grade Zone Variograms, Gramalote Central	12- 16
Figure 12- 13 Low Grade Zone Variograms, Gramalote Central	12- 17
Figure 12- 14 QKNA for Gramalote Central High-Grade Zone	12- 19
Figure 12- 15 QKNA for Gramalote Central Medium-Grade Zone	12- 19
Figure 12- 16 QKNA for Gramalote Central Low-Grade Zone	12- 20
Figure 12- 17 Schematic Diagram of 2013 Uniform Conditioning	12- 23
Figure 12- 18 Domain Recombination	12- 24
Figure 12- 19 Gramalote Central Grade versus Tonnage Distribution	12- 25
Figure 12- 20 Gramalote Central Grade Tonnage versus Distribution	12- 25
Figure 12- 23 Drilling design in Gramalote Central (Level 855)	12- 31
Figure 12- 24 Planned Drilling design in Gramalote Central	12- 32
Figure 12- 25 Planned Drilling design in Monjas West	12- 33
Figure 12- 26 Planned Drilling design in Trinidad	12- 34
Figure 13- 1 Gramalote, Monjas and Trinidad Pits, Year 14: 2031 (FINAL YEAR)	13-1
Figure 13- 2 Slope Design Scheme	13-3
Figure 13- 3 Ramp Width Design Scheme	13-5
Figure 13- 4 Gramalote Pit Design Sectors Based on the Geotechnical Domains	13-7

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Figure 13-5 Schematic Representation of a Cross Section of a Pit Showing Type of Inflows	13-8
Figure 14- 1 Simplified Block Diagram Process Flowsheet	14-2
Figure 15- 1 General Area Layout	15-2
Figure 15- 2 Final Roads Layout	15-7
Figure 15- 3 Final Construction Dumps Location	15-9
Figure 15- 4 Gramalote Location with the National HV Grid	15- 10
Figure 16- 1 Colombian Gold Production 2000 – 2010 (Estimation from 2011 to 2014)	16-1
Figure 17- 1 Environmental Baseline Study Areas	17-2
Figure 17- 2 Watersheds in Vicinity of Project Area	17-4
Figure 17- 3 Site Map Showing Waste Dump and Tailings Dam Locations	17-6

List of Appendices

Appendix A
Certificate of Authors

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1    Introduction

The Gramalote Project (Gramalote or the Project) is located in central Colombia, approximately 230 km northwest of the Colombian capital of Bogota near the town of Providencia. Gold and silver mineralization in the Project area occurs within a structurally controlled quartz stockwork system within the Cretaceous Antioquia Batholith. The Project is held in a joint venture between B2Gold, 49%, and AGA, 51%, and is operated by GCL.

1.1      Terms of Reference and Purpose of the Report

This report was prepared according to NI 43-101 and associated Form 43-101F1 (June 30, 2011), CIM Guidelines (November 27, 2010). The mineral resource estimate and interpretations and conclusions reported herein are based on technical data available as of the effective date of this report, February 11, 2014.

1.2      Qualifications of Consultants (Gustavson)

The Qualified Persons (QPs), as defined by NI 43-101, responsible for this report are:

•	Donald E. Hulse, P.E., Vice President and Principal Mining Engineer, Gustavson.
•	Gordon Sobering, SME-RM, Principal Mining Engineer, Gustavson
•	Deepak Malhotra, PhD, President, Resource Data International
•	Frank Daviess, Associate Principal Resource Geologist, Gustavson
•	M. Claiborne Newton, PhD, Chief Geologist, Gustavson

Mr. Hulse acted as Project Manager during preparation of this report, and is specifically responsible for Sections 1 through 4, 15 through 17, and 20 through 24; Mr. Sobering is responsible for Sections 13, 18 and 19; Mr. Malhotra is responsible for Sections 11 and 14; Mr. Daviess is responsible for Sections 12; and Mr. Newton is responsible for sections 5 through 10.

1.2.1      Details of Inspection

Don Hulse and Frank Daviess visited the site February 11 and 12, 2014. GCL provided comprehensive presentations by the relevant departments for various elements of the Project followed by presentations by personnel at the site that included a review of the core logging and splitting procedures, data handling and sample security protocols. Gustavson finds the GCL personnel, both at site and office, to be knowledgeable and well informed in the areas of their particular expertise. Gustavson found the physical site facilities (logging, geology and geotechnical etc.) to be well maintained and organized.

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Mr. Hulse also visited the Project site on May 8 and 9, 2012, where he conducted general geologic field reconnaissance, reviewed drill core and verified drill collar locations in the field with map and compass. At the Gramalote office in Providencia, Mr. Hulse reviewed drill logs, historic survey data, and performed a detailed review of modeling methods and parameters with personnel from AGA, B2Gold’s joint venture partner. Core logging and splitting procedures, data handling and sample security protocols, and chain of custody were also reviewed with Gramalote field personnel during the site visit.

1.3      Effective Date

The effective date of the report is February 11, 2014.

1.4      Units of Measure

The metric system has been used throughout this report. All currency references are in U.S. dollars ($US) unless otherwise stated. Tonnes are metric tons (1,000 kg, or 2,204.6 lb).

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2    Reliance on Other Experts

During preparation of this report, Gustavson, relied in good faith on information provided by B2Gold regarding property ownership, mineral tenure and royalties and agreements (Sections 3.2 through 3.3). Gustavson has not independently verified the status of the property ownership or mineral tenure presented by B2Gold through pertinent reports.

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3    Property Description and Location

3.1      Property Description and Location

The Gramalote property is located near the town of Providencia, Department of Antioquia, Colombia. The Project is located approximately 230 km northwest of the Colombian capital of Bogota and 80 km northeast of Medellin, the regional capital of the Department of Antioquia (Figure 3-1). The geographic center of the Project is located at UTM Zone 18N (WGS84): 509,180 East; 720,330 North (6°31’ N, 74°55’ W).

Source: GCL 2013

Figure 3-1 Gramalote Project Location in Colombia, South America

3.2      Mineral Titles

The Gramalote Project area consists of 17 contiguous claim blocks totalling 35,321.74 hectares. The claims presently include 16 registered concession contracts totalling 25,908.84 hectares and one integrated and registered mining concession contract totalling 9,412.90 hectares in a traditionally agricultural and artisanal mining area approximately 80 km northeast of Medellin, Colombia and about one km southwest of the village of Providencia, Department of Antioquia. Claim details are summarized in Table 3-1, and claim boundary locations are shown on Figure 3-2.

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Source: GCL

Figure 3-2 Gramalote Mining Claims

Colombian mining law concerning duration of tenure states that the exploration phase begins as soon as the concession contract is registered in the National Mining Registry. The total period for the concession contract (exploration, installation and construction, and exploitation) is 30 years, which may be renewed for an additional 30 years. Under Colombian mining law, producing mines are subject to a federal royalty of 4% of the gross value of gold and silver production.

The tenement information outlined in Table 3-1 is reported by GCL as of October, 2011. Claim status, as presented herein, may evolve as applications are approved or as contracts are signed by the Colombian mining authority. Updated tenement information was verified online via the Spanish language Colombian government’s mineral tenement website: www.ingeominas.gov.co.

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Table 3-1 Tenement Information

CLAIM	RECORD DATE	TENEMENT	STATUS	AREA (HA)	MUNICIPALITY	EXPLORATION PERIOD
						FIRST EXTENSION	SECOND EXTENSION
6187B	27-Jan-09	GCL	REGISTERED AREA	13.95	SANTO DOMINGO	25-Oct-11
6192B	29-Jan-09	GCL	REGISTERED AREA	18.92	SANTO DOMINGO	26-Oct-11
IFC-08021	3-May-11	AGA	REGISTERED AREA	20.80	SAN ROQUE
6194B	5-Aug-08	GCL	REGISTERED AREA	23.90	SAN ROQUE, YOLOMBO	2-May-11
2042	6-Feb-97	AGA	REGISTERED AREA	49.98	SAN ROQUE
7589	17-Feb-09	GCL	REGISTERED AREA	51.75	SAN ROQUE	11-Nov-11
7519	19-Feb-09	GCL	REGISTERED AREA	54.62	SANTO DOMINGO	15-Nov-11
14292	9-Jul-08	GCL	REGISTERED AREA	56.75	SAN ROQUE
6263	8-Aug-06	GCL	REGISTERED AREA	127.52	SAN ROQUE	16-Apr-09	4-May-11
ICQ-0800167X	10-May-11	AGA	REGISTERED AREA	437.82	YOLOMBO
7676	16-Jul-09	GCL	REGISTERED AREA	504.55	SANTO DOMINGO, YOLOMBO, CISNEROS
ICQ-080062C	10-May-11	AGA	REGISTERED AREA	690.36	SAN ROQUE
7153B	18-Jan-07	GCL	REGISTERED AREA	745.84	MACEO, YOLOMBO	25-Sep-09	17-Oct-11
6185B	23-Jul-08	GCL	REGISTERED AREA	750.20	SAN ROQUE, YOLOMBO	14-Apr-11
6054	4-Nov-04	GCL	REGISTERED AREA	752.16	SAN ROQUE, YOLOMBO
7153	18-Jan-07	GCL	REGISTERED AREA	1,065.88	SAN ROQUE	25-Sep-09	17-Oct-11
6386	12-Feb-09	GCL	REGISTERED AREA	1,250.36	SANTO DOMINGO	11-Nov-11
6190	28-Jan-09	GCL	REGISTERED AREA	1,785.91	SAN ROQUE	26-Oct-11
5917	28-Jan-09	GCL	REGISTERED AREA	1,962.81	SAN ROQUE, MACEO, YOLOMBO	27-Jan-09	4-Feb-11
6189	27-May-11	AGA	REGISTERED AREA	1,971.93	SAN ROQUE
6185	14-Aug-07	GCL	REGISTERED AREA	2,168.42	SAN ROQUE, MACEO, YOLOMBO	19-Apr-10
6032	4-Aug-06	GCL	REGISTERED AREA	2,246.13	SAN ROQUE, YOLOMBO	27-Jan-09	29-Apr-11
4894	8-Jul-03	GCL	REGISTERED AREA	2,292.76	SAN ROQUE, YOLOMBO
ICQ-0800631X	29-Mar-11	AGA	REGISTERED AREA	2,356.80	SAN ROQUE
6386B	12-Feb-09	GCL	REGISTERED AREA	2,418.28	SANTO DOMINGO, SAN ROQUE	11-Nov-11
6194	2/17/2009	GCL	REGISTERED AREA	5,588.49	SANTO DOMINGO, SAN ROQUE, CISNEROS	11-Nov-11
6195	5/18/2010	GCL	REGISTERED AREA	5,914.86	SANTO DOMINGO, SAN ROQUE, CISNEROS

Source: GCL, 2011

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3.2.1      Nature and Extent of Issuer’s Interest

B2Gold has 49% interest in these mineral titles.

3.3      Royalties, Agreements and Encumbrances

In July 2005, Sociedad Kedahda S.A. (Kedahda), a wholly owned subsidiary of AGA, entered into an option agreement with the Colombian-based Grupo Nus to earn a 75% interest in the Gramalote property by completing cash payments, complying with specified work expenditures, and presenting a Feasibility Study on or before July 2010. In August 2007, B2Gold purchased, for a combination of cash payments, share consideration, and payments based upon ounces of gold in the proven and probable reserve categories, the rights to the Grupo Nus option agreement including the remaining 25% interest in the Gramalote property.

On May 15, 2008 B2Gold entered into an agreement with AGA, whereby AGA transferred to B2Gold a 2% interest in the Gramalote joint venture and assigned to B2Gold other rights relating to GCL, including AGA’s right to acquire an additional 24% interest, so that B2Gold then held a 51% interest in the Gramalote joint venture (AGA retaining 49%) and accepted responsibility for management of exploration of the Gramalote Project. In addition, AGA transferred to the Gramalote joint venture its interests in additional claims contiguous to the original Gramalote property.

In 2010, AGA entered into an agreement with B2Gold to amend the Gramalote joint venture agreement. Under the amended terms, AGA regained its 51% interest in the joint venture and became manager (operator) of the Project while B2Gold retained a 49% interest.

Once in production, state royalties on the gold and silver are 4% of the gross metal value at the plant site (as per Article 16 of Law 141 in 1994). These state royalties are independent of national, departmental and municipal taxes.

3.4      Environmental Liabilities and Permitting

3.4.1      Environmental Liabilities

Artisanal mining has occurred on the Gramalote property for the past century. At this time, there are no known pending or outstanding environmental liabilities related to exploitation within the present joint venture area. The proposed exploration program includes diamond drilling, and therefore requires the approval of the Colombian regional environmental authority (CORNARE). Drilling is actively ongoing at Gramalote and drilling approval is in good standing.

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3.4.2      Required Permits and Status

Environmental permits for water use and tree cutting are required during the drilling phase of exploration. Current water use permits are valid and tree cutting permits are in process. No special bonds are required, since all concession contracts require an insurance policy with coverage for environmental and mining liabilities. Any surface land owners will be identified and respective land use and access (servidumbre) permits will be obtained.

3.5      Other Significant Factors and Risks

Permitting is in process for re-routing the Guacas River which passes through the final pit design. No problems are currently foreseen, and there is time to complete this work prior to planned production.

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4    Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1      Topography, Elevation and Vegetation

The Gramalote Project is located along the southern margin of the topographic depression formed by the Nus River valley, a major west-northwest trending structural depression within the generally planar south- and east-sloping Antioquia plateau of Colombia’s Central Cordillera. The Nus River flows from the central region of the Antioquia plateau into the Magdalena basin to the east. Topography along the Nus valley is undulating with locally steep and incised areas. Elevations in the Gramalote Project area range from 800 to 1,500 meters above sea level, while elevations over the Antioquia plateau are generally between 2,300 and 2,500 meters above sea level.

Except in areas of historic artisanal mining, the region is covered in grass pasture and cropland with limited, isolated extensions of natural vegetation dominated by lush, low-growth Andean forest, mostly preserved along the courses and headwaters of drainages. Natural bedrock outcrop is rarely observed. Tropical weathered latosol profiles are common and average 15 meters thick in undisturbed areas.

4.2      Climate and Length of Operating Season

The climate in the vicinity of the Gramalote Project is mildly tropical with daytime temperatures averaging about 24°C throughout the year. Yearly rainfall averages about 200 cm and falls mostly during two rainy seasons extending from March to May and from September to December. Mining exploration and operations may be conducted year round on the Gramalote Project.

4.3      Sufficiency of Surface Rights

Mineral rights cover the entire project plus several potential exploration areas. Surface rights cover the mining area, principally through ownership rather than leasing, although additional area will need to be acquired prior to construction. So, no unusual problems are foreseen in this acquisition.

4.4      Accessibility and Transportation to the Property

The Project site is located in the Nus River valley, a transportation corridor of paved highways connecting the Colombian capital city of Bogota and the city of Medellin to the Magdalena River at Puerto Berrio. Access to the Gramalote Project site is provided by well-maintained paved road surface from Medellin (3 to 4 hours driving time) and Bogota (8 to 10 hours driving time), both of which offer daily international flight service.

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4.5      Infrastructure Availability and Sources

The Project site is located approximately 55 km from Puerto Berrio, from which direct water access is available to Barranquilla, a major ocean port on the Caribbean coast.

Providencia, the town nearest to the Project site, is a historic railway station and mining supply center, administered by the Municipality of San Roque, which is 12 km to the southwest of the Gramalote Project. Gravel roads connect the small town and farm population to the Nus Valley infrastructure. An inactive freight/passenger railway line and high tension electricity lines pass within one km of the Gramalote Project area.

Regionally, central Antioquia Department is a hub of large-scale hydro-electricity generation. A 2.5 megawatt hydroelectric plant is presently generating electricity at the Guacas Creek, within the Gramalote property. Water resources are abundant throughout the region.

Agricultural activities in the Nus River valley are dominated by cattle ranching and sugar cane, raw sugar (panela), and tropical fruit production. Small-scale, artisanal gold mining from both alluvial and hard-rock sources is evident throughout the Nus Valley region.

Several small towns with a long history in ranching and small scale mining are located near the Project site and should provide readily available labor. Local labor is not trained in modern exploration and mining techniques, so training and importation of some expatriates will likely be necessary. All requirements (personnel, equipment, contractors) for Project exploration and development, including diamond drills, can be acquired or contracted out of Medellin. Some heavy equipment can be contracted out of Cisneros, San Roque, San Jose del Nus, and Puerto Berrio.

Further details on the Project’s infrastructure can be found in Section 15: Project Infrastructure.

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5    History

The Gramalote area has a long history of artisanal gold mining, likely dating from Pre-Colombian times (16th century) to present day. Historic production was dominated by hydraulic techniques, and by the early 1900’s many operations were producing gold throughout the Nus River valley, including at Gramalote, Guacharacas, La Trinidad, Cisneros and El Limon. The location of these historical mines is shown in relation to the Gramalote Project boundary in Figure 5-1. According to late 19th century mineral titles reviewed by Shaw (2003), the mines at Gramalote, including El Retiro, Gramalote, El Mango, El Balzal, La Concha, and others were owned by the Aristizabal family. The mines worked residually-enriched colluvium and mineralized in situ saprolite in the surface oxide zone around Gramalote Central, as well as alluvial deposits.

Source: Gorham, 2008

Figure 5-1 Gramalote Project Boundary and Location of Neighboring Historic Mines

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5.1      Prior Ownership

In 1995, Metallica Resources, Inc. (MRI) executed a preliminary exploration agreement with Sergio Aristizabal, holder of Gramalote Mineral Title 14292. MRI conducted surficial sampling and mapping of the Gramalote Central area. Between 1996 and 2000, three additional companies (Gridiron Exploration Ltd in 1997, Placer Dome Exploration Inc. in 1999, and Peñoles from Mexico in early 2000) conducted brief evaluation and sampling studies at Gramalote. The gold market and Colombian security conditions were given as reasons for these companies not pursuing further exploration on the Gramalote Project.

In January 2003, Shaw (2003) brought the Gramalote prospect to the attention of AGA’s Lima-based South American exploration team. AGA’s Colombian subsidiary, Kedahda reviewed the prospect in late 2003, and AGA consolidated the mineral exploration tenement and formally entered into a joint venture agreement in 2005 with Grupo Nus. In 2006 and 2007, AGA conducted regional exploration, drilled 43 diamond drillholes, excavated and sampled a 240-meter underground tunnel and completed a preliminary resource estimate on the Gramalote Central area.

In 2007 and 2008, B2Gold entered into agreements with AGA which gave B2Gold management responsibility for exploration on the Project.

5.2      Historic Mineral Resource and Reserve Estimates

Susan Meister published an independent NI 43-101 Technical Report in 2009 entitled “Gramalote Ridge Project, Department of Antioquia, Colombia” dated February 27, 2009 which includes a mineral resource estimate prepared in 2009. B2Gold built a mineral resource model for the Gramalote Central area using geological zones based on alteration and veining. Assay gold grades were capped and composited to 6-meter down-hole intervals and block grades were estimated using kriging. Two drillholes within a 120 x 30 x 120 meter search were used to assign blocks the inferred classification. A Lerchs-Grossman optimization shell was applied to the model to establish that the reported mineral resource has a reasonable prospect of being extracted. Table 5-1 shows a resource summary with the base case highlighted in bold typeface.

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Table 5-1 Summary of Inferred Mineral Resources, Gramalote Central Area 2009 (100% Basis)

Inferred Mineral Resources, $US1000 Heap Leach Case, Base Case in BOLD
Gold Grade Cut-off (g/t)	Tonnes x 1000	Gold Grade (g/t)	Oz Gold x1000
1.0	27,604	1.47	1,303
0.8	42,305	1.27	1,725
0.7	52,012	1.17	1,958
0.6	62,511	1.08	2,178
0.5	74,375	1.00	2,387
0.4	87,342	0.92	2,574
0.35	94,237	0.88	2,658
0.3	101,948	0.84	2,738

1. Differences in ounces and grades due to rounding

2. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

3. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration

Gustavson published an NI 43-101 Technical Report in 2012 entitled “NI 43-101 Technical Report on Resources Gramalote Project Providencia, Colombia” dated June 1, 2012 in which the total measured and indicated mineral resources at Gramalote Central at a 0.25 gram per tonne (“g/t”) gold cut-off, within a $US1,600 per ounce gold optimized Whittle pit consist of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred mineral resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated mineral resource.

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Table 5-2 Gramalote Mineral Resource Estimate 2012 (100% Basis)

Gramalote Project		2012 Uniform Conditioning Model
In Pit Resource		$US1,600/Oz Au CUTOFF = 0.25 g/t Au
DEPOSIT	CATEGORY	K TONNES	AU (g/t)	K Oz
Gramalote Central	Measured	30,501	0.85	834
Gramalote Central	Indicated	66,607	0.79	1,701
Total Measured and Indicated		97,108	0.81	2,536

Gramalote Central	Inferred	52,159	0.35	595
Trinidad	Inferred	43,529	0.55	770
Total Inferred		95,688	0.44	1,364

1. Differences in ounces and grades due to rounding

2. Mineral resources that are not mineral reserves do not have a demonstrated economic viability.

3. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration

5.3      Historic Production

Artisanal mining has occurred on the Gramalote deposit site since the 16th century, but production has always been small and no known records have been maintained.

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6    Geological Setting and Mineralization

The regional and local geology of the Gramalote Project are discussed in detail in the 2009 Technical Report and in the 2012 Technical Report. The geological descriptions provided in Sections 6.1 and 6.2 below are derived and paraphrased from the 2009 Technical Report, the 2012 Technical Report and internal reports provided by AGA and GCL. Gustavson considers the geological descriptions to accurately portray the geology as currently understood at the Gramalote Project.

6.1      Regional, Local and Property Geology

Large regional and subordinate local structures modified the Antioquia Batholith and controlled the occurrence and distribution of the mineralization within the Gramalote deposit. The structural setting is dominated by two north-south fault zones, the Palestina Fault Zone to the east and the Miraflores Fault Zone to the west. These are linked by ‘horse tail’ regional extensional structures with the Nus River structural break to the north and the Cristales Shear Zone to the south.

The dominant lithology at the Gramalote deposit is tonalite-granodiorite with subordinate diorite. Minor, late stage aplites and pegmatites also are locally present. Gold mineralization at Gramalote is associated with structurally controlled quartz stockwork vein systems. Local geology with respect to the Gramalote deposit is shown in Figure 6-3.

Hydrothermal alteration zones prevalent at Gramalote are entirely structurally controlled. The alteration occurs as both broad zones and narrow selvedges around veins. Vein selvedges range from a few millimeters up to 10cm. Three diffuse overlapping alteration zones are identified moving from the fresh rock to the mineralized veins over a range of generally less than 20cm:

1.	A distal incipient sericite (alteration of plagioclase to a fine mica) zone with partially oxidized magnetite and biotite altered to chlorite;

2.	An intermediate extensive sericitisation and incipient carbonate zone with pyrite replacing magnetite, and incipient carbonatisation; and

3.	A proximal zone with no magnetite, +/-K-feldspar, muscovite fully replacing chlorite and increased carbonatisation.

The gradual destruction of magnetite from fresh rock to the most intensely altered rock allows the alteration to be ‘mapped’ to some degree through the use of the magnetic susceptibility of the rock.

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The broader alteration zones mimic the vein selvedges and progress from an outer quartz-sericite zone to inner carbonate and potassic zones. A minor argillic alteration zone is identified at the surface. These alteration zones are presented in Figure 6-4.

As noted above, the local structure at Gramalote is controlled by two major features, the Nus River lineament to the north and the Cristales Shear Zone to the south. Duplex shear zones have developed between these two regional structures as second order structures with subordinate third and fourth order tension gashes developing between the second order structures. The dilational nature of the lower order structures has allowed the circulation of the mineralizing fluids.

6.2      Significant Mineralized Zones

Mineralization is closely linked to alteration and, like alteration, is structurally controlled. The mineralization is vein hosted, either in sheeted veins or local stockworks. Three stages are identified and associated with vein and alteration types:

1.	Quartz-calcite-pyrite is an assemblage of fine grained quartz and calcite with very fine grained pyrite. This vein type generally does not host gold;

2.	Quartz-pyrite-chalcopyrite-gold is the most important gold host typically associated with K-feldspar (potassic) selvedge. The gold occurs in fractures in pyrite along with chalcopyrite; and

3.	Quartz-calcite-white mica is commonly barren but can show moderate gold grades (but up to 20 g/t). The veins are typically identified through the selvedge of white mica.

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Source: GCL, 2011

Figure 6-1 Geology of the Colombian Andes

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Source: GCL, 2011

Figure 6-2 Gramalote Regional Structural Setting

Source: GCL, 2011

Figure 6-3 Local Geology of Gramalote Deposit

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Source: GCL, 2011

Figure 6-4 Cross-Section Showing Alteration Zones

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7    Deposit Types

7.1      Mineral Deposit Type

The Gramalote gold deposit is an intrusive-hosted, structurally controlled, stockwork gold-silver deposit. Gold mineralization is controlled by northeast-southwest trending strike-slip shear zones and north-northwest to south-southeast trending extensional shear zones and dilational fractures cutting the tonalites and granodiorites of the Antioquia Batholith.

7.2      Geological Model

The main zone of mineralization at Gramalote Central, defined by drilling, has been traced along strike to the northeast (azimuth 70º) for approximately 1,100 meters. Mineralization occurs within several zones that periodically coalesce both along strike and down-dip. Zones vary in width from tens of meters to 150 meters in true width with vertical to sub-vertical dips to the south-southeast. The silver to gold ratio is approximately 1:1.

Gold mineralization occurs within altered and mineralized tonalite of the Antioquia Batholith. Anomalous gold grades are associated with three overprinting, texture-destructive alteration assemblages including potassic, quartz-sericite and sericite-carbonate. The magnetite destructive alteration characteristics of these zones is clearly defined using airborne and ground magnetic surveys over the tonalite host rock which is weak to moderately magnetic. Within these alteration zones, anomalous gold mineralization is associated with three specific types of stockwork quartz veining. These include quartz veinlets with fine grained pyrite (Type 1), quartz-carbonate veinlets (Type 2) and quartz veinlets with granular pyrite (Type 5). Oriented core data collected in 2008 suggests the veins have random orientations with a weak preference for a 045º subvertical orientation.

The saprolite (oxide) and “saprock” (transition) portion of the deposit represents a small percentage of the mineralization. Saprolite thickness is variable from 5 to 30 meters, with an average thickness of 15 meters. Local artisanal miners are active within the saprolite portion of the deposit. In the Gramalote Central area they mine narrow (<50 cm) north-south to northwest trending sub-vertical mineralized quartz veins.

Coarse gold is not observed in the drill core, and petrographic work to date indicates the gold occurs in 5 to 20 micron sizes associated with fractures and inclusions within pyrite and cavities associated with sulphosalts (aikinite PbCuBiS3, matildite AgBiS2) and tellurides (hessite (Ag2Te) (Leal, 2007 and Cabral, 2007).

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

8    Exploration

8.1      AngloGold 2003-2007 Exploration

This section is partly excerpted from the June 2008 NI 43-101 Technical Report, Updated Report on the Gramalote Property (Gorham, 2008). Exploration by AGA between 2003 and 2007 comprised both regional exploration programs as well as diamond drilling in the main Gramalote Central area to generally accepted industry standards. Approximately $US4.3 million dollars were expended by AGA on exploration activities on the Gramalote property between 2003 and 2007, including:

  Detailed topographic surveying over Gramalote Central and the surrounding area.

  Regional stream sediment sampling over the entire Gramalote property. A total of 277 stream sediment samples were collected and analyzed for gold plus 31 elements.

  Regional soil sampling on 50 to 200-meter centers over the most interesting regional prospects peripheral to the Gramalote Central area. A total of 2,853 soil samples were collected and analyzed for gold plus thirty-one additional elements.

  Surface soil sampling over the entire Gramalote Central and surrounding area at 50 x 100- meter centers. A total of 491 samples have been collected and all samples analyzed for gold plus 31 elements.

  Detailed structural and alteration mapping of the one square km area surrounding Gramalote Central.

  Selective and continuous grab, chip, channel and panel sampling of out cropping mineralization around Gramalote Central. A total of 266 rock samples were collected. All samples were analyzed for gold plus 31 elements.

  Prospecting, including geological and structural mapping, on a regional basis over the entire Gramalote property, including in outlying areas of identified historic and active artisanal workings. A total of 1,384 rock samples were collected and analyzed for gold plus 31 additional elements. It is noted that with surface rock sampling there may be a certain element of bias toward oversampling the most mineralized- looking material, metal values can be higher than in unweathered rock due to supergene enrichment and available outcrops may not be fully representative of underlying bedrock. However, use of the data for outlining anomalous areas is considered valid.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

  A trial, in-house ground-based magnetometer survey over Gramalote Central and some of the outlying prospects was completed to test the possibility to use magnetic field information for exploration purposes at a more regional level. A total of 116 line-km were surveyed in 59 lines.

  Petrographic thin and polished section and microprobe study of prepared core samples, oriented towards the distribution of gold in mineralized materials.

  The excavation and complete channel and bulk mineral sampling of a 240- meter tunnel, with a two-by-two meter cross sectional area, in fresh (unweathered) rock, drifting into the northeast flank of Gramalote Central.

  Diamond core drilling completed on the Gramalote Central area including 43 drillholes for a total of 12,312 meters.

  Two phases of preliminary metallurgical test work on mineralized sulphide- bearing materials collected from the underground tunnel and drill core from various localities around Gramalote Central.

The surface exploration programs defined a significant intrusive hosted gold system that had never been drilled. Surface mapping, rock and soil sampling identified an exploration target extending over an area of more than one square km centered about Gramalote Central. Mineralization is contained within numerous tens-of-meter sized, structurally-related corridors which commonly contain mineralization exceeding 1 g/t gold. Gold grade is directly related to the presence and abundance of mineralized veins and veinlets within the corridors.

8.2      B2Gold 2008 Exploration

Gustavson’s review of B2Gold’s exploration work at Gramalote shows consistency and adherence to industry accepted standards. B2Gold spent approximately $US12 million dollars in 2008 on the Gramalote property, including the Gramalote Central and surrounding areas. The focus (and object of the majority of expenditures) of B2Gold’s 2008 exploration program was the diamond drilling campaign in the main Gramalote Central area. Details of this program are discussed in Section 9. Additional regional exploration programs involving infill soil geochemistry and surface trenching and mapping and sampling were carried out on several targets adjacent to and within 23 km of the Gramalote Central area (Figure 8-1 to Figure 8-4). Twenty-three diamond drillholes were drilled on regional targets, including 20 drillholes in the La Trinidad target area. Regional stream geochemical analysis, prospecting, and surface rock sampling were also carried out within the 250 square km area of interest surrounding the Gramalote Central area.

B2Gold completed surface structural mapping and rock sampling of numerous vein orientations in the main Gramalote Central area to characterize gold distribution and determine optimal drillhole orientation for the 2008 drill campaign. The 240-meter long adit was re-mapped and re-sampled in 2008 to evaluate short range grade variability. Sampling and mapping of both the northwest and southeast ribs of the adit confirmed the east-northeast overall trend of the Gramalote mineralized zones. Sampling results and mapping also indicated that anomalous gold grades occur in several vein orientations including steeply dipping and shallow dipping vein sets.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

La Trinidad: The Trinidad mineralized zone is located along the Nus River Break and the Medellin–Puerto Berrio Highway approximately three km north-northwest of the Gramalote Central. A soil geochemical anomaly defined by samples greater than 50 ppb extends 1,200 meters east–west by 400 meters north-south. Several hand dug trenches targeting anomalous (>200ppb gold) soil anomalies were excavated in 2008 to determine the orientation of the mineralized vein sets. Mineralized shear structures are characterized by a preferential orientation of 050º and dipping 80º southeast with extensional structures at 010º degrees and dipping 85º to the east. In 2008, B2Gold drilled 20 diamond drillholes totaling 7,019 meters over an area that measured 1,100 meters by 400 meters. The program was designed to test the strike length of the soil geochemical anomaly. The style of alteration and mineralization at Trinidad is similar to the Gramalote Central area. Additional drilling is required and the zone remains open to the east and depth.

Felipe Zone (Cascada): The Felipe zone is located (200 meters) immediately west of Gramalote Central and hosts similar mineralization comprising both north-south and north-east oriented sheeted veinlets with potassium feldspar and quartz-sericite selvages. Rock and soil sampling in 2008 returned anomalous gold values over a 150 by 300 meter area along the westward strike extension of the Gramalote Central area. Soil sampling returned anomalous gold values up to 2,050 ppb forming an east northeast elongate anomaly, potentially joining with the Monjas anomaly further to the west. In 2008, B2Gold drilled five diamond drillholes totaling 1,411 meters testing the anomaly over a 250 meter by 300 meter area.

Monjas: Monjas Ridge is located 280 meters along the westward strike extension of the Gramalote Central zone and was the site of artisanal mining. The area is somewhat isolated and is covered by heavy vegetation and thick in situ saprolitic soils. Sampling by AGA between 2003 and 2007 of mineralized potassium feldspar altered samples from old mine dumps returned several plus 1.0 g/t results. Soil sampling in 2008 returned discontinuous anomalous (200 to 4,200 ppb gold) values over a 1,000 meter by 120 meter area. Follow up prospecting and mapping along Monjas Ridge has been hampered by the lack of outcrop exposure.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

La Concha: The La Concha historic artisanal mining site is located 430 meters north of Gramalote Central and hosts a zone of north-east trending sheeted veinlet development with selvages of potassium-feldspar and quartz-sericite alteration. Surface channel rock sampling over 200 by 120 meter areas returned gold values up to 8.9 g/t gold and soil sampling returned anomalous gold values from 100 ppb Au up to 1,520 ppb Au. The anomalous area defined by soil and rock geochem has a general northeast trend similar to Gramalote Central and broadly paralleling the Guacas Creek lineament. In 2008, B2Gold drilled one diamond drillhole to a depth of 419 meters. The best result obtained was 0.19 g/t gold over 28.45 meters.

San Antonio: Located 500 meters northwest of the Gramalote Central deposit, the San Antonio historic artisanal mining area hosts east-west and north-south trending Type 1 vein mineralization in potassic and quartz-sericitic alteration. Selective vein sampling returned values up to 34 g/t gold. A single hole was drilled to test the San Antonio zone. The best drill assay results were 0.62 g/t gold over 10.15 meters.

La Reina: The La Reina historic artisanal mine site is located 700 meters east of Gramalote Central. The La Reina anomaly includes structures of northeast and north south oriented sheeted veinlets with quartz-sericite selvages. Rock sampling has returned anomalous gold values over a 150- by 150-meter area, coincident with historic open cut workings in saprolite. Soil sampling also reflects a 300 by 200 meters anomaly, with anomalous gold values forming a discontinuous northeast trending zone over an area of 500 meters by 250 meters potentially joining with the El Balsal anomaly to southwest. In 2008, B2Gold drilled four drillholes totaling 1,089 meters testing the Reina deposit over a 250 by 200 meter area. The best assay results obtained were 2.17 g/t gold over 26.1 meters and 0.39 g/t gold over 80.84 meters.

La Maria: The La Maria artisanal mine is located approximately 2.5 km to the east of Gramalote Central. Chalcopyrite-rich shear-veins with quartz-sericite alteration were locally mined on a small scale. Soil geochemistry has been completed over a 400 meter by 120 meter area with anomalous values up to 2.8 g/t gold. Based on the soil geochemistry, ground geophysics and the similarity in mineralization styles and alteration, the Maria anomaly is believed to be the eastward continuation of the El Balsal / La Reina structure.

El Limon: Located 700 meters south of Gramalote Central, the El Limon anomaly comprises an 850 meter by 300 meter soil geochemical anomaly with assays up to 7,280 ppb Au. Rock channel sampling along N50-70ºE fault veins and shear structures has returned up to 13 g/t gold in mineralization being mined by artisanal miners. Veining consists of quartz, pyrite, chalcopyrite and chalcocite with the wall rocks altered to quartz–sericite and spotty K-feldspar alteration assemblages.

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La Malasia: The La Malasia zone is located 3.3 km south-southwest of Gramalote Central. Regional mapping in 2008 identified a series of sub-parallel northeast, northwest and east west trending shear veins with strong quartz-sericite–pyrite +/- chalcopyrite infillings along a 400 meter section of La Malasia Creek. Individual structures can be relatively high grade, with values as high as 36.1 g/t gold. Infill soil geochemistry in 2008 defined an elongate north-south trending gold anomaly from La Malasia to Cristales located 340 meters to the north. The anomaly comprises samples with values ranging between 60 and 500 ppb Au. In 2008, B2Gold drilled three diamond drillholes totaling 1001 meters over a 250 meter by 200 meter area. The best assay results obtained were 1.22 g/t gold over 17.2 meters, 0.83 g/t gold over 33.45 meters 0.63 g/t gold over 83 meters.

Cristales: Located three km south of Gramalote Central, the best exposure is in a road located immediately west of the village of Cristales. Strong to intense fracturing and strong quartz - pyrite – illite – sericite alteration with medium to weak veinlet formation is observed in the tonalite host rocks which are intruded by a series of north-south striking equigranular porphyritic dioritic dykes. Nearly continuous channel sampling in 2008 along a road cut averaged 900 ppb Au over 250 meters. In 2006 AGA drilled three diamond drillholes totaling 750 meters. Results from those holes showed only scattered narrow intervals of weakly mineralized alteration.

Cisneros: An artisanal mining site located 23 km west of Gramalote Central and is best exposed in Guadualejo Creek. Mineralization and alteration is similar to Gramalote. Channel samples collected in 2008 from mineralized structures oriented N50ºE and N80ºE assayed up to 160 g/t gold. A mineralized zone over 200 by 180 meters is defined by surface rock sampling and soil geochemistry. Further exploration work is needed prior to drilling.

8.3      AngloGold 2010-2011 Exploration

The exploration strategy at Gramalote during 2010-2011 was focused on adding inferred mineral resources to the Project in the Monjas Oeste, Monjas Este, El Limon, El Topacio and Trinidad targets (Figure 8-4).

Technical study and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2011 and 2012 technical study and exploration work to date on the Gramalote property include positive metallurgical test results showing in excess of 90% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of $US40 million has been spent and 35,800.52 meters of diamond drilling has been completed in 118 holes since AGA became operator in September 2010 until the end of 2011.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

Exploration drilling has been carried out on five drill targets located within four km of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon and Topacio with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. A total of 16,803.39 meters in 49 drillholes have been completed on the five satellite targets from October 2010 to the end of 2011. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

Positive gold intersections have been returned in Monjas West located two km west southwest along strike of Gramalote Central mineral resource. A total of 6,281.49 meters in 17 holes have been drilled at Monjas West with results up to 56.0 meters at 0.94 g/t gold (including 14.0 meters at 1.66 g/t gold and 12.0 meters at 1.45 g/t gold) in hole MW-05, 20.0 meters at 1.88 g/t gold in hole MW-03, 22.0 meters at 0.93 g/t gold in hole MW-04 and 12.0 meters at 1.75 g/t gold in hole MW-09.

In addition 23 infill drillholes totaling 8,995.45 meters were drilled on Gramalote Central and 10 drillholes totaling 2,811.36 meters were drilled for metallurgical testing.

Six geotechnical drillholes (2,291.1 meters) were drilled around the actual Gramalote Central pit limit, and 13 condemnation holes for 2,063.54 meters were drilled in the Palestina area, where the waste dump and tailing dump facility will likely be placed.

8.4      Gramalote (Colombia) Limited 2012 Exploration

B2Gold and AGA (through GCL) carried out a 2012 joint venture technical study and exploration plan costing $US36.9 million for the Gramalote Project that included 21,700 meters of diamond drilling for the exploration of additional targets on the property as well as infill and condemnation drilling.

A sterilization-drilling program was carried out during 2011 and 2012 with the intention of confirming the absence of potential mineralization in areas where main infrastructure will be located.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

490000
500000
510000
Mpio. Cisneros
GRAMALOTE PIT
TARGET LA PLATA
TRINIDAD PIT
Cgto. Providencia
MONJAS EAST
720000
MONJAS WEST
TARGET GUADUALEJO
EL LIMON
TARGET LA MARIA
TARGET CRISTALES
Cgto. Cristales
Mpio. San Roque
TARGET LA MALASIA
710000

Source: GCL

Figure 8-1 Regional Exploration Targets Location Map

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504000
506000
508000
510000
512000
722000
720000
718000
TRINIDAD
El Nus Structures
LA PLATA
LA MARIA
GRAMALOTE
MONJAS
EL LIMON
Cristales Structures
CRISTALES
MALASIA
gramalote
SYMBOLS
Rock Au50PPB
< 50
50 - 500
> 500
Regional Structures
Drainage

Source: GCL

Figure 8-2 Gramalote Property Regional Rock Samples

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504000
506000
508000
510000
512000
722000
720000
718000
TRINIDAD
El Nus Structures
LA PLATA
LA MARIA
GRAMALOTE
MONJAS
EL LIMON
Cristales Structures
CRISTALES
MALASIA
gramalote
SYMBOLS
Soil Au50PPB
< 50
50 - 100
> 100
Regional Structures
Drainage

Source: GCL

Figure 8-3 Gramalote Property Regional Soil Samples

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Trinidad
Gramalote
Monjas East
Monjas West
El Limon

Source: GCL

Figure 8-4 Location of Targets in Gramalote Area

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

9    Drilling

From 2006 to 2009, a total of 136 diamond drillholes (plus the underground tunnel) were drilled at Gramalote Central and nearby exploration targets. Drillhole information is summarized in Table 9-1, and drillhole locations are shown in plan view on Figure 9-1.

Table 9-1 Drillholes and Adit Sampling by Zone and Year Through 2008

Year	Company	Zone	No. of Holes	Meters
Gramalote Central Area – Diamond Drillholes
2006/2007	AngloGold	Gramalote	43	12,312
2008	B2Gold	Gramalote	60	20,140
2008	B2Gold	Felipe	5	1,411
2008	B2Gold	La Concha	1	419
2008	B2Gold	San Antonio	1	201
Subtotal		Gramalote Central Area	110	34,483
Gramalote Central Area – Adit
2007	AngloGold	Gramalote	1 (adit)	240
2008	B2Gold	Gramalote	1 (adit-resampled)	241
Subtotal		Gramalote Central Area		481
Regional Targets – Diamond Drillholes
2006/2007	AngloGold	Cristales	3	750
2008	B2Gold	Cristales	3	1,001
2008	B2Gold	La Trinidad	20	7,019
Subtotal		Regional Targets	26	8,770
TOTAL – Diamond Drillholes			136	43,251

9.1      AngloGold Drilling, 2006-2007

AGA contracted several Colombian drill companies, including Terramundo Drilling, Perfotec Ltda., Geominas Ltda., and Perforaciones Andina S.A., for drilling completed at the Gramalote Project during 2006 and 2007. The four contractors used a variety of core barrel sizes including HQ, NQ and BQ.

AGA completed 43 diamond drillholes in 2006 and 2007 for 12,312 meters. The holes were drilled predominantly due east and due west with minus 60 degree dips and averaged 290 meters in length. The drill spacing varied from 50 to 120 meters and tested a 900 by 400-meter area. The predominant drill azimuth of the AGA holes was based on surface structural and geologic mapping conducted by AGA.

Drillhole collars were surveyed by high-precision differential GPS. Drillholes 1 through 7 were surveyed one time at the end of the hole and holes 8 through 43 were surveyed every 100 meters down hole and at the end of the hole. Upon removal of the diamond drill rig from the site, a one-meter piece of four-inch PVC pipe was inserted into the top of the hole and cemented into place to record the drillhole location and general orientation. The final down-hole surveyed orientation and drillhole depth were engraved into a small cement pad surrounding each hole. Recoveries were excellent, averaging 97% for the AGA drill campaigns.

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B2Gold’s geologist’s re-logged the core from the first 43 drillholes to normalize the Project database to a common geological reporting standard.

9.2      B2Gold Drilling, 2008

B2Gold used three drilling contractors during the 2008 drilling campaign: Kluane Colombia Empresa Unipersonal from Bogotá (drill rig KD600), AK Drilling International S.A. from Lima (drill rig UDR 200D LS) and Percotec from Medellin (drill rig LF70PQ and Longyear 38). The three contractors used a variety of core barrel sizes including HQ, NQ, BTW and NTW.

During the 2008 drilling campaign, 67 diamond drillholes were completed over Gramalote Central and the Balzal and Felipe zones. Drilling covered a strike length of 1,100 meters to the east north-east and 450 meters vertically. Additional exploration potential exists at depth and to the northeast.

B2Gold used a predominantly northwest (315°) drill azimuth during 2008 drilling based on an east-northeast, multielement-based potassic enrichment and sodium depletion anomaly, and the results of surface structural and geologic mapping in early 2008. B2Gold decided that the northwest drill azimuth was optimal to intersect the different vein sets and alteration packages.

Down-hole surveying was performed by a B2Gold geotechnician upon completion of the drillhole. A Reflex Maxibor II, continuous optical borehole survey system recorded azimuth and dip every three meters down the hole. In the case of spurious readings, the hole was re-surveyed.

Drillhole collars were located on the drill pads by total station survey. Once the drill rig commenced drilling, a second high precision total station survey was completed at the top and bottom of a drill rod in the drill chuck so that a starting azimuth and starting inclination could be calculated. The procedure used in the earlier drill program was also used by B2Gold for permanently marking drillhole locations.

Core recovery in 2008 was excellent and varied between 94-99% with an average of 96.48% for the duration of the drill program.

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All aspects of the 2008 B2Gold drill program, including collar surveying, down-hole surveying, geologic data collection, sampling, and quality control were supervised by Mr. Vern Shein, B2Gold Project Manager for the Gramalote Project.

9.3      Gramalote (Colombia) Limited, 2011-2013

A total of 68 exploration diamond drillholes were drilled, totaling 30,172 meters, in the Gramalote Central area. The drilling activities were mainly focused on exploration and infill drilling with the purpose to increase resources and improve the resource classification confidence, as well as to sterilize the areas selected with the intention to place the mine infrastructure installations. In addition to this, an extensive Reverse Circulation (RC) drilling campaign was conducted to validate the Uniform Conditioning technique. About 5,630 meters of RC drilling was done at Gramalote Central composed of 75 holes drilled at an average depth of ~70 meters. This drilling was done from two drilling pads of about 100 square meters each, on which a drilling pattern of 12.5 m x 1 2.5 m was completed. This spacing was chosen to simulate a ‘Grade Control’ block that might be used during the mine operation.

In satellite areas, 92 diamond drillholes, totaling 33,142 meters were drilled. The 2010-2013 exploration drilling is reported by area in Table 9-2. In addition to exploration drilling, 11,482 meters of condemnation drilling for infrastructure siting, 5,125 meters of geotechnical drilling and 3,949 meters of metallurgical testing drilling were performed.

Table 9-2 Exploration Drillholes by Zone and Year 2010-2013

Year	Company	Zone	No. of Holes	Meters
Gramalote Central Area – Diamond Drillholes
2011	GCL	Gramalote Central	23	8,996
2012	GCL	Gramalote Central	14	6,107
2013	GCL	Gramalote Central	31	15,069
TOTAL			68	30,172
Gramalote Central Area – Reverse Circulation Drillholes
2013	GCL	Gramalote Central	75	5,630
TOTAL			75	5,630
Topacio Area – Diamond Drillholes
2011	GCL	Topacio	2	677
TOTAL			2	677

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

Year	Company	Zone	No. of Holes	Meters
Trinidad Area – Diamond Drillholes
2011	GCL	Trinidad	10	3,553
TOTAL			10	3,553
Limon Area – Diamond Drillholes
2010	GCL	Limon	1	311
2011	GCL	Limon	5	1,973
2013	GCL	Limon	1	302
TOTAL			7	2,586
Monjas East Area – Diamond Drillholes
2010	GCL	Monjas East	3	736
2011	GCL	Monjas East	11	3,274
TOTAL			14	4,010
Monjas West Area – Diamond Drillholes
2010	GCL	Monjas West	1	292
2011	GCL	Monjas West	16	5,990
2012	GCL	Monjas West	15	5,575
2013	GCL	Monjas West	21	8,120
TOTAL			53	19,977
La Maria Area – Diamond Drillholes
2012	GCL	La Maria	6	2,339
TOTAL			6	2,339

Through its drilling contractors, GCL used a variety of core barrel sizes including NQ, NQ3, HQ, HQ3, PQ and, BTW for the diamond drillholes and 5 ½ inches for the reverse circulation holes.

The DDH holes were drilled predominantly with an azimuth northwest (315) similar to the one defined by B2Gold, with minus 47°/50° degree dips and average of 442 meters in length. The drill spacing varied from 50 m to 100 m.

Down hole surveying was performed with a Reflex Maxibor II, recording the azimuth and the dip every 3 meters.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

Drill core was logged by GCL geologists recording rock types, alteration types and mineralization intensities on paper copies. These data were then entered into AGA’s Century System’s DH-Logger database management program.

  Core Sampling: All drillholes completed were sampled from top to bottom. A total of 28.457 samples were collected. Samples were cut in half with a core saw in consistent 2-meter intervals. Variation in length to less than two meters was due to mineralization or lithological changes. Once the core was sawed, the sample destined for the laboratory was randomly selected and sealed into numbered plastic bags. Finally, after carrying out all proper procedures, the boxes with the remaining core were stored on wooden shelves that were covered.

  Core Photographs: Digital cores photos were taken for all the 230 DDH drilled. Core photos were taken prior to sampling but after sample mark-up. Photographs were captured of two boxes simultaneously. The first photo was taken with a dry core and a second photo was taken with wet core to better observe the different varieties of texture and alteration.

  Density Measurements: A total of 1887 specific gravity measurements were collected. Before the core was cut and sampled, the geologist took a piece 20-cm long for HQ-core and 25-cm long for NQ-sized core for every two- meter down the hole for measurement. Samples were weighed in air and in water and the specific gravity was calculated. Samples were not dried or coated before measurements and the scale gave a weight in whole grams (no decimals). The length-weighted average specific gravity for sulphide material was 2.66 g/cm3 .

Additionally, 521 samples were sent to ALS Chemex, Bogota in order to check the values obtained. The result was 2.66 g/cm3 as average, validating the in house results.

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Gramalote Project	NI 43-101 Preliminary Economic Assessment

Source: GCL

Figure 9-1 Major Drilling Campaigns during the 2006-2008 and 2010-2013 Periods

9.4      Drillhole Database

Gramalote drilling data is input through a process called Table Mapping using DHLogger software. In this process, csv-type files provide the information source for compiling the logging information, location, drilling dates, depth, survey, recovery, magnetic susceptibility, sampling and assays data. The compiled information is entered into the Project database using the Fusion Client software.

The Gramalote Project database is titled SACOGRADATA01. This is a relational database that uses the Open Database Connectivity (ODBC) interface of Microsoft®, which allows the user to request and send data to the server. The connection between the Gramalote server and the central database of AGA Colombia in Bogotá is via the AGA net. This connection uses the tools “Fusion Remote” and “Fusion Central”, which are part of an Enterprise solution of “Century Systems” in which Fusion Central is the central repository of all data and the administrator of the database structure, and Fusion remote is a repository of data that serves to create a remote system that manages the structure and stores data.

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The local database stores information associated with drillholes, trenches, soil sampling, sediment sampling and surface rocks sampling. Other data, such as costs and administrative information are handled with different tools which are not appointed here.

Logging and drilling are completed at 2-meter intervals. Magnetic susceptibility is measured on rock samples (soil and saprolite are not included) every 20 centimeters. Specific gravity is measured on rock samples of approximately 20 centimeters every 25 meters.

Drill samples are transported to the storage area the day after they are collected, and are immediately logged. The magnetic susceptibility measures are taken using a kapameter and the data are written on the magnetic susceptibility format (in Spanish). Specific gravity data are taken within or just after the logging process. When logging and measurements are completed, the samples are shipped to the AGA warehouse in Funza (Cundinamarca) and then on to the laboratory.

Numeric codes are used to identify different characteristics of the rock on the drill logs, and an equivalent code is created in DHLogger.

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10    Sample Preparation, Analysis and Security

Gramalote Project's drilling campaign consisted of three stages: AGA2006-2007, B2GOLD2008 and GCL2010-2013, as summarized in Table 10-1. These three periods show some differences in the QA/QC of lab results. This document describes the protocol used for each of the stages. Preparation and analysis protocols are described in general, emphasizing the differences between periods.

Table 10-1 Drilling Campaigns and Drillholes

CAMPAIGN	HOLES
AGA2006- 2007	GR001-GR043
B2GOLD2008	GR044-GR103 TR001- TR020 CH001 FZ001-FZ005
GRA2010-2013	GR114-GR180 TR021- TR030 MW001- MW047 ME001-ME013 LM001-LM007

Source: GCL

QA/QC Protocols

  AGA 2006 – 2007: The QA/QC of Gramalote Project's lab results was performed according to the protocols of AGA Ashanti described in "General Protocols and Procedures": Quality Control and Standards in Gold Exploration" (Keith Kenyon, 2003). These QA/QC procedures were done by inserting QC samples as coarse blank, certified standard material, coarse rejected duplicates and pulp duplicates (inserted by the lab) to the batches sent to the laboratory (Table 10-2).

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Table 10-2 Protocols for Sample Submission and Quantity of Batches sent to the Laboratory by AGA.

PROTOCOL BY SAMPLE SUBMISSION	QUANTITY
Coarse Core	2 at the beginning of each batch
Coarse Core	1 per 25 samples
Standard Material	1 per 25 samples
Coarse Rejected Duplicate	1 per 25 samples
Pulp Duplicate (lab insertion)	1 per 20-25 samples

Source: GCL

QA/QC Samples

  Standard material: The AGA standards protocol gives max/min allowed limits for standard values calculated with the certified mean +/- 2 times the certified standard deviation. If a standard failed over these limits, 25 samples around the standard were sent for re- assay.

  Duplicate samples: AGA protocols allow an error of +/- 10% for coarse rejected duplicates and of +/- 5% for pulp duplicates.

  Coarse blank samples: AGA protocols allow a maximum of two times the detection limit of the corresponding analysis method.

Sample Batch Submission:

Sample batch submission was prepared in Bogota AGA’s Warehouse after receiving them from the field. Standard and blank samples were packed by AGA employees in the warehouse. Each batch contained all the samples taken during drilling and the number of samples depended on the depth of the drillhole.

  B2Gold 2008: The QA/QC procedure implemented by B2Gold is described in the document "Quality Control and Data Capture 2008 B2Gold Doc". Table 10-3 shows the protocols for sample presentation and quantity of batches sent to the laboratory.

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Table 10-3 Protocols for Sample Submission and Quantity of Batches
Sent to the Laboratory by B2Gold.

PROTOCOL BY SAMPLE SUBMISSION	QUANTITY
Coarse Blank	1 per 40 samples
Standard Material	1 per 35 samples
Field Duplicate (1/3 split by 2/3 central)	1 per 40 samples
Coarse Rejected Duplicate	1 per 40 samples
Pulp Duplicate (lab insertion)	1 per 20-25 samples

Source: GCL

QA/QC Samples

  Standard material: If the result of a standard sample exceeds 3 standard deviations of the mean accepted value, the batch must be re-analyzed.

  Coarse blank samples: A batch is failed if the coarse blank sample exceeds two times the detection limit of the analysis methodology.

  Duplicate samples: Usually, pulp, preparation and field duplicates are used to examine the accuracy of the laboratory over time, but not to approve or disapprove batch analysis. The variability may be associated with mineralogy aspects or the nugget effect.

  Sample batch submission: Sample batches to be submitted to the laboratory were prepared directly in the field. QA/QC samples were included when preparing the packages. In order to fit the Laboratory Fire Assay batches (84 samples), batches were prepared with 75 samples, including QA/QC samples.

  GCL 2010 – 2013: The QA/QC of Gramalote Project's lab results was performed according to the protocols of AGA Ashanti described in "General Protocols and Procedures: Quality Control and Standards in Gold Exploration" (Keith Kenyon, 2003), with some modifications related to acceptable limits. These procedures were implemented by including quality control samples such as coarse blank samples, standard certified material and coarse rejected duplicates. Pulp duplicates submitted by the laboratory were also used (Table 10- 4).

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Table 10-4 Protocols for Sample Submission and Quantity of Batches
sent to the Laboratory by GCL 2010-2013.

PROTOCOL BY SAMPLE SUBMISSION	QUANTITY
Coarse Blank	2 core samples at the beginning of each batch
Coarse Blank	1 for every 25 samples
Standard material	1 for every 25 samples
Coarse Rejected Duplicate	1 for every 25 samples
Pulp Duplicate (lab insertion)	1 for every 20-25 samples

Source: GCL

QA/QC Samples

  Standard material: AGA standards protocols establish the max/min limits allowed for the standard values calculated with the certified mean +/- 2 times the certified standard deviation, although protocols have been slightly modified to allow one and only one error between +/ - 2 and +/- 3 the standard deviation. If there is more than one error in the results, the limits will be +/- 2 STDV. This is applies to samples that belong to a single batch subjected to fire essays, which must be given by the laboratory. If an error is detected, samples related to the failed standard, are retested for position and range. This selection is based on: the regular samples grade related to the standard grade, the fire assay batch limits, and the failed and not failed standard positions.

  Duplicate samples: AGA protocols allow an error of +/ - 10% for coarse rejected duplicates and of +/- 5% for pulp duplicates.

  Coarse blank samples: AGA standards protocol allows a maximum of 2 times the detection limit of the corresponding analysis method, although it has been modified to allow a maximum of 5 times the detection limit of the corresponding analysis method when high grades not reported to the laboratory affect coarse blank.

  Sample batch submission: Sample submission was prepared in Bogota AGA’s Warehouse (until April 2013), since April 2013 the sample submission was prepared in Girardota warehouse (Gramalote’s warehouse in Medellín) after receiving them from the field. Standards and blank samples are inserted into AGA units by its staff. Standards and coarse blanks were packed by AGA employees.

Sample Preparation

Gramalote Project samples were prepared by ALS Chemex at the premises of AGA under a joint venture between AGA and ALS Chemex for the AGA 2006-2007 and B2Gold 2008 campaigns and in a commercial sample preparation laboratory of ALS Chemex in Medellin for the GCL 2010-2013 campaigns (see Table 10-5).

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Table 10-5 Preparation Laboratories and Drilling Campaigns/Holes

CAMPAIGN	HOLES	PREP. LAB
AGA2006-2007	GR001-GR043	Local Warehouse Lab
B2GOLD2008	GR044-GR103 TR001- TR020 CH001 FZ001-FZ005	Local Warehouse Lab
GRA2010-2013	GR114-GR180 TR021- TR030 MW001- MW047 ME001- ME013 LM001-LM007	ALS Commercial Lab

Source: GCL

Sample Preparation Technique

  Receipt and weighting of samples. For batches received at the facilities of the local laboratory, this process was done manually. Batches received at the commercial laboratory of ALS were recorded in the ALS LIMS system.

  Drying Samples. Samples are dried at a temperature below 110° C. Then, they are placed in stainless steel trays and put in a gas oven with digital control.

  Sample mechanical preparation:

For the AGA2006-2007 and B2GOLD2008 campaigns, the entire sample was crushed to over 70% passing 2 mm (10 mesh) using a Terminator crusher. (Figure 10-1)

For the GCL2010-2013 campaign, the entire sample was crushed to over 85% passing 2 mm (10 mesh).

  Splitting: Up to 1 kg of the sample is split using a riffle splitter. According to the protocol, the laboratory requires to split a second sample to be used as coarse rejected duplicate.

  Pulverization: the split sample is pulverized to over 85% passing 75 microns using an LM2 pulverizing mill. The sample is split off to 250 grams and sent to ALS Chemex in Lima for analysis (Figure 10-1).

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Receive Sample
WEI -21
Record received sample weight
Is sample dry ?
NO
Dry Sample
If samples air -dry overnight , no charge to client . If samples excessively wet , the sample should be dried to a maximum of 120 °C. (DRY -21)
Yes
CRU -31
Fine crushing of rock chip and drill samples to better than 70 % < 2 mm
QC testing of crushing efficiency is conducted on random samples (CRU -QC)
Keep Reject
Reject
SPL -21
Split sample using riffle splitter
The sample reject is saved or dumped pending client instructions . Prolonged storage (> 45 days ) of rejects will be charged to the client .
Split
PUL -32
Up to 1 000 g sample split is pulverized to better than 85 % < 75 microns
QC testing of pulverizing efficiency is conducted on random samples (PUL -QC).
Retain pulp for analysis
Lab splits are required when analyses must be performed at a location different than where samples received .

Source: GCL

Figure 10-1 ALS Laboratory Preparation for the AGA2006-2007 and B2Gold 2008 Campaigns

Analyses

After preparation, all samples collected on the Gramalote Project, including stream sediment samples, soil samples, surface rock samples, underground adit samples and drill core samples were shipped to Lima, Peru for gold analysis at ALS Chemex Labs. Gold was analyzed by fire assay (FA) of a 50-gram aliquot and finished with atomic absorption spectroscopy (AAS). If any gold analytical result exceeded 3,000 ppb gold, an additional 50 gram sample charge was re-run with a fire assay fusion and gravimetric procedure (ALS Chemex procedure Au-GRA-22) which has a lower limit of 0.05 ppm and an upper limit of 1,000 ppm.

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Multi-element analyses were performed by inductively coupled plasma spectrometry (ICP) by ALS Chemex at either its laboratory in Lima, Peru or in North Vancouver, Canada. ALS Chemex Labs Inc. is a certified analytical laboratory company which has no relationship with the issuer. All laboratory results were returned to the issuer in certificates signed by a certified assayer. These certificates were examined by Gustavson.

Security

From 2008 on, the following security procedures were followed in transporting samples to the prep lab. Once logged and sampled, drill core samples were sealed within plastic bags with transparent tape or tamper proof “zap-straps”. Sample numbers were also recorded on the outside of the bags. Samples were placed within sequentially numbered woven rice bags and shipped in locked boxes within trucks to the prep lab in Bogota, Colombia with documentation (“chain of custody document”) that detailed sample shipment contents, personnel in custody of the samples, date, time and method of transport. The chain of custody document followed the prepped samples to Lima, Peru as well and was returned to the Project manager upon receipt of lab analytical results. It is believed that the security procedures used in 2006 and 2007 by AGA were similar, with the exception of no chain of custody document and no locked box in the truck that transported the samples to Bogota.

10.1      Opinion on Adequacy

It is Gustavson’s opinion that the Gramalote Project’s QA/QC procedures, sample preparation procedures, sample security practices and ALS Chemex’s analytical procedures conform to industry-standard best practices.

10.2      Procedures

During 2012 Mr. Hulse reviewed the on-site procedures, interviewed the technical geology crew on their procedure and confirmed that the crew follows the defined procedures. Mr. Hulse also reviewed the core for 4 holes, comparing the logging and assay values with visible veining and alteration within the core.

Mr. Hulse also visited several of the limited outcrops exposed in work areas and road cuts and confirmed that these exhibit similar characteristics to the core.

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For the 2014 site visit, procedures were again reviewed and Mr. Hulse and Mr. Daviess also examined the Gramalote Central higher grade zones where GCL has constructed test platforms for 12.5 meter reverse circulation (RC) drilling that simulates expected grade control procedures. Mineralized material is exposed on the platforms and GCL provided a comparative analysis of sampling by RC and diamond drilling methods.

10.3      Limitations

Due to the tight control and sample handling procedures as well as very limited exposure of fresh rock, in 2012 Mr. Hulse did not have the opportunity to take independent samples. His reviews of the record keeping support the view that the data are correctly represented from the field data collection and assay procedures through entry into the geological database. Neither Mr. Hulse or Mr. Daviess collected independent samples during the 2014 visit and both are of the opinion that the methods and procedures employed by GCL constitute industry best practices and have been reviewed sufficiently both internally and externally to be accepted for this PEA.

10.4      Data Adequacy

Based on his review of the information, Mr. Hulse believes that the field procedures and logging adequately represent the drill information concerning the Project. It came to light in review of the assay quality control and discussions with Gramalote personnel that since 2010, third party assays have on average been reported higher than ALS Chemex, the selected laboratory. This could result in a possible low bias to modeled grades, and should be investigated to prevent a systemic problem affecting future studies.

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11    Mineral Processing and Metallurgical Testing

GCL has performed two metallurgical testwork programs in 2011 and 2012 in order to develop technical data towards a technical report. The study’s objective was to develop a simple techno-economic processing route to treat the ore.

The low-grade high tonnage deposit was determined to contain seven lithology types. However, tonalite represented the dominant lithology containing 93% weight distribution and 95% of the gold reported in core sections. The secondary dominant lithology was saprolite, which is near surface and of variable thickness.

11.1      Metallurgical Test Programs

Testwork was undertaken by SGS at facilities in Lakefield, Ontario, Canada on several composite samples representing early mine life, remaining mine life, low, medium and high-grade recovery deposits and various lithology samples.

The metallurgical test program included two major parts: Comminution program and a metallurgical gold recovery program. The comminution test program included bulk material handling properties, high pressure grinding rolls (HPGR) and SAG and ball mill comminution testing. Gold recovery test work included bottle roll cyanidation leaching, agitated leaching, concentrate leaching tests, column leaching, flotation, effluent detoxification and effluent environmental analyses.

The objective of these test programs was to provide information to allow process design at a PFS standard, using composite tests and variability tests.

11.2      Process Selection

The metallurgical data was used to evaluate several processing options including the following:

  Agitated leach plant including grinding, leaching and CIL.

  Heap leach plant including three stage conventional crushing.

  Gravity circuit followed by flotation of gold and fine grind and leaching of concentrate.

Several trade-off studies were performed to determine the best processing option as well as optimum tonnage for the Project. GCL determined that the plant annual capacity should be 16 million tonnes and the process flowsheet should consist of the following unit operations:

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  Primary Crusher

  Grinding circuit consisting of SAG-Ball circuit

  Flotation circuit to upgrade the gold-bearing sulfide minerals and any free gold

  Concentrate regrinding, gravity gold removal and flotation concentrate thickening

  Leaching circuit consisting of CIP circuit

  Gold recovery circuit and regeneration of carbon,

  Counter current decantation and detoxification circuit

11.3      Plant Recoveries

Gold and silver recoveries were calculated based on available metallurgical data regarding head grade versus recovery performance and developed recoveries equations for the unit operations and the overall plant.

The overall gold recovery for Gramalote pit was represented by the equation:

Overall Recovery = 34.7% + ((1.3946 In (Head Grade) +
                                98.553) - 34.7) X 97.9% X 99.8%

The overall recovery as a function of head grade is given in Table 11-1.

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Table 11-1 Gold Head Grace vs Overall Recovery for Gramalote Pit

Head Grade (g/t)	Overall Rec (%)
0,10	93,1
0,15	93,7
0,20	94,1
0,25	94,4
0,30	94,6
0,35	94,9
0,40	95,0
0,45	95,2
0,50	95,3
0,55	95,5
0,60	95,6
0,65	95,7
0,70	95,8
0,75	95,9
0,80	96,0
0,85	96,1
0,90	96,1
0,95	96,2
1,00	96,3
1,05	96,4
1,10	96,4
1,15	96,5
1,20	96,5

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12    Mineral Resource Estimate

Gustavson reviewed the GCL Report (2013) in detail as well as the AMEC (2013) and the Quantitative Group (QG), (2012) internal reports provided by GCL. In addition, B2Gold provided an additional report from DKT Geosolutions Inc. (DKT), (2013).

Gustavson has reviewed in detail the resource block model constructed by GCL and constructed an independent audit model of Gramalote deposits for comparative purposes.

Gustavson finds the GCL reporting to be complete with more than enough detail to support the resource estimation at the PEA level.

Resource modeling was performed using a geological model based on alteration, vein abundance and gold grade. Assay gold grades are composited to 2-meter down-hole intervals, gold values considered outliers to the distribution are capped to a maximum value in accordance to the analysis of the distribution using probability plots.

Reported resource grades were estimated using the geostatistical technique of Uniform Conditioning (UC), which is a non-linear method that takes the Ordinary Kriging (OK) estimates of 60 m x 60 m x 10 m panels and performs conditioning to a SMU, or selective mining unit, of 20 m x 20 m x 10 m using a Change of Support (COS) methodology.

The Gramalote Project includes three separate deposits, the primary Gramalote Central as well as two satellites:

  Gramalote Central – (Historically referred to as Gramalote Ridge or Gramalote Hill) with 71.8% of the total reported metal (50% inferred).

  Trinidad – With 19.5% of the total reported metal (100% inferred).

  Monjas West – With 8.7 % of the total reported metal (84% inferred)

Much of the following sections (12.1 through 12.11) are reproduced here from the internal GCL 2013 Report along with minor modifications by Gustavson for clarity and the addition of comments and observations from AMEC, QG, DKT and Gustavson.

12.1      Drillhole Database

The drillhole database has been described in detail in Section 9 of this report. Gustavson finds the database to be well structured and well documented and in general to be adequate for resource estimation.

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12.2      Geologic Model

Alteration, vein abundance, and gold grade are the primary controls applied during the modeling process. Alteration is intimately associated with mineralization. As a proxy for the alteration intensity, measurements of magnetic susceptibility were collected. Magnetic susceptibility ratios greater than 7 indicate fresh rock, and measurements less than 4 indicate strong alteration. In order to better correlate the alteration with the mineralized areas, an inverse magnetic susceptibility field was created to identify alteration in the geologic database. The mineralized zones are structurally controlled and higher frequency fractures means higher permeability, stronger alteration, higher % of vein abundance and better zones for gold occurrence. A vein abundance model was built to help in guide in modeling. Other possible controls were examined:

  Rock type – GCL states (with support from AMEC and QG) that because over 90% of the samples are tonalite/granodiorite, subdomaining by rock type is not useful.

  Vein type – GCL cites AMEC “In nearly all cases the mean gold grade increases with vein abundance. In the Low-Grade Domains, vein types V1, V2 and V5 show the largest increases in mean grade with increasing abundance. The coarse pyrite – quartz vein type (V5) has mean grades that are double the mean grade of all the vein types. However, vein type V5 represents only 5-10 percent of the samples. If the relatively rare vein types V6 and V7 are also excluded, the remaining vein types have similar mean grades within domains. Hence sub- domaining on vein types is probably not useful. Obviously, vein abundance and mean grade are linked. If any sub- domaining were to be done, it should probably just be done on gold grade, rather than a subjective and semi quantitative logging of vein abundance”.

GCL takes the AMEC comment above as validating their choice of vein abundance as a guide in modeling. “Vein abundance is not a perfect guide because it still depends on geologist estimation but it helps for modeling.” A Vein abundance model was created using Leapfrog® and Datamine Studio3® software in order to guide the modeling process.

12.2.1      Domains

Domaining was applied to prevent the undue smearing of densely veined high-grade zones into more sparsely veined medium and low-grade zones. The terms “domain” and “zone” are used interchangeably by GCL throughout their reporting; both referring to the spatially delineated grade populations (grade shells). Drillhole information (logged vein abundance, grade and alteration) formed the basis for setting up mineralization domains of high, medium and low grade. The Cutoff grades used in the modeling were 0.15 g/t Au for lower grade areas, 0.25 g/t Au for the medium grade areas and 0.7 g/t Au for higher grade areas. Vertical sections were constructed every 20 m for the higher and medium grade areas and every 40 m for the low grade zone (Figure 12-1).

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Source: GCL

Figure 12-1 Domain Wireframing, Gramalote Central Medium Grade

Simple 10-meter composites were created in order to check that significant high grade zones were continuous on a mining scale. If a zone is continuous over 2 cross sections on 20 meter spacing with intersections over 10 meters and over 0.7 g/t, it is modeled with a wireframe as a high grade zone. Displayed on Figure 12-2 are representative vertical cross sections displaying domain boundaries, drillholes and the resultant block model with estimated Au grades.

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N
1000 Elev
750 Elev
500 Elev
1250 Elev
GR035
GR074
GR140
GR133
GR130
GR094
GR020
GR023
GR017
GR122
GR128
GR080
GR039
GR009
GR050
GR131
GR154
[0,0.15]
[0.15,0.25]
[0.25,0.5]
[0.5,0.7]
[0.7,1]
[1,2]
[2,100000]

Source: GCL, 2013

Figure 12-2 Typical Vertical Sections, Domains, Drillholes and Block Model with Au grades

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12.2.2      Saprolite

Saprolite constitutes a minor proportion of the resource and has been modeled as a sub topographic surface primarily for the assignment of the appropriate density. No transition zone between Saprolite and fresh rock is identified. The estimation process used in Saprolite is reported by GCL as identical to that used for fresh rock. Separate resources are not stated but are identified in mine planning.

Source: GCL, 2013

Figure 12-3 Gramalote Central Saprolite Interface (Saprolite green, fresh rock red)

12.2.3      Discussion and Recommendations

Gustavson notes that the domains appear to have been defined with care on section however the interpretation shows wavy artifacts on plans (Figure 12-4) that should be refined further. In plan, the grade shells display large kinks and offsets, likely because sectional interpretations have not been reconciled to plan.

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Figure 12-4 Domain Plan View with Edge Effects Artifacts

GCL divided the deposits into two (at Monjas West) or three (Gramalote and Trinidad) zones (low, medium and high grades) based upon large-scale trends in the grades. A review of the grade shells on cross-section and plan shows that the grade shells do not always nest within one another (Figure 12-5). Low-Grade Domains occur adjacent to Medium and High-Grade Domains. Low-Grade Domains contain scattered veins or groups of veins intercepting barren, unaltered rock.

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Figure 12-5 Domain Plan View with Crossing Boundaries

Gustavson recommends that for future mineral resource estimates GCL conduct a more thorough review of the grade shells. Sectional interpretations need to be reconciled to plan views and adjusted if necessary.

High and Medium Grade Domains

The paucity of data in each grade domain results in higher uncertainty in the corresponding directional correlogram or variogram models. This leads to uncertainty in the COS grade-tonnage curves. Gustavson recommends GCL consider combining the high grade zone with the medium grade zone at Gramalote for variography and grade estimation. The grade zones at Monjas West and Trinidad should also be combined for variography until more data is available. Combining grade zones results in more reliable variogram models, though the resulting variogram models may be somewhat smoother than the “true” variogram.

Low-Grade Domain

The low-grade domains appear to extend up to 200 m from drillholes, and around the outer bounds the density of drilling is low (100 m spacing or more). The low-grade domains are underexplored and prospective. Infill drilling will likely delineate extensions of, or additional, medium and high-grade domains. Wide drill spacing makes determination of the morphology of the pods of mineralization and waste difficult and it is currently impossible to interpret “vein zones” within the low-grade domains.

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AMEC notes that most estimated indicators in the low-grade domains are between 0 and 30% which indicates that most of the low-grade domains will likely be barren. Further drilling will be required to define pods of mineralization. The coefficient of variation (CV) is 3.3 which is typical of vein-hosted gold deposits however such a high CV also provides a warning that the domain is really composed of two populations, a barren population and a mineralized (vein) population. DKT also notes that domaining of the mineralized zones needs improvement prior to future mineral resource estimates and that the coefficient of variation (CV) of composites within the domains is high.

Gustavson (and AMEC) recommends dividing the low grade domain into two classifications;

  A Mineral Resource where the drill spacing is ≤ 90 m. This would mostly be considered Inferred. This area would contain 53% of the low-grade domain.

  An Exploration Target where the drill spacing is > 90 m. In this area KE is mostly below 0, indicating that estimation using a global mean is more accurate than a local estimate; slopes of regression line are less than 0.5, indicating local estimates will be conditionally biased.

AMEC suggests that possibly the low-grade domain could be divided into an outer zone that is predominately affected by quartz-sericite alteration and fracture/patchy alteration distribution. This would have a lower overall mean grade than an inner zone that would predominately have potassic or carbonate alteration and alteration distributions with pervasive, halo or vein selvage. However it appears that it would be very difficult to subdivide the low-grade domain spatially into continuous mineralized and barren subdomains with the current data spacing.

12.3      Composite Size

Before 2011, different sample sizes were used in order to define mineralization. Starting in 2011, a simple 2 meter sampling interval was used in the Gramalote area. The 2-meter sample interval was chosen for all future evaluations, based on studies of the assay population inside the mineralized zones. Considering the mode of the total population within the mineralized area, a 2 meter sampling composite was chosen for the evaluation in the case of Gramalote Central and Monjas West and 1.5 meter was chosen for Trinidad.

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12.3.1      Discussion and Recommendations

Gustavson finds the selected composite length to be appropriate for the selected grade assignment methodology that utilizes a minimum of 10 composites for estimation. Gustavson composited to five meters (1/2 the assumed bench height) for the validation modeling and specified a minimum of 4 composites (and a minimum of 2 holes). For either case the minimum composite specifications requires 20 meters of sampling for estimation.

12.4      Bulk Density

GCL reports that density of 2.66 g/cm3 was used during geology and grade modeling. This sampled population includes high, low and very low grade samples, and the 2.66 g/cm3 represents the average of the values measured. Figure 12-6 shows the results of the statistical analysis of the density measurements on 7,808 samples.

In 2011, ALS Chemex of Bogotá carried out an external check on a batch containing 520 samples in order to compare their results with the values GCL had obtained in their measurements through the immersion method applied to the core samples. The average result for this population was 2.66 g/cm3.

Source: GCL, 2013

Figure 12-6 Density Statistics of the inside Mineralized Samples

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12.4.1      Discussion and Recommendations

There are inconsistencies in the GCL density reporting; the discussion and analysis is limited to the fresh rock global 2.66 density while Saprolite density determination is not presented. Gustavson examined the block models and notes that Saprolite density (in the model) is set to 2.1 which appears to be reasonable. For the purposes of this PEA these determinations are acceptable.

12.5      Grade Capping

Capping values were obtained from cumulative frequency distribution probability plots in the three types of gold mineralization. Observations were made with normal and logarithmic graphs (Figures 12-7 through 12-9) in order to identify and understand the distribution and determine what percentage of the values corresponds to outliers. In Gramalote Central, the outliers in high grade and medium grade areas are identified by GCL as over 99.5% and 99.7% of the distributions and the capping value chosen for these areas was 20 g/t and 15 g/t respectively. For low grade areas, where samples with high grades are less common, more isolated and less likely to occur; the capping value chosen was 5 g/t.

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Source: GCL, 2013

Figure 12-7 Probability Plots for the Gramalote Central Higher Grade Zone

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Source: GCL, 2013

Figure 12-8 Probability Plots for the Gramalote Central Medium Grade Zone

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Source: GCL, 2013

Figure 12-9 Probability Plots for the Gramalote Central Lower Grade Zone

In Trinidad, the outliers in high grade and medium grade areas are identified as those over the 96.5% and 98.5% thresholds of the distribution and the capping value chosen for these areas was 4.5 g/t and 3.8 g/t respectively. For low grade areas the capping value chosen was 2.8 g/t.

In Monjas West, the outliers in medium grade areas are identified as those over 99.5% of the distribution and the capping value chosen for these areas was 7.0 g/t. For low grade areas the capping value chosen was 3.0 g/t.

12.5.1      Discussion and Recommendations

These capping thresholds appear valid for the various populations identified with the domaining. With the suggested combination of the higher and medium grade domains (13.2 above) and modifications to the low grade domain these capping thresholds would have to be revisited.

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12.6      Estimation Process

Figure 12-10 outlines the various steps in the procedures employed by GCL for resource estimation; each step is accompanied by documentation providing details regarding parameters and methods.

Source: GCL, 2013

Figure 12-10 Schematic Diagram of the 2013 Modeling and Estimation

GCL has constructed a complete internally documented Datamine Studio3® macro (instruction set) which provides an executable audit trail of the Datamine processes involved.

12.6.1      Discussion and Recommendations

The documentation for many of the procedures for resource estimation is complete; especially those executed primarily in Datamine Studio3® .For other procedures, employing ancillary software (such as ISATIS®) the documentation and description of methods used is minimal and elaboration is recommended.

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12.7      Grade Estimation

12.7.1      Variograms

Variograms for the mineral resource estimate are calculated considering the three geological alteration (grade domain) models for Gramalote. The three zones (domains) are defined using gold-silver grades associated with quartz veins and sulfides that have favorable gold grades and lower magnetic susceptibility.

For the three zones at Gramalote Central (higher grade, medium grade, and lower grade) the variograms were constructed with the orientations from the three main geological structures: the strike (N70E) and dip (80SE), and the normal direction to the strike and dip of the structures.

GCL reports that all the variograms were modeled as Correlograms of the raw gold values (Au ppm). High grade mineralization central to the Gramalote deposit is intimately associated with sulfides, quartz, silver and subordinate feldspar and molybdenite veins. The largest variogram continuity is in the direction normal to strike and dip directions. The low grade zone presents very similar variogram structures and also similar continuities but with a higher number of samples, providing a higher number of pairs for the variogram calculations. (Figures 12-11 through 12-13) are presented for Gramalote Central. Similar presentations are made for Monjas west (with a strike orientation of N35E and dip 65SE) and Trinidad (N96E, 80SE).

Source: GCL, 2013

Figure 12-11 High Grade Zone Variograms, Gramalote Central

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Source: GCL, 2013

Figure 12-12 Medium Grade Zone Variograms, Gramalote Central

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Source: GCL, 2013

Figure 12-13 Low Grade Zone Variograms, Gramalote Central

12.7.2      Block Models

The block size used is 60 m x 60 m x 10 m meters in X-Y-Z respectively. The typical drilling grid varies from 25 m x 25 m to 50 m x 50 m meters in the central part of Gramalote. GCL reports that they conducted a specific study to determine the economically optimum size of blocks by comparing selectivity, bank height and dilution. While Gustavson has reviewed various documents related to mining geometries the basis for selection of the 60 m X 60 m block size is not presented. Currently the SMU assumed for this analysis is 20 m x 20 m x 10 m and the UC methodology is intended to predict the grades to this block size. The three model origins and extents are presented on Table 12-1.

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Table 12-1 Gramalote Model Limits

Coordinates	Min	Max	# Blocks	Size m
X	507,300	507,670	70	60
Y	718,200	719,610	35	60
Z	200	1,210	100	10
Monjas West Model Limits
Coordinates	Min	Max	# Blocks	Size m
X	506,110	507,670	26	60
Y	718,050	719,610	26	60
Z	750	1,210	46	10
Trinidad Model Limits
Coordinates	Min	Max	# Blocks	Size m
X	504,000	507,670	100	60
Y	720,000	719,610	34	60
Z	250	1,210	95	10

12.7.3      Estimation Parameters

The estimation parameters chosen by GCL were developed using a technique called Quantitative Kriging Neighborhood Analysis (QKNA). This technique consists of a series of ordinary kriging tests of several estimation parameters including the numbers of samples used for estimation and changing the search volumes. The results of these tests provide a tool to evaluate the parameters that yield the estimations with the higher slope of regression, the lowest number of negative kriging weights and the lowest kriging standard deviation. For each zone, a quantitative test of 25 loops was done (Figures 12-14 through 12-16 for Gramalote Central).

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Source: GCL, 2013

Figure 12-14 QKNA for Gramalote Central High-Grade Zone

Source: GCL, 2013

Figure 12-15 QKNA for Gramalote Central Medium-Grade Zone

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Source: GCL, 2013

Figure 12-16 QKNA for Gramalote Central Low-Grade Zone

GCL interprets the results as showing that for high-grade areas their system has a low standard deviation, low negative kriging weights and greater slope of the regression curve. GCL concludes that from examining the variogram, the tripled volume shows a stable average after 60 samples as a maximum and therefore, the GCL choice for the estimation is a search radius three times the distance of the current variogram. A minimum of 10 and a maximum of 60 samples (two meter composites) are required for all estimations. There is no requirement to use information from more than one drillhole.

On Table 12-2 are the search distances used for each of the deposits and each grade domain. For Gramalote central a second pass with expanded search distances was used (in brackets) while Trinidad and Monjas were estimated with a single pass.

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Table 12-2 Search Distances

Gramalote Central
Grade Domain	High	Medium	Low
Distance x	100 (200)	160 (320)	120 (180)
Distance y	100 (200)	200 (400)	240 (360)
Distance z	100 (200)	160 (320)	60 (90)
Rotations 70 (z)/-80 (y)
second pass distances in brackets
Trinidad
Grade Domain	High	Medium	Low
Distance x	150	225	150
Distance y	150	450	390
Distance z	150	60	60
Rotations 96 (z)/-80 (y)
Monjas West
Grade Domain	High	Medium	Low
Distance x		100	150
Distance y		200	390
Distance z		100	60
Rotations 35 (z)/-65 (y)

Source: GCL, 2013

12.7.4      Discussion and Recommendations

•

Variography - Variography is reported to be based on correlograms of the raw variables. However, the variograms shown in the Gramalote (2013) report appear to be standard experimental variograms with fitted models. Gustavson and AMEC check variogram models show shorter ranges and higher nugget effects than GCL’s models. Variography is difficult for the low-grade domain; there is a high relative nugget effect and short range for the first structure. Given the hole spacing is 50 m or more, variograms must be considered indicative and subject to confirmation by data obtained from the close-spaced drilling platforms. The rotations used by GCL were found by Gustavson to be reasonable, and therefore they were not studied further. For the variogram models, the main differences seen revolved around the longer ranges of the short scale structures in the GCL model compared to those in the Gustavson or AMEC or models. Potentially only additional data from infill drilling will resolve the question as to what is correct, but Gustavson would suggest that the ranges should be shorter, as seen in the down hole variogram and some of the mineralization plane oriented variograms.

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•

Block Size Local estimates of grade with 60 m X 60 m X 10 m block estimates are “reliable” only if a non- selective mining method were used. This could lead to overstatement of costs and/or contained ounces above cutoff. There will be some conditional bias, but overall selection on the 60 X 60 X 10 m block estimates will give back the tonnage and grade predicted. The problem is these estimates are inaccurate, and the blocks involved are very large and will include a great deal of internal dilution. Gustavson considers the 60 m x 60 m x 10 m panel size used in the UC model to be too large to be used for any detailed mine planning.

The search employed in the ordinary kriging of the 60 m × 60 m × 10 m blocks was optimized to provide as accurate a “local” estimate as possible. This was done as a first step toward estimation of “recoverable resources” via uniform conditioning.

It assumes that a grade- tonnage curve of OK estimates will represent what would be recovered if the mine selected ore and waste based on the exploration block model supported by only the data currently available. This is an unrealistic assumption. Close-spaced holes will be drilled close to the time of mining, and final ore/waste selection will use this information. During June and July of 2013 GCL carried out a drilling program in an area covering 1.35 hectares, spatially arranged in two platforms designed to allow for the limited mobility of the drilling rig. About 5,650 meters were drilled in the Gramalote Central totaling 75 drillholes in the central area of the Gramalote pit with grades above 1 g/t within Phase I of the envisioned pit. A 12.5 m x 12.5 m grid was used to simulate grade control conditions. This test is intended to provide a very precise picture of the actual variability of the deposit and also to validate the Uniform Conditioning model using greater selectivity with smaller mining units (SMU). GCL concludes;

•	It is much easier to define different domains and continuity with the grade control grid.

•	High grade domain appears to be more continuous when using the grade control grid.

•	RC drilling would be the best option for grade control in the pit.

Gustavson suggests that additional analysis within this densely drilled area would be extremely useful in determining a block size more appropriate to the mineralized geometries and envisioned selective mining methods.

While the 12.5 m drilling in the higher grade area of Gramalote Central is very useful and informative the recommendation from AMEC was to carry out this exercise in the large areas of lower grade inferred to provide support for the estimation parameters and procedures. The “styles” of mineralization vary from the higher grade central portions of the deposit to the lower grade adjacent material. The GCL resource includes a large proportion of this lower grade material and inclusion in a feasibility resource with a subsequent conversion to reserves will require further investigations. Gustavson recommends a replication of the 12.5 X 12.5 m drilling platforms in a representative area of low grade.

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  Estimation Parameters Gustavson recommends restriction of the number of composites used per hole to require that multiple holes are needed to estimate a block. This would tend to give a more evenly filled cloud of composites around a block. Multipass kriging with differing search criteria for each pass is useful where there is variable drilling density which is certainly the case for the Low-Grade Domain.

12.8      Change of Support/Uniform Conditioning

The uniform conditioning (UC) procedures employed by GCL consists of a non-linear method that relies on change of support techniques to define the proportion of the blocks over cut-offs; at a given SMU selectivity this defines a new metal quantity per panel.

Separate documentation is provided by GCL describing in detail the change of support process (Figure 12-17, primarily carried out with ISATIS®) for each of the deposits.

Source: GCL, 2013

Figure 12-17 Schematic Diagram of 2013 Uniform Conditioning

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The UC applied by GCL honours the current geological model and considers the three different geological domains in the estimation models (low grade, medium grade and higher grade zones). This requires three different Uniform Conditioning systems with a subsequent recombination for the final block model at the panel scale of 60 x 60 x 10 where a proportion of each zone type will be represented as a weighted average factor for each panel (Figure 12-18).

Source: GCL, 2013

Figure 12-18 Domain Recombination

The UC process uses as input the estimated panel values (regularized blocks kriged at 60 x 60 x 10), the dispersion variance in the blocks kriged and the Anamorphosis considering the change of support coefficient to 20 x 20 x 10. The total metal content is expected be similar but since UC assumes a higher selectivity, (20 x 20 x 10 versus 60 x 60 x 10), it is expected that the UC grade tonnage distribution will display higher grades and lower tonnage over cutoffs as can be seen on Figures 12-19 and 12-20.

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Source: GCL, 2013

Figure 12-19 Gramalote Central Grade versus Tonnage Distribution

Source: GCL, 2013

Figure 12-20 Gramalote Central Grade Tonnage versus Distribution

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As can be seen on Table 12-3 the UC process provides a slight increase of grade and a decrease of tonnes for most of the deposits and categories. The differences are presented as the percentage change in estimated tonnes and ounces.

Table 12-3 Comparison of Ordinary Kriged Estimate (left) to Uniform Conditioning (right)

		2013 U$1,600/Oz Au CUTOFF = 0.15 g/t Au GCL OK			2013 U$1,600/Oz Au CUTOFF = 0.15 g/t Au GCL UC Model G/T			DIFFERENCE %
DEPOSIT	CATEGORY	TONNES (K)	AU (g/t)	Oz (K)	TONNES (k)	AU (g/t)	Oz (k)	TONNES (K)	Oz (K)
Gramalote Central	Measured	33,427	0.77	829	29,010	0.79	733	-15%	-13%
Gramalote Central	Indicated	117,948	0.50	1,903	99,062	0.59	1,876	-19%	-1%
Gramalote Central	Inferred	165,464	0.36	1,924	126,946	0.43	1,739	-30%	-11%
Trinidad	Inferred	95,531	0.36	1,105	89,220	0.41	1,180	-7%	6%
Monjas West	Inferred	15,805	0.65	333	23,527	0.59	446	33%	25%
Monjas West	Indicated	3,961	0.53	67	4,665	0.55	83	15%	19%

Source: GCL, 2013

12.8.1      Discussion and Recommendations

Diagnostic tests conducted by both DKT and AMEC show that the UC approach is acceptable, and no test results invalidate use of the method. However, the results of the tests are not totally clear or decisive. Close-spaced infill drilling would improve the definitiveness of tests.

AMEC considers recoverable resource estimation to be the best approach to the Low Grade Domains; however, the approach should be validated by detailed grade-control drilling (RC drilling of a platform). AMEC concludes that the Low-Grade Domain should be estimated using UC within the area drilled at ≤ 90 m spacing. Gustavson believes there is risk in the application of UC using variograms based on wide-spaced data to model short-range structures on the scale of a selective mining unit. The variogram models need to be validated by closely spaced infill drilling (some of which has recently become available as described in section 12.7.4) . As the resource in the low-grade domain is largely inferred and has a higher coefficient of variation than the high grade domain, the statistics and variography of this domain would be well supported by closely spaced infill drilling as well.

AMEC recommended that in the advance of mining, conditional simulations based on close-spaced RC drilling “platforms” (data from which are now available) be used to confirm or alter these assumptions. Perform grade control using kriging; determine an effective selective mining unit that gives same tonnage and grade as indicated by the simulations.

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Gustavson finds the UC model files to be complicated and difficult to manipulate. As more drilling is completed and more data become available, Gustavson recommends changing the resource estimation process from UC to a simpler, ordinary kriging (OK) grade estimation method. OK estimation in the higher grade and medium zones will likely result in an acceptable amount of grade smoothing. Until more data are available in the low grade zone, OK estimation would likely smear out the small amount of higher grade into lower grade areas, resulting in an over-smooth grade distribution in the low grade zone. This is indicated by the increase in reported ounces of gold in UC compared to OK in the Monjas West and Trinidad areas (Table 12-3).

12.9      Model Validation

12.9.1      GCL Block Model Validation

For model validation GCL presents:

  Histograms of the estimated grade and the composites used for estimation. The composite averages with no capping for each area were:
High Grade	1.72 g/t
Medium Grade	0.74 g/t
Low Grade	0.17 g/t

Averages in the block model are:

High Grade	1.61 g/t
Medium Grade	0.67 g/t
Low Grade	0.16 g/t
  Swath Diagrams that compare samples vs. kriged blocks in slices of 60 m in NS direction and in slices of 40 m at different elevations

12.9.2      Various Visual Inspections

Drillhole direction validation - In the first campaign (2006-2008), some holes were drilled in EW direction. In the 2010 campaign holes were drilled in NW direction (azimuth 315°) because it seemed clear that this was the main direction of the mineralized structures and, therefore, the best direction for drilling. GCL constructed QQ plots of data from the two campaigns and finds enough correlation to justify the aggregation of the data types.

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12.9.3      Independent Audits

GCL engaged the Quantitative Group (QG) to conduct an audit of the resource estimate in February 2012 and subsequently retained AMEC in June 2013 for a review of resource estimation practices in the low grade domains.

Various pertinent issues were noted by QG in 2012 some of which have been resolved by GCL. Gustavson reiterates here those that require additional investigation;

  The continuity of the domains and their interpretation would be among the biggest risks of the resource. A drilling program with closer spacing (12.5 x 12.5 m) was recommended in a small area (100 x 100) in order to test this hypothesis.

  A review of the lower and higher-grade domains was also recommended, in order to exclude samples with values under the cut-off grade.

  A third recommendation was for the high grades outside the domain to be limited in some way for the estimation.

Among the 2013 AMEC recommendations;

  Drill at least two “platforms” in the Low-Grade Domains with RC holes on 12.5 m spacing. The platforms would cover an area of 75 X 100 m.

  Perform grade control and observe continuity of veins, ability to segregate mineralized material and waste.

  Perform detailed geostatistical analyses and conditional simulations of barren/mineralized material including the grade of the barren and mineralized material. Spacing of nodes would be 5 m × 5 m × 5 m.

  Perform grade control using kriging; determine effective selective mining unit that gives same tonnage and grade as indicated by the simulations.

  Drill out Low-Grade domains to approximate 50 m × 50 m spacing. This should certainly be done for blocks to be mined within the first five years of the mine plan.

12.9.4      Gustavson Block Model Validation Audit

For each of the three deposits Gustavson constructed 25 m x 25 m X 10 m check block models using the GCL domain wireframes with no modifications except that the segregation between high and medium grades domains was eliminated. Gustavson composited drillhole data to 5 m and used the same capping scheme as GCL. Grade was estimated into model block positions using ordinary kriging with anisotropies similar to those used by GCL. The Gustavson search neighborhood employed initial short ranges of 20,20,5 (Gramalote & Monjas) 15,15,5 (Trinidad) with a second and third expansion to a maximum 90, 90, 22.5 search. The rotations used aligned the long axes in similar orientations to those used by GCL. A minimum of four 5 m composites were required for estimation with no more than two from the same drillhole. The comparison of Gustavson versus GCL resources on Table 12-4 is complicated by the use of different confidence classification schemes but there is less than a 2% variation in total Measured and Indicated ounces estimated by Gustavson with slightly higher grades and lower tonnes at the same cutoff. Gustavson estimates approximately 15% fewer inferred ounces as a result of limiting search distance to ≤ 90 m. In general the results suggest the acceptability of the GCL estimated resource at the PEA level.

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Table 12-4 Gustavson Check Model Comparison of Resources

		2014 Gustavson OK Model			2013 GCL UC Model U$1,600 CUTOFF 0.15 g/t Au
DEPOSIT	CATEGORY	TONNES (K)	AU (g/t)	Oz (K)	TONNES (k)	AU (g/t)	Oz (k)
Gramalote Central	Measured	22,139	0.68	485	29,010	0.79	733
Gramalote Central	Indicated	106,121	0.62	2,111	99,062	0.59	1,876
Gramalote Central	Inferred	92,935	0.52	1,568	126,946	0.43	1,739
Trinidad	Inferred	66,821	0.46	983	89,220	0.41	1,180
Monjas West	Inferred	14,334	0.60	278	23,527	0.59	446
Monjas West	Indicated	3,001	0.50	49	4,665	0.55	83

12.10      Mineral Resource Confidence Classification

For prior Gramalote estimations, the mineral resource classification was based on AGA Guidelines that suggests that the classification should apply quantitative (conditional simulation) approaches to assess uncertainty that quantify the metal content for unities of production. Due to recommendations from the QG external audit, GCL did not reproduce the simulation during 2013, instead GCL used a classification based upon manually building volumes that involved different drilling grids (25 m x 25 m for measured, 50 m x 50 m for indicated and 100 m x 100 m for inferred). Figures 12-21 and 12-22 display the indicated and measured classification volumes respectively.

12.10.1      Discussion and Recommendations

QG made a number of recommendations in their report emphasizing that the measured classification of material, used in 2012, should be supported using some more subjective but common sense criteria. For 2013, GCL represented the variable sampling densities with the volumes displayed above. Gustavson believes that it is very important that resource classification also takes into account broader aspects such as confidence in the geological interpretation and in the amount, distribution and quality of data. In addition all of the international reporting standards discuss continuity of geology and grade in terms of drillholes plural, implying correlation between drillholes, not around individual drillholes.

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Grade is estimated by GCL into large blocks (60 m X 60 m) using declustered 2 m composites with no constraint on the number of composites used from a single drillhole which might be acceptable especially where the block size exceeds the drillhole spacing (25 m X 25 m) in portions of Gramalote Central). However Gustavson recommends that any block-by-block resource classifications should be smoothed into geologically sensible and coherent zones that reflect a realistic level of geological and grade estimation confidence with particular attention to block position relative to the sampling grids (interior versus exterior).

Gustavson test modeling achieves approximately the same volume of measured and indicated (M&I) resources as that reported by GCL for Gramalote. Gustavson finds the “measured” proportion to be overstated but considers this to not be a material issue for this PEA. Gustavson finds the lower grade inferred resource to be overstated and recommends limiting the resource to where the drill spacing is ≤ 90 m.

GCL provided Gustavson with a memorandum dated February 10th 2014 entitled “Inferred to indicated drilling at Gramalote” that outlines a plan to upgrade the confidence classification of the currently defined inferred resources within the pit shell representing the payback period (2022) pit. GCL informed Gustavson that the program has been initiated and 3 holes (1300 m) completed. Gustavson is concerned that a number of the proposed holes, including some of those to be completed in 2014, are better described as “step out” drilling to test the margins of the material adjacent to the pit versus “infill” drilling clearly designed to upgrade the confidence of material within. Drilling targets should be identified in a manner to most efficiently upgrade this classification as this will be a critical issue for any project progression to a feasibility level of study.

At Gramalote Central 40 % of the current in pit resource (2022 payback) is classified as Inferred. For the total project in pit resource more than 55% is classified as inferred. GCL has designed a drilling plan for 2014 through 2016 that will address this with a final drill grid of approximately a 50 m x 100 m spacing. The total drilling of 23,671 meters (Figure 12-23 with 69 drillholes and the pit shell in yellow) will be accomplished by yearly programs;

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2014 - 8,005 meters (20 drillholes in white)
2015 - 6,280 meters (19 drillholes in orange)
2016 - 9,386 meters (30 drillholes in pink)

Source: GCL, 2013

Figure 12-21 Drilling design in Gramalote Central (Level 855)

The collar locations of planned drilling for Gramalote Central are presented on Figure 12-24 below in red.

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Source: GCL, 2013

Figure 12-22 Planned Drilling design in Gramalote Central

For Monjas there are plans for 5,000 meters of diamond drilling distributed among approximately 15 drillholes with an average depth of 350 meters, with 290 degrees azimuths and inclinations varying from -50 to -70 degrees. (Figure 12-25)

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Source: GCL, 2013

Figure 12-23 Planned Drilling design in Monjas West

For Trinidad the plan includes 10,810 meters of diamond drilling with 26 drillholes with an average depth of 400 meters, 185 degrees azimuth and inclinations varying from -50 to -70 degrees. It has not yet been decided whether this drilling program will be executed during the feasibility phase or in later years. (Figure 12-26).

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Source: Gramalote (Colombia) Limited, 2013

Figure 12-24 Planned Drilling design in Trinidad

Gustavson was provided with the collar locations, orientations and lengths for the planned drilling and has concerns regarding proposed sampling locations. A number of the proposed holes, including some of those to be completed in 2014, are better described as “step out” drilling to test the margins of the material adjacent to the pit versus “infill” drilling clearly designed to upgrade the confidence of material within. As the next step in the Gramalote Project is planned to be a Feasibility Study, it would be prudent to design infill drilling to upgrade as much of the in-pit inferred resource as possible to measured or indicated. In particular the 2014 program should be designed for infill drilling the results of which would be useful for many aspects of resource estimation but in particular would provide further information as to the magnitude of the effort that will be required to achieve an adequate upgrade of confidence with additional yearly programs.

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12.11      Mineral Resources Statement

12.11.1      Previous Estimates

The previous resource estimates are presented in Section 5.2 above. Most recently the measured and indicated mineral resources at Gramalote was reported in 2012 at a 0.25 g/t gold cut-off, within a $US1,600 per ounce gold optimized Whittle pit and consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred mineral resource in 2012 is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold.

12.11.2      Cutoff Determination

GCL determined the resource cutoff based on a theoretical rate of production of 20 Mtpy, a gold price of $US1600/Oz., a process cost of $US 6.03/t, a G&A cost of $US 0.99/t, a selling-refining-royalties cost of $US 54.45/Oz. and a gold recovery of 95%.

Gustavson considers the cutoff to be reasonable based on current gold prices, industry cost norms, projected metallurgical recoveries and Gustavson’s recent work on other similar projects.

Gustavson believes that in future studies the impact of silver should be considered and that the cutoff should be based on a net smelter return (NSR) to account for the multiple metals which will be produced.

12.11.3      Resource Statement

The resource statement presented below is identical to that provided by GCL except that the GCL resource statement presented in their reporting has totals for all confidence classifications (measured, indicated and inferred); Gustavson has modified this so that the inferred resource is tabulated and totaled separately as required by NI 43-101 standards.

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Table 12-5 Gramalote 2013 Mineral Resources (100 % Basis)

Gramalote Project		2013 Uniform Conditioning Model
In Pit Resource		$US1,600/Oz Au CUTOFF = 0.15 g/t Au
DEPOSIT	CATEGORY	K TONNES	AU (g/t)	K Oz
Gramalote	Measured	29,010	0.79	733
Gramalote	Indicated	99,062	0.59	1,876
Monjas West	Indicated	4,665	0.55	83
Total Measured and Indicated		132,737	0.63	2,691

Gramalote	Inferred	126,946	0.43	1,739
Trinidad	Inferred	89,220	0.41	1,180
Monjas West	Inferred	23,527	0.59	446
Total Inferred		239,694	0.44	3,364

1.

All resources in the revised mineral resource statement are In-Pit resources reported within an optimized pit shell above an economic cut-off grade of 0.15 g/t Au. The economic cut -off grade was determined using a gold price of $US1,600/oz Au, an average metallurgical recovery of 95% for gold, processing + G&A costs of $US7.02/t and selling-refining-royalties cost of $US/Oz 54.45;

2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves;

3.

This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.

Mineral Resources are reported in accordance with NI 43-101 and have been estimated in conformity with generally accepted CIM "Estimation of Mineral Resource and Mineral Reserves Best Practices" guidelines (CIM Guidelines);

5.	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding;

6.

The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if, and cannot be assumed that, continued exploration will result in upgrading Inferred resources to an Indicated or Measured mineral resource category;

7.

The mineral resource estimate for the Gramalote Project was audited by Frank Daviess, MAusIMM, R.M. SME, Contracting Resource Geologist of Gustavson, and found to be in accordance with NI 43-101 and CIM Guidelines; and

8.	B2Gold has a 49% ownership in the Gramalote Project.

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13    Mining Methods

13.1      Introduction and Summary

The Gramalote Project is composed of three mineralized zones that are envisioned to be mined by open pit methods. The largest is the Gramalote Central pit. The smaller, satellite pits are the Monjas West and Trinidad pits Figure 13-1 shows the layout of ultimate pits, stockpiles, waste dumps, tailings dam and supporting infrastructure in the final year of production (year 14).

The dominant mineralized rock type in the pits is tonalite, with minor amounts of a “soft material” consisting of tonalite weathered to saprolite, occurring near surface (20-30 m). Mineralization is low grade and continuous over true widths of tens of meters to 200 m, and is appropriate for large scale open pit mining.

Figure 13-1 Gramalote, Monjas and Trinidad Pits, Year 14: 2031 (FINAL YEAR)

During the 14 year mine life (13 years of mining and 1 year of stockpile rehandling), it is estimated the Project will produce 16 M tonnes per year of mineralized material with an average strip ratio of 2.48. Section 12.11.3 (Resource Statement) and Section 19 Economic Analysis discusses the mineral resources of the Project.

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Mine operating costs are $1.39/t mined; CAPEX over the life of the Project is $315 M with $190 M spent during the preproduction phase of development.

The pit design incorporates 10 m high benches with double benching yielding a 58 to 60 degree inter-ramp angle.

Mine ramps have been designed with a width of 30 m and an overall gradient of 8% due to the high rainfall conditions expected.

The proposed production equipment for load and haulage will include CAT 793/Komatsu 830E haul trucks (220 tonne capacity), Komatsu PC5500-6 D hydraulic shovels (27.5 m3 bucket) and CAT 994 front end loaders (18.3 m3 bucket).

Production drilling equipment includes Atlas Copco drills: model PV 235 for blast holes (waste) and model Roc L8 for Grade Control (ore) and Pre-splitting (highwall control).

Auxiliary support equipment includes CAT D10 bulldozers, CAT 834 Wheeldozers, CAT 16M motor grader and CAT 20 k Gl water trucks.

During steady state production, the fleet will include 29 trucks, 3 hydraulic shovels, 2 front end loaders, 5 production drills, 1 drill for grade control and 2 drills for pre-splitting the high wall.

Most mine operators are expected to come from the nearby towns and work a 12 hour rotating shift; the administrative staff will work 8 hour days, Monday to Friday. Most labor activities will be carried out by the owners, while blasting and maintenance will be outsourced to contractors.

Section 13.6 discusses the mining equipment in greater detail and the supporting haulage study.

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The prestripping stage is estimated to cost $55 M and will be completed over 1 ½ years using a small fleet of 40 t trucks, loaders (with a 4 to 6m³ bucket), drills (5 ½ inch diameter drillholes) and various support, auxiliary equipment. This equipment will also build roads and support plant construction in the pre-mining development phase.

13.1.1      Pit Design Summary

The ultimate pit shell at Gramalote was designed by applying geotechnical and hydrological recommendations and economic criteria to the geological resource model using Whittle open pit mine software. Internal phased pits were completed in order to generate mine plans and a mine schedule over the life of mine based on equipment productivities.

The expected height of the operating pit bench is 10 meters, with 20 meter double benches in final walls, face slope angle of 85º. Catch bench will be 6 to 8 m in width, and the inter-ramp angle will be between 58 to 60 degrees. Ramps are expected to be 30 meters in width with a gradient no more than 8% due to the expected weather conditions of high rainfall). See Figure 13-2, Figure 13-3, and Table 13-1 for the pit design parameters.

Figure 13-2 Slope Design Scheme

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Table 13-1 Open Pit Operational Design Parameters

Parameter	Definition
Bench height, hB	10 meters for a simple bench and 20 meters for a double bench.
Bench face inclination, αB	It is generally defined by the structures present in the rock mass at bench level, but it also strongly depends on the quality of the blasting and their induced damage in the rock mass.
Berm width, B	Approx. 6-8 meters width. Typically defined by the volume of spills associated to structurally controlled instabilities at bench level, which must be contained by the berms.
Inter-ramp angle, αIR	58- 60 degrees. It corresponds to the inclination with respect to the horizontal plane of an imaginary line that joins the bench toes. The inter-ramp angle is determined by the geometry of the bench-berm system.
Inter-ramp height, hIR	The maximum inter-ramp height cannot exceed 180 m between ramps or cut benches.
Ramp width, R	Equal to 30 meters. It is typically defined by operational reasons, associated to the haulage equipment.
Global angle, αO	It corresponds to the angle that defines the pit wall, measured as the inclination with respect to the horizontal plane of an imaginary line that joins the toe of the lower bench with the crest of the upper bench of the wall in the sector considered.
Global height, hO	It corresponds to the height of the pit wall measured from the lower bench toe to the crest of the upper bench of the wall in the sector considered.

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Figure 13-3 Ramp Width Design Scheme

13.2       Relevant Information

The Mineral Resource estimate of Gramalote is discussed in Section 12.11.3 (Resource Statement) and in Section 19, Economic Analysis.

13.2.1       Geotechnical Domains

Geotechnical investigation AKL Ingeniería y Geomecánica Ltda. (AKL) included geotechnical mapping of a 240 m long test tunnel and detailed core logging on approximately 8,000 meters of core in addition to 1,938 m of core logged using geophysical techniques.

Test tunnel mapping included parameters such as lithology, fracture frequency, fracture persistence and surface roughness as well as joints and minor faults that intersected the tunnel. The data was used for rock mass characterization and to divide the rock mass into different domains. Three different Structural Domains were defined according to the fracture frequency (fractures per meter, orf/m).

Geotechnical logging was done by Dempers 2010 modified logging methodology using geologic features such as alteration, discontinuity condition, RQD%, and Fracture Frequency. Rock mass parameters for each of the three geotechnical domains were determined, including discontinuity condition, Geological Strength Index (GSI), Rock Quality Designation per cent (RQD%), Cohesion (c), friction angle Ø (°) and Elastic Modulus.

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The testing program included Unconfined Compression Strength tests (UCS), Triaxial tests and Direct Shear tests on discontinuities. The figure below summarizes geotechnical parameters for each domain at Gramalote.

Table 13-2 Geotechnical Domains Parameters Gramalote Pit Area

13.2.2       Pit Slope Stability

Slope stability analysis was done on cross sections of pit designs through the different geotechnical domains and major geological structures. The figure below defines the global slope angles through the pit design sectors. Inter-ramp and global slope stability analysis was done under dry and saturated conditions using an acceptable factor of safety (FOS) greater than 1.3. Calculated FOS’s were > 1.5.

Rockfall hazards will be controlled in the pit by establishing catch benches, and installing catch fences, shotcreting crests, installing mesh curtains and building energy dissipation pads where needed.

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Figure 13-4 Gramalote Pit Design Sectors Based on the Geotechnical Domains

Waste rock and stockpile facilities were studied by Knight Piesold based on 15 drill and 35 test pits in addition to slope monitoring instrumentation. Laboratory testing in addition to tests on water infiltration and runoff were analyzed to determine appropriate slope stabilities.

A study focusing on the Tailings Storage Facility (TSF) was completed by Golder Associates and Knight Piesold evaluating soil and rock conditions in the vicinity of the TSF using specialized drill rigs capable of undertaking in-situ testing and sampling. Test pits were excavated to allow the collection of bulk samples for laboratory testing.

13.2.3       Hydrological Considerations

Groundwater flow and storage is confined near surface in an aquifer system containing residual soils, saprolite, a transition zone and fractured rocks. Above the water table, this material has a low permeability and possibly a medium storage potential. The rock below this zone is described as “fresh rock” (predominantly a Tonalite) and is characterized as a semi-confined hard rock aquitard with low groundwater storage and permeability. The hydraulic conductivities in all rock units have been estimated from 1.1 x 10-9 to 6.0 x 10-6 m/s.

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Water flow to the pit is expected to begin only after the water table is intersected at 40 m below surface, in the pre-stripping phase of mine development. Groundwater inflow to the pit is estimated to be between 14 and 25 l/s at Gramalote.

An active dewatering system will be installed to control inflows and manage pore pressures may be required. Such a system will require a dedicated drilling team drilling horizontal drain holes up to 100 mm in diameter and up to 200 m long in the pit sidewalls and surface storm water management from outside the pit boundary.

A storm management program will minimize water inflows into the pit with a system of surface diversion berms, culverts and collection ponds on surface. In addition, collection trenches in the pit will direct water to the sumps located in the pit, transferring waters to surface through a pumping system, at a rate of 250 to 900 m³/hr. during the life of the mine.

The figure below shows typical types of inflows expected and water management solutions

Figure 13-5 Schematic Representation of a Cross Section of a Pit Showing Type of Inflows

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13.3       Relevant Parameters

The following table summarizes the Gramalote technical study parameters:

Table 13-3 Study Scope Parameters

Item	Comment
Gold Price	The Gold price for resources is $1,600/oz. while the Project economics uses a gold price of $1,351/oz.
Throughputs	16 mtpa (based on a ring gear, dual pinion configuration)
Resource Models

All deposits were subjected to a different modeling technique (Uniform Conditioning) – based upon joint technical analysis of the JV partners. As well, additional drilling conducted in late 2012 and early 2013 (through April) were included.

Tailing management

A new concept of Tailing management has been developed with the support from Golder. This concept simplifies and reduces the earth movement requirements during construction and removes this activity from the construction critical path.

Mineral Resources	Measured + Indicated + Inferred (includes Saprolite mineralized material)
Deposits by Category	Gramalote Central: Contains Measured, Indicated, Inferred Trinidad: Contains only Inferred Resources Monjas West: Contains Indicated and Inferred Resources

13.4       Production Rates, Mine Life and Dilution

The production rate of 16 M tpa for mineralized material was determined by an analysis based an optimized study for a flotation processing facility producing a minimum of 300 to 350 K ounces per year and an open pit mine with a mine life of approximately 12 to 14 years of production. Throughput rates between 10 M to 24 M tonnes per year were evaluated at gold prices of $1,100, $1,300 and $1,500 per ounce.

Operating and capital costs were estimated for the various plant and mine production rates. Other mine parameters, such as slope angles and equipment productivities, were based on technical studies.

A trade off methodology using numerous financial model scenarios was evaluated based on:

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  Processing capacity

  Resource tonnes and grade

  IRR

  NPV

At a production rate of 16 M tpa ore the life of mine strip ratio is 2.46 to 1 with a vertical drop rate is 9 benches per year, which is reduced in cutbacks and near the bottom of the pit. A dilution rate of 3 % has been applied to the mine design.

During the 14 year mine life, mineralized material is fed to the processing plant directly and stockpiled in a high grade stockpile (> 0.5 g/t), a low grade stockpile (>0.2 g/t) and a Saprolite stockpile.

Run of mine ore production and stockpiles feed the processing facility for the first 13 years of the operation; in the final year mineralized material is taken from exclusively from the low grade and Saprolite ore stockpile.

13.5       Development Requirements

  13.5.1       Pre-Stripping

Before mining can commence, pre-stripping will need to be done to as part of establishing the Project infrastructure; this includes the removal of top soil from around the pit area to topsoil stockpiles (to be used in the reclamation phase at the end of the mine life) and in road construction. The table below summarizes the pre-operational schedule and quantities to prepare the stockpiles, waste dumps and roads for the mining phase. Infrastructure requirements are discussed in Section 15 of this report.

Topsoil stripping is planned to begin in December of 2015, associated with the building of roads for pioneering. Pre-stripping will start in July 2016 and includes the movement of low-grade and high-grade (LG and HG) material, waste (W) and mineralized saprolite (Sap) material. All these materials amount to a total of 16 million tonnes (6,700 bank cubic meters -bcm) and will be done by owner and contractor labor.

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Table 13-4 Pre-operational Schedule

Prestripping Material Totals (ktonnes)
High Grade	1,257
Low Grade	961
Saprolite Ore	2,498
Waste Tonalite	7,480
Waste Saprolite	3,805
Total Prestripping	16,001
Top Soils	291
Mine Roads (Cuts)	322
Mine Roads (Fills)	8,980
Total Rock Moved	25,594

The equipment required during the preproduction stage includes 40 tonne articulated trucks and front end loaders (with a bucket size of 4 to 6 bcm) supported by small drills (capable of drilling 3-5” diameter holes).

This small fleet will also begin mine production due to the difficulty in the early stages to access the difficult terrain with larger mining equipment.

The table below summarizes the type of equipment and number of units required to meet the pre-production schedule and quantities.

Table 13-5 Pre-operational Mine Fleet

Equipment Type	Equipment Model	Pre-Production Units Required
Pre-Production Equipment
Loader	CAT988H	4
Truck	CAT740	9
Auxiliary Equipment
Water Truck	CAT20k GI
Bulldozer	CATD10	4
Wheeldozer	CAT834	2
Motor Grader	CAT 16M	2

13.6       Mining Fleet and Requirements

During steady state mining, the Project’s mining fleet will include 29 haul trucks with a load capacity of 200 tonnes, 3 diesel-hydraulic shovels with a 32 m³ bucket, 2 diesel front end loaders with a 18.3 m³ bucket, 5 production blast hole drills and two smaller drills for pre-splitting the high walls.

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The table below summarizes the type of equipment and number of units required to meet the production schedule and quantities.

Table 13-6 Production Mine Fleet

Equipment Type	Equipment Model	Cap	Production Units Required
Production Equipment
Drill	PV235	7.878"	5
Presplit Drill	Roc L8	5.5"
Shovel 1	CAT 6060 Electric	32 m3	3
Shovel 2	CAT 6060 Diesel	32 m3	3
Loader	CAT 994	18 m3	2
Truck	CAT 789C	200 st	29
Auxiliary Equipment
Water Truck	CAT20k GI		4
Bulldozer	CAT D10		1
Wheeldozer	CAT 834		1
Motor Grader	CAT 16M		1
Boom Truck			1
Tire Changer			2
Crane 50ft			1
Crane 10ft			1
Service Truck			2
Forklift 30ft			1
Lighting Tower			10

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14    Recovery Methods

14.1       Plant Process Flowsheet

The process flowsheet, selected for the recovery of gold and silver from the Gramalote deposit, is shown as a block diagram in Figure 14-1. A brief description of the process is given in this section.

The crushing circuit comprises a single stage primary gyratory crusher which crushes the ROM mineralized material. The product is discharged using a conveyor to a coarse mineralized material stockpile. The product from the stockpile is withdrawn by apron feeder to a main feed belt which conveys the mineralized material to the semi-autogenous grinding (SAG) mill.

The grinding circuit will be conventional SAG-Ball Mill (BM) circuit with the cyclone overflow is pumped to the flotation circuit.

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ORE
PRIMARY CRUSHER
STOCKPILE
GRINDING CIRCUIT (SAG-BM)
FLOTATION CIRCUIT
TAILS
TAILING POND
CONCENTRATE HOLDING TANK
REGRIND CIRCUIT (CYCLONE, MILL, GRAVITY CONCENTRATOR)
GRAVITY CONCENTRATE
FINE CONCENTRATE
RESIDUE
INTENSIVE LEACHING
LEACH CIRCUIT (CIP)
CYANIDE DETOXIFICATION CIRCUIT
RESIDUE
GOLD RECOVERY CIRCUIT (ADR)
Au/Ag

Figure 14-1 Simplified Block Diagram Process Flowsheet

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The flotation circuit will consist of rougher cells and scavenger cells. The scavenger concentrate will be pumped back to the flotation roughers. The rougher concentrate will be pumped directly to the regrind cyclone feed tank. The cyclone underflow will be reground to 25 μm in order to ensure liberation for maximum recovery of gold and silver before downstream processing in the fine gravity concentrator and intense leaching circuit. The fine gravity concentrate will go to a fine concentrate holding tank ahead of intense leach reactor and the tailings are recycled back to the regrind circuit.

The fine flotation concentrate from the pre-leach thickener will be leached in a series of leach tanks before going to CIP tanks. The carbon from the CIP circuit will be sent to the gold recovery and carbon regeneration circuit, consisting of an adsorption-desorption-recovery (ADR) circuit. The gold and silver will be electrowon and the gold/silver sludge converted to doré bars.

The leach residue will be detoxified to destroy cyanide before pumping to the tailings pond.

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15    Project Infrastructure

15.1       Infrastructure and Logistic Requirements

The major components of the Project are shown in Figure 15-1 and listed here

  Three open pits comprising of the main Gramalote Central Pit and the satellite pits, referred to as Trinidad and Monjas, which are located to the west

  A processing plant, located east of the Gramalote Central Pit, with an annual nominal capacity of 16 Mt

  Tailings management facilities in the Palestina Valley, east of the Gramalote Central Pit

  A main waste rock facility located between the Trinidad and Monjas Pits within El Banco and El Topacio valleys

  A series of sediment control ponds, located downstream of the waste rock facility, stockpiles, pits, mine infrastructure, plant site, camp and tailings storage area

  A site-wide water management system including pump stations and piping systems required to manage all contact and non- contact water

  The structures associated with the diversion of the Guacas river to San Antonio basin: dam, tunnel and natural open channel

  A construction and operation camp in La Maria and El Torito Valleys, east of the process plant

  Associated mine infrastructure including internal site roads and power lines

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Figure 15-1 General Area Layout

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15.1.1       Camps

The construction camp for contractors and GCL employees will be located near to the townships of Providencia, in the municipality of San Roque, on the right margin of National Road 62, Medellín – Puerto Berrío direction, on land currently occupied on the farms called El Torito and La Maria.

15.1.1.1       Required Accommodation

Personnel estimates for the Project provided by GCL were estimated for the following groups:

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Table 15-1 Estimated Personnel Requirements

Type of accommodations	Operation	Construction	Hotel	Total
Senior Managers	12	0	10	22
Professional	228	0	30	258
Supervisors	300	0	50	350
Workers	0	2460	410	2870
Total	540	2460	500	3500

Source: GCL (2013)

15.1.1.2       Potable Water

Guacas Creek will be used as a source of potable and domestic water for the Project. Desanders will be located at 946 masl and the design flow for each one is 40 l/s.

In order to move the raw water from Guacas Creek to the Potable Water Treatment Plant (PTAP) two stainless steel submersible pumps are planned; each one has a 200 hp motor with a pump capacity of 40 l/s at a dynamic head of 200 meter Water Column (mWC). According to water analysis of the Guacas Creek, it will be necessary to perform conventional treatment to the water.

The storage capacity of potable water to support daily camp requirements is estimated at 2,100 m3 ; an additional 400 m3 of water is needed for the fire systems. Therefore the total water storage requirement for the Project is 2,500 m3, which will be contained in five 500 m3 tanks.

15.1.1.3       Wastewater

The wastewater system has a network that discharges into a Residual Water Treatment Plant (PTAR) where water is treated through aerobic biological processes to comply with current Colombian standards for release into the nearby La María creek and Nus River.

15.1.1.4       Storm and Drainage Systems

The proposed rainwater drainage system is made up of perimeter channels at the bottom of the slopes to catch and divert run-on and ditches to protect the buildings complemented with a drain system to take advantage of topography in each zone.

15.1.1.5       Solid Waste Disposal

The generation of solid waste for the Project was estimated based on the population described previously and the production per person per day (PPC) of 0.79 kg/person/day.

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The amount of waste generated during the life of the Project is shown in the following table.

Table 15-2 Solid Waste Generation for the Project along its Useful Life and during every Phase

	Waste production to be disposed of at the fill (t)	Waste volume to be disposed of at the fill (m3 )	Waste volume including vegetal cover (m3 )	Total rounded off volume assumed with vegetal cover (m3 )
TOTAL	8,795	17,589	21,987	22,250

Source: GCL (2013)

The area required to dispose the solid waste generated by the Project is 7,672 m2 for a PPC of 0.79 kg/person/day. This value includes areas required for shacks, roads, and the leachate treatment system. To locate a site in the site area, a minimum area of 1.5 ha was considered. The La Pradera landfill is considered the best option due to its proximity to the Project. The useful life of La Pradera is estimated to be 25 years.

15.1.2       Internal Site Roads

Roads within the Project boundary are based on work from groups such as Integral, Knight Piésold, FLSmidth, Golder and GCL.

The design of roads within the Project has the following considerations:

  A common design criteria for new roads as well as rehabilitation of existing roads

  A complete integrated drainage system design

  Inclusion of geotechnical works design for slopes protection

  Design of temporary fill deposits and platforms for construction

  Intake water location for construction

15.1.2.1       Existing roads

To develop construction access, the structural and physical condition of existing site access roads located in El Topacio, San Antonio, El Balzal, La Cascada, El Torito,

Cristales and La Palestina were assessed. Additional work is needed to upgrade about 8 km of existing roads, as well as 15 km of additional development to these roads for a total of 24 km.

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15.1.2.2       Design criteria

The criteria for internal site road design consider the requirements stipulated in Colombian roads legislation (2008), Policy on Geometric Design of Highways and Streets, AASHTO (2011) and Gramalote Infrastructure technical requirements.

15.1.2.3 I      nternal Site Roads design

Site roads have been identified in two layouts, corresponding to an initial and final configuration of the mine project. The construction roads required include 3 km of road at 7 m width for light vehicles and 14 km of 11 m width for heavy equipment movement. Haul roads required for prestripping and development will be designed by the mine engineering department and the descriptions are included in the Mining Methods Section of this report.

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WASTE TRINIDAD
PIT TRINIDAD
TOP SOIL
SAPROLITE
SAPROLITE
SAPROLITE
LOW GRADE
WORKSHOP
PLATFORM
TOP SOIL
MAIN ENTRANCE
PIT GRAMALOTE
PROCESS PLANT
OPERATION CAMP
CONSTRUCTION CAMP
DECANT TUNNEL
PIT MORAS
TOP SOIL
QUARRY
QUARRY
QUARRY
gramalote
colombia limited
CONTIENE:
ROADS
OPERATION
PREFEASIBILITY
REVISIONES

Source: INTEGRAL Consultant (2013)

Figure 15-2 Final Roads Layout

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15.1.2.4       Dumps

The final disposal of the excavation materials during different stages of the Project was studied. The study considered the dump capacity required, closeness to planned infrastructure and access roads with the shortest hauling distances.

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TOP SOIL
PIT TRINIDAD
WASTE TRINIDAD
SAPROLITE
SAPROLITE
SAPROLITE
LOW GRADE
WORKSHOP
PLATFORM
TOP SOIL
MAIN ENTRANCE
PIT GRAMALOTE
PROCESS PLANT
OPERATION CAMP
CONSTRUCTION CAMP
DECANT TUNNEL
PIT MONJAS
TOP SOIL
QUARRY
QUARRY
QUARRY

gramalote

CONTIENE:

DUMPS CONSTRUCTION PREFEASIBILITY

REVISIONES

Source: INTEGRAL Consultant (2013)

Figure 15-3 Final Construction Dumps Location

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15.1.2.5       Drainage system design for roads

The drainage system layout and design considers the natural topography including water drainage in order to provide continuity with the existing streams that will be impacted by crossing roads and other structures, such as temporary platforms, dumps and final infrastructure for operation.

15.1.3       Power

GCL commissioned Ingenieria Especializada S.A. (IEB), to carry out a Connection Study of the Gramalote Project in the area of Antioquia.

The report includes the electrical power data used for modeling, determining quality requirements and safety criteria required by the Colombian Grid Code, the description of the used methodologies, the electric studies results, conclusions and recommendations.

15.1.3.1       Project Description and Location

The future Gramalote Project requires electrical power from the National Interconnected System (SIN) at a peak load estimated to be 115 MW. A review of five alternative scenarios was completed with the recommended option being connection of the Gramalote 230 kV substation with Jaguas 230 kV substation using two single circuit power lines, with a length of 31 km and 26 km. Figure 15-4 shows the proposed connection for this alternative.

Source: Google Earth.

Figure 15-4 Gramalote Location with the National HV Grid

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15.1.3.2       Energy Cost Rate

For the purposes of this PEA, electrical power will be sold to the site at a cost of 0.075 USD/kWh utilizing an energy purchase agreement with a Colombian electricity commercial trader. Deloitte, a consulting firm, utilized their power and electrical division to develop an energy cost study that projected energy costs in 2017 at $0.0714 USD/kWh. This estimate confirms the energy cost used in this PEA report.

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16    Market Studies and Contracts

During the last decade, Colombia has experienced a rapid growth in the mining industry, mainly in coal and ferronickel, which have become major exports. At the same time, government support of the mining industry in Colombia have allowed the startup of numerous mining companies to start exploring and exploiting mineral resources.

At the end of 2011, Colombia reported a record 40 firms in mineral exploration and mining. Although to date no large gold mining projects have commenced operations, the production of gold in the country has been steadily increasing since 2006, as shown in the graph below.

Source: Instituto Colombiano de Geología y Minería

Figure 16-1 Colombian Gold Production 2000 – 2010 (Estimation from 2011 to 2014)

For this PEA, GCL has adhered to AGA corporate standards regarding pricing, quantities and standards.

16.1       Marketing Contracts & Agreements

GCL does not currently have any proposed contract or heads agreement or preliminary marketing agreement.

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16.1.1       Product Specifications

The Gramalote Project processing facility will produce Doré bars derived from cathodes from the electro winning process. The bars will contain mostly gold and silver with minor amounts of copper, lead, iron, nickel, palladium, zinc and other elements as impurities.

To obtain the Doré bar these cathodes must be melted and transferred to molds. The Doré bar is sent to a refinery where another process will further refine the gold.

As a benchmark, the AGA Córrego do Sítio Plant in Santa Bárbara, Brazil was used; the major difference between the two processes is in gold and silver ratio. The degree of impurities remaining is expected to be 7%.

The overall gold recovery was considered 95,0% and overall silver recovery was considered 60.8%, these values are based on Gramalote PFS SGS test work results. A more conservative silver recovery of 56% was used for financial modeling purposes. The Doré Bar weight may vary between 12 and 15 kg.

16.1.2       Market Demand

There are Colombian and international companies who regularly purchase doré and gold bearing concentrates. Informal discussions have occurred with some of these groups.

16.2       Commodity Price Projections

The base case price for gold in the economic analysis of this PEA is $1351 per troy oz. While this price is slightly higher than the spot price of gold at the time of this PEA (approximately $1,300 per troy ounce), the price is very close to the 12 month rolling average for gold ($1,348 per troy ounce). Gold prices are certain to change before the Project becomes operational, currently anticipated to occur in 2018.

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17    Environmental Studies, Permitting and Social or Community Impact

Gustavson relied on information cited in GCL (2013).

17.1       Environmental Studies

17.1.1       Baseline Study

A baseline study has been in progress since 2011. Findings of the baseline will be reported in the Environmental Impact Assessment (EIA), which is expected to be submitted in the Second Quarter of 2014 to Colombian federal government’s Autoridad Nacional de Licencias Ambientales (the translated name of this organization is the National Authority of Environmental Licenses, referred to in this report as “ANLA”)

In summary, as stated in AGA (2013), “It should be noted that none of the findings of the baseline study impose any fatal flaws from an environmental point of view. The EIA will be able to present specific environmental management plans to ensure that impacts can be mitigated or compensated as required by Colombian law and/or international standards.”

Additional details of baseline study results as reported in AGA (2013) are provided below.

  The area of the Project was studied at two different detail levels: the direct influence area (zones where the Project infrastructure will be developed as well as their nearby surroundings) and the indirect influence area (to the water division of basins affected by the infrastructure for the biophysical analysis).

  For the direct influence area, detailed primary information of the physical components (soil, water, air, geology, geomorphology, hydrology, hydrogeology, and weather samples) and social information corresponding to Providencia and Cristales Suburban Counties as well as El Diluvio, La María, La Trinidad, Manizales, Villa Nueva, Guacas Arriba, El Balsal-El Retiro, El Iris, Peñas Azules, and Guacas Abajo county subdivisions (socioeconomic census of each family) were surveyed. For the study of terrestrial ecosystems, two field campaigns were performed (November – December 2011 and February – July 2012) that covered rainy and dry seasons.

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YOLOMBÓ
MACEO
SAN ROQUE
CARACOLÍ
PROJECT GENERAL LOCATION SCHEME
PROJECT COORDINATES
THEMATIC KEY
Study area
GENERAL KEY
SHEET INDEX
CARTOGRAPHIC PROJECTION
CARTOGRAPHIC BASE
gramalote
CHARACTERIZATION OF THE BASELINE
GRAMALOTE PROJECT
PHYSICAL BIOTIC STUDY AREA

Source: AGA (2013)

Figure 17-1 Environmental Baseline Study Areas

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  For water quality, 70 physical, chemical, and microbiological parameters were analyzed at 50 stations (9 in Nus River, 12 in Guacas creek, 12 in Palestina creek, and others in La Colorada, El Balzal, El Banco, San Antonio, La Bella, La Trinidad, EL Topacio, La María, La Linda creeks, and El Socorro River), liquid gauging (50 stations) and solid (18 stations) and sediments were analyzed at 27 stations. In general, contamination due to organic matter (residual domestic water) and the presence of mercury was identified as well as other heavy metals, especially in Nus River, Guacas creeks, and La Palestina creek, as well as sediments in El Balzal creek and La Colorada and Palestina creek.

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1:200.000
Estación Caramanta
Río Nus
1:75.000
0 0,5 1 1,5 2 4 Km
Convenciones
AEI-Físico Biótica
AED-Físico Biótica
Drenaje Doble
Drenaje sencillo
La Bella
Trinidad
El Topacio
El Banco
San Antonio
Guacas
La Colorada
El Balzal
La María
Cauce1
Cauce2
Cauce3
Cauce4
La Palestina
La Linda
Río Nus
M-XX
Q. La Plata
Nota:
La red de drenaje mostrada en esta figura corresponde a la presentada en las planchas cartográficas del IGAC a escala 1:25.000. La delimitación de las cuencas se realizó en dichas planchas cartográficas.
INTEGRAL
gramalote
CARACTERIZACIÓN DE LA LÍNEA BASE DEL PROYECTO GRAMALOTE
ÁREA DE ESTUDIO HIDROLÓGICO
CUENCAS HIDROGRÁFICAS
ESCALA: INDICADA
FECHA: JULIO 2012
CÓDIGO:
ARCHIVO DIGITAL:

Source: AGA (2013)

Figure 17-2 Watersheds in Vicinity of Project Area

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  Water for consumption comes from springs and although the two populated centers (Providencia and Cristales) have aqueducts, the water does not receive treatment and is therefore considered non- potable.

  In Colombia, the air regime is governed in general by Decree 948/1995; Resolution 619/1997, which establishes some of the activities subject to an air emissions permit, as well as Resolution 909/2008 and 601/2006, which establish emission standards and air quality standards, respectively, as well as noise and obnoxious odors standards.

  Based on total suspended particulates (TSP), particulate matter of 10 and 2.5 micrometers (PM10 and PM2.5), sulfur dioxide, nitrous oxide, and carbon monoxide measures (three campaign of 18 days and a continuous monitoring network of 5 stations to measure of PM10 and PM2.5), it may be stated that every contaminant is found under the national standard and air quality is good.

  According to noise measures (in total were measured 42 points, 14 points around the footprint of the Project and 28 points distributed in Providencia and Cristales; the data were taken continuously during 24 hours), most part of the rural sector complies with day standards, but at night the levels are above those standards. As far as the populated centers go, it was observed that Providencia is noisier than Cristales because it has sectors that go over the standard in the day and at night because of existing bars and canteens in Providencia and the proximity with the highway.

  Predominant winds come from the east (21.8%), a coinciding direction with Nus River canyon during daytime; as well as east – southeast winds (14.8%) during nighttime hours. The highest wind speeds are also present in these directions.

In review of the available baseline study findings from AGA (2013), Gustavson notes that the area of direct impact includes those communities that are located within the lands to be purchased for the Gramalote Project. Gustavson notes that water quality impacts as evidenced by organic matter from domestic water use and heavy metals from ongoing activities should be well-characterized such that they are discernible from any future impact from mining activities.

Gustavson knows of no environmental issues that could materially impact the ability to extract mineral resources or reserves.

17.2       Tailings and Waste Disposal

As shown in the figure below, waste dump and tailings areas are anticipated to be located to the west of and east of the Gramalote pit, respectively.

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Trinidad Pit area
Gramalote Pit area
Plant area
Waste dump area
Tailing area
YOLOMBO MUNICIPALITY
LA TRINIDAD RURAL SETTLEMENT
GUACAS ARRIBA RURAL SETTLEMENT
GUACAS ABAJO RURAL SETTLEMENT
LA BELLA RURAL SETTLEMENT
LA MARIA RURAL SETTLEMENT
EL IRIS RURAL SETTLEMENT
PEÑAS AZULES RURAL SETTLEMENT
MANIZALES RURAL SETTLEMENT
EL DILUVIO RURAL SETTLEMENT
LA LINDA RURAL SETTLEMENT
SAN JOAQUIN RURAL SETTLEMENT
LA CHINGA RURAL SETTLEMENT
BARCINO RURAL SETTLEMENT
COROCITO RURAL SETTLEMENT
QUEBRADA HONDA RURAL SETTLEMENT
INMACULADA RURAL SETTLEMENT
SAN ANTONIO RURAL SETTLEMENT
Cristales
Providencia

LEGEND

SYMBOL	STATUS	FARMS NUMBER	AREA (ha)	ADVANCE PERCENTAGE
	Purchase	22	2.470	43%
	Purchase Signed Promise	15	1.910	34%
	Pending	29	1.331	23%
	TOTAL	**66**	**5.711**	**100%**

Source: AGA (2013)

Note: Gustavson notes that the grid is shown in meters, with units of easting along the x-axis, and northing on the y-axis.

Figure 17-3 Site Map Showing Waste Dump and Tailings Dam Locations

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17.2.1       Tailings Disposal Facility

Assuming a mineralized material to tailings ratio of 1 (which is consistent with the design parameters cited in AGA (2013), approximately 206,000 thousand tonnes of tailings (containing all cited mineralized material except the low grade, or “LG” mineralized material that is expected to be managed as sub-marginal mineralized material that will not be processed) are expected to be generated over the life of mine (Figure 3.3.163 of AGA (2013)).

Tailings are generated from two processes: flotation and cyanide leaching. The waste characteristics from these two processes are different: the flotation tailings contain less than 0.01% sulfide and the associated decant solution contains chemicals at levels below drinking water standards. The leach tailings contain 10% sulfide, and are characterized as potentially acid generating and potential to leach metals; the decant solution contains elevated sulfate levels (i.e., around 4,000 milligrams per liter (mg/L), compared to the World Health Organization taste and notifications thresholds of 250 and 550 mg/L, respectively.

As stated in AGA (2013), the tailings dam is in a “cross-valley impoundment formed by the construction of a single embankment across the Palestina Valley, approximately 500 meters upstream of the confluence with the Rio Nus.” The tailings dam is constructed of native saprolite then sand separated from tailings. Gustavson notes that AGA (2013) did not include any geochemical characteristics of the tailings sands to be used for dam construction, and recommends that such testing be conducted. Gustavson notes that the insufficient engineering details of the tailings dam were cited in AGA (2013) for a complete assessment of potential environment impact. AGA (2013) did not describe the cover design for the tailings disposal facility. Gustavson recommends that proper geochemical and geotechnical testing and design be conducted as part of dam design.

AGA (2013) states that the decant water from the tailings facility are to be discharged to the Nus River or contained for storage in the Process Water Pond and reuse. Gustavson anticipates such practices may be protective of water quality and environment pending the water monitoring requirements and discharge limits. Gustavson is not aware of the monitoring requirements and discharge limits for the tailings decant water; but expects these requirements to be included in the Environmental Permit (see below). AGA (2013) does not describe the potential impacts to groundwater from the tailings disposal facility.

17.2.2       Waste Rock Disposal Facility

As reported on Figure 3.3.163 of AGA (2013), approximately 587,000 thousand tonnes of waste rock and 32,000 thousand tonnes of sub-marginal mineralized material are expected to be generated over the life of mine. The waste rock is expected to be non-acid generating. The sub-marginal mineralized material is to be stored separately from the waste rock as (1) it may be potentially acid generating, and (2) may be economic to process with higher gold prices.

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As described in AGA (2013), both the waste rock and sub-marginal mineralized material facilities contain surface channels to intercept surface flows and an under-drainage system. Collected water the expected final slope of the piles will be 3H:1V.

AGA (2013) did not describe the cover design for the waste rock and sub-marginal mineralized material facilities.

17.2.3       Conclusion

Gustavson understands that both the tailings and waste rock disposal facilities are in design stage, and as such, not enough information is available for assessing their environmental impact. Gustavson is of the opinion that further engineering is necessary for design of a tailings disposal facility that is protective of environment and meets regulatory standards; however, for the purpose of this PEA, Gustavson is not aware of issues that could materially impact the extraction of mineral resources.

17.3       Operating and Post Closure Requirements and Plans

As of the effective date of this PEA, Gustavson understands that site monitoring plan, operations plan, and post mine closure plan for the Project are included as part of the Environmental Impact Assessment (EIA). Gustavson understands that operating and post closure requirements will be specified as part of the environmental license, as further described in the next section. Gustavson is not aware of issues associated with operating and post closure requirements that could materially impact the extraction of mineral resources.

17.4       Required Permits and Status

Gustavson understand that the following permits are required for the current exploration activities:

  Surface water concession

  Groundwater exploration and concession

  Water courses occupancy permit

  Forestry Use permit

  Atmospheric emissions permit

  Domestic-industrial discharges permit

  Biodiversity permit

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Permit numbers, expiration dates, and additional notes on status are provided in Table 17-1.

Table 17-1 Permit Details

Permit	Authority	Expedient	Resolution Number	Status	Expiration Date
Surface Water Concessions
La Plata	Corantioquia	ZF1-2012-19		Awarded	15-Nov-22
Guacas Abajo	Cornare	05670-02-10384	112-0122	Awarded	17-Jan-21
Guadualejo	Cornare	05690-02-15702	135-0057	Renewal in Progress	09-Oct-13
Casas Custodios	Cornare			In Progress
Groundwater Concessions
La Mayoría	Cornare	05670-02-15345	135-0022	Awarded	11-Feb-23
Domestic and Industrial Discharge Permits
La Mayoría	Cornare	05670-04-15443	135-0023	Awarded	11-Feb-18
Plataformas	Cornare	05670-04-15703	135-0023	Awarded	11-Feb-18
La Bateita	Cornare	05670-04-16311	135-0222	Awarded	04-Dec-23
Casa Custodios	Cornare			In Progress
Forestry Use Permit
Monjas Oeste Forest	Cornare	05670-06-12997	135-0126	Awarded	25-Jun-14
Isolated Trees of La Mayoria 2	Cornare	05670-06-14822	135-0036	Renewal in Progress	10-Mar-14
La Palestina Forest	Cornare	05670-06-14943	135-0055	Awarded	15-Oct-14
San Antonio Forest	Cornare	05670-0614942	135-053	Awarded	27-Sep-14
Isolated Trees of Guadualejo	Cornare	05690-06-16688	135-0147	Awarded
Biodiversity Research Permit
Study and/or Investigation of Natural Renewable Resources	Cornare	05670-25-11903	135-0033	Awarded	21-Nov-14
	Corantioquia	IDB0244		Awarded	28-Jun-14
Water Courses Occupancy Permit
Monjas Channel	Cornare	05670-05-15257	135-0057	Awarded

These permits are issued by two organizations: (1) Corporacion Autonoma Regional de las Cuencas de los Rios Negro y Nare (the translated name of this organization is Autonomous Regional Corporation of the Negro and Nare River Basins, and is referred to in this report as “Cornare”), and (2) Corporacion Autonoma Regional de Centro de Antioquia (the translated name of this organization is Autonomous Regional Corporation of Central Antioquia, and is referred to in this report as “Corantioquia”).

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For upcoming mine construction and production, the Colombian federal government’s Autoridad Nacional de Licencias Ambientales (the translated name of this organization is the National Authority of Environmental Licenses, referred to in this report as “ANLA”) requires submittal of an (EIA) and Labor Plan, or Plan de Trabajo y Obras, or “PTO”. Gustavson understands that preparation of the EIA and PTO are in progress and is expected to be submitted in the Second Quarter of 2014. Pending review and approval of the EIA and PTO, ANLA issues an environmental license, expected to occur by year end 2014.

17.5      Social and Community

Land acquisition is ongoing for the Gramalote Project. GCL has done a detailed work to insure that current land owners have clear title to the land. Such work requires a physical survey of the properties and a diligent legal investigation before GCL enters into a purchase agreement with the landowner. These programs are public and transparent to the community and various interested groups.

Management plans containing objectives for managing social and community impacts, including resettlement, labor, training and education projects have been developed and are in progress. Gustavson understands that these plans are in progress and are in good standing.

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18    Capital and Operating Costs

18.1      General

Mining costs for this PEA are based on information from local suppliers and dealers. Mine operating costs were estimated on an annual basis, based on the mine schedule. The estimation was based on the required equipment operating hours, the unit rates applied to the different equipment types and the unit costs for consumables, services and labor. Maintenance costs estimations were done using maintenance rates for Preventive Maintenance and Repairs rates. Technical manpower (mechanical, electrical, others) were estimated according to recommendations of consultants. A contingency of 3% was applied to operational expenses while the Sustain in Business capital (SIB) was 3% above operational expenses.

Contractors will be used for blasting and for various minor maintenance activities such as site services and tire maintenance.

The annual unit mining cost excludes the pre-production period, which is capitalized.

18.2      Capital Cost Estimates

The life of mine (LOM) mine CAPEX amounts $US282.5 M and includes the cost of prestripping, mine facilities, mine equipment and ancillary equipment. No contingency is included in these costs. Table 18-1 summarizes the mine capital estimates:

Table 18-1 Mine Capital Cost Summary

Mine Capex (M $)
Prestripping	55,776
Facilities	26,216
Main Equipment	188,016
Ancillary equipment	12,515
Contingency	-
TOTAL	282,525

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18.2.2      Basis for Capital Cost Estimates

Mine

a) Equipment Acquisition Cost:

Capital costs are based on local dealer quotations. Auxiliary equipment has been estimated based on recent information and the Gramalote Project Team’s mining equipment database. Table 18-2 shows the mining capital cost for the proposed mining equipment on an individual basis.

Table 18-2 Mine Equipment Capital

Equipment Type	Equipment Model	Cost (K $US)
Production Equipment
Drill	PV235	1,800
Presplit Drill	Roc L8	1,500
Shovel 1	CAT 6060 Electric	12,290
Shovel 2	CAT 6060 Diesel	12,290
Loader	CAT 994	4,700
Truck	CAT 789C	3,400
Auxiliary Equipment
Water Truck	CAT20k GI	1,675
Bulldozer	CAT D10	1,326
Wheeldozer	CAT 834	1,041
Motor Grader	CAT 16M	804
* 3 shovels total, possibly mixed diesel and electric

b) Pre-Stripping Capex

Pre-Stripping capital costs of $US55.8 M was estimated based on the amount of surface mineralized material, waste rock, topsoil and cut and fill material required to construct mine roads needed in support of the 16 M tpa mine plan.

c) Mine Facilities

Mine facilities include Dewatering Management System, Mobile Power Substation, Blasting storage & Magazine, and the Fleet Management System. The total cost of mine facilities is $US26.2 M.

d) Ancillary Equipment

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Ancillary equipment capital cost is $US14.1 M and includes support equipment such as water trucks, bulldozers, motor grader and various other equipment that support the mining plan.

18.3      Operating Cost Estimates

Mine operating costs were estimated on an annual basis. The estimation was based on the required equipment operating hours required to achieve the mine plan, the unit rates applied to the different equipment types, personnel requirements, and unit costs for materials, services and labor.

Fuel cost corresponds to prices at the site and has been set at 0.90 $US/L. Power cost has been set at 0.065 $US/kWh. Operating supplies and consumables are estimated separately for each equipment type.

Maintenance costs estimations over the life of mine were done using maintenance rates for preventive maintenance and repair rates. Technical manpower (mechanical, electrical, others) were estimated according to industry standards for similar mining operations. Contractors will be used for blasting and for various minor maintenance activities such as site services and tire maintenance. The labor rates by category were provided by the Human Resources area. The base exchange rate used was 1 $US = 1,865 COP.

The average mine operating cost is $US1.39 per tonne mined over the life of the Project (14 productive years) and also excludes the pre-production period, which has been capitalized.

Table 18-3 summarizes mine operating costs by activity and Table 18-4 shows the cost of consumables used.

Table 18-3 Mine Operating Costs by Activity

Mine Cost by Item ($US/tonne moved)
	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Labor	0.17	0.16	0.16	0.16	0.16	0.15	0.15	0.16	0.16	0.16	0.16	0.31	0.25	0.20	0.18
Power
Fuel	0.45	0.43	0.47	0.48	0.52	0.55	0.58	0.60	0.63	0.62	0.55	0.58	0.52	0.55	0.63
Lubes	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.03	0.02	0.01	0.02
Tires	0.08	0.08	0.09	0.09	0.11	0.13	0.13	0.14	0.15	0.15	0.12	0.12	0.13	0.14	0.12
Drill Tolls	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04			0.04
Explosives	0.19	0.20	0.20	0.20	0.20	0.19	0.19	0.19	0.20	0.19	0.19	0.10	0.01		0.18
Ground Engaging Tools	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.03	0.04	0.03	0.03	0.03
Operation Contractors	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.02	0.01	0.00		0.02
MARC Contractors										0.01	0.01	0.01	0.01	0.00	0.00
Maintenance Owner	0.07	0.14	0.22	0.21	0.28	0.20	0.28	0.28	0.40	0.26	0.26	0.30	0.25	0.25	0.24
Other Internal Services	0.01	0.01	0.01	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.01	0.00
Other External Services	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00			0.00
Minor Equipment	0.00	0.01	0.01	0.01	0.01	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.01	0.01	0.01
Minor Supplies	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.00	0.00	0.01
Operation Cost	0.85	0.83	0.88	0.89	0.95	0.98	1.02	1.06	1.11	1.09	1.00	1.00	0.79	0.79	0.96
Maintenance Cost	0.15	0.21	0.30	0.28	0.36	0.27	0.36	0.36	0.48	0.35	0.34	0.41	0.35	0.34	0.32
Indirect Cost	0.10	0.10	0.10	0.10	0.10	0.08	0.08	0.08	0.08	0.08	0.07	0.14	0.11	0.08	0.08
Mine Total Cost	1.11	1.14	1.27	1.27	1.41	1.33	1.48	1.50	1.67	1.52	1.41	1.55	1.24	1.21	1.38

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Table 18-4 Basic Mine Consumable Costs

Basic Consumables	Unit	Price
Fuel	$US/l	0.90
Power	$US/kw-h	0.065
Water	$US/m3	0.69
Lubes	$US/l	3.34
Truck Tires	$US/each	47,112
Water Trucks Tires	$US/each	10,869
FEL Tires	$US/each	49,000
Motorgrader Tires	$US/each	3,990
Small FEL	$US/each	5,100
Lowbed Truck Tires	$US/each	500
ANFO	$US/kg	1.00
Heavy ANFO/Emulsion	$US/kg	1.00
Boosters	$US/unit	3.90
Blasting Accessories	$US/kg	0.59
Blasting Services Contract	$US/year	1,320,000
Contingency Cost	%	3

18.3.1      Basis for Capital Cost Estimates

As a check of Gramalote’s operating costs, a benchmarking study was done for open pit gold mines with similar production levels, mine equipment and gold head grade. The mean mine operating cost is $US1.41 per mined tonne which is very close to Gramalote’s unit cost of $US1.39 per tonne mined. Table 18-5 shows the results of this investigation.

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18.3.2      Labor Requirements

The internal organization for the Gramalote Project is based on similar sized operations and is appropriate for this PEA. The organizational structure that will support all mining work has been divided into seven main management areas: Mine Management, Technical Services, Mine Geology, Loading & Hauling, Drill & Blast, Mine Operations and Mine Maintenance, as shown in Figure 18-6.

Figure 18-6 Mine Organization Structure

The mine will operate 2 shifts of 12 hours per day, during 365 days per year and includes 15 days lost to adverse weather conditions.

The total number of mine equipment operators is variable since it depends on the equipment requirements in the mine plan. In order to calculate the number of mine equipment operators required in a given period, labor estimates were increased by 8.03 % to cover vacations and absences.

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19    Economic Analysis

This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The tonnes and grade reported in Table 19-1 below were used in the discounted cash flow (DCF) analysis. The breakdown of Measured and Indicated and Inferred material used in the analysis is also shown in Table 19-1 for the benefit of the reader to highlight the percentage of material currently in the Indicated category.

GCL produced the mineral resource shown in Table 19-1 by constraining the mineral resource estimate in Table 12-5, within an ultimate pit design. This open pit design includes mine access ramps and the appropriate mining costs, processing costs and pertinent parameters (modifying factors) listed in Section 13 (Mining) and Section 14 (Recovery Methods). Additionally, an economic cut-off of approximately 0.2 g/t based on a gold price of $1,351 per ounce was used in calculating the mineral resource presented below.

Table 19-1 Gramalote Mineral Resources for Project Economics

Category	Tonnes	Au Grade	Contained Au
	(M tonnes)	(g/t)	(M oz.)
Measured & Indicated	112.4	0.70	2.553
Inferred	124.9	0.53	2.115
Total	237.3	0.61	4.668

19.1      Principal Assumptions

The economic and financial evaluation of the Project was based on:

  The technical inputs obtained by the Project’s areas of Mining, Environment, Geology, Infrastructure, and Plant and Process;

  Socio-economic information obtained by the Project’s department of Social and Communities and Land Acquisition;

  the combination of economic assumptions from AGA and of the Colombian economy; and

  The implementation of a financial model based on a discounted free cash flow

The Gramalote financial model assumes:

  Revenue from both gold and silver produced (see Table 19-2)

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  Income tax calculations are done according to regulations in Colombia (as of August 2012).

  The Project will be fully funded by the equity of AGA and B2Gold; and consequently excludes any external funding.

  A discount rate of 5.06% and escalation/inflation rates in accordance with AGA corporate guidelines.

  Sunk costs, defined as all expenses incurred since the formation of the Gramalote Joint Venture up to the start of construction, are excluded from the economic evaluation

Table 19-2 summarizes the main economic assumptions in the study.

Table 19-2 Main Economic Assumptions

Parameter	Comment
Gold Price (average)	1,351 $US/oz.
Silver Price	21.40 $US/oz.
Mine Plan
Plant Capacity (Mtpa)	16
Mineralized material and Waste Mined (K tonnes)	824,912
Mine Movement (K tonnes)	880,882
Plant FEED (Ktonnes)	237,300
Au Grade (g/t)	0.61
Recovered Au Oz (%)	95%
Gold Production (K oz.)	4,445
First Gold (Year)	2,018
Ag Grade (g/t)	0.94
Recovered Ag Oz (%)	56%
Silver Production (K oz.)	4,014
LOM (Year)	2,031
Years of Production	14
Project financial valuation	Discounted Cash Flow (AGA/B2Gold standards)
Discount rate (WACC)	5.06% (AGA BP2014)
Escalation/Inflation	AGA BP 2014
Exchange rate (Col:$US)	AGA BP2014
Financial timeframe	At approval for Construction (January 1st , 2016)
Equity/debt	Project fully financed by Equities
Royalties (Gold & Silver)	80% x 4% or 3.2% (As per current Mining tax - July 2012)
Depreciation	Standard for fixed assets (As per Decree 3019 of 1989)
Income Tax	25% (as per current tax legislation - Aug 2012)
CREE Tax	8% (as per current tax legislation - Aug 2012)
Environmental Compensation	1% of Project value (Only includes: Land, Constructions and Civil works)
Closure costs	As per GCL PFS Closure program

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19.2      Cash flow Results

Based on the economic assumptions and parameters outlined above, the net cash flow over the life of the Project is $US990.0 M as shown in Table 19-3. The Net Present Value (NPV) at a rate of 5.06% is $US 397.7 M with a payback period of 4.8 years and an internal rate of return of 11.5% as shown in Table 19-4.

Table 19-3 Net Cash Flow

Total Revenue	$USM	6071.62

Total Opex	$USM	3,168.1
Mining Cost	$USM	1,122.1
Processing Cost	$USM	1,455.7
G&A	$USM	373.2
Royalties	$USM	194.8
Selling & Freight Cost	$USM	19.1
Silver Income (Ag)	$USM	(86.0)
Severance Pay	$USM	8.9
Closure Cost	$USM	65.3
Environmental Compensation	$USM	15.0

Total Capex	$USM	1,382.8
Mine	$USM	282.5
Plant	$USM	756.5
Infrastructure	$USM	157.2
Other	$USM	82.2
SIB	$USM	104.4

Income Tax	$USM	533.7
Working Capital	$USM	3.0

Net Cash Flow	$USM	990.0

19.3      Cash flow Sensitivities

Cash flow sensitivities were completed for various gold prices with the resultant NPV’s summarized in Table 19-4.

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Table 19-4 NPV Results

Results	Unit	Value
NPV @5.06% (after tax)	$US M	397.7
IRR (after tax)%		11.5%

Income
Gold Revenue	$US M	6,003.0

Indicators
Payback Period	Years	4.8
NPV Rev / NPV Cost	$US	1.1
Capital Efficiency	$US	0.3
Ebitda	$US M	2,904
% Ebitda	% Income	0.5

Unit Costs (Real)
Mine Opex	$US / Ton	1.39
Plant Opex	$US / Ton	6.11
Cash Cost	$US / Oz	692.74
Total Cost	$US / Oz	1,023.92

Table 19-5 Cash Flow Sensitivities

Sensitivity to Gold Price	Gold Price ($/oz-Au)	After Tax NPV @0% ($M)	After Tax NPV @5.06% ($M)	After Tax IRR (%)
115%	1,544	1,545	756	16.4%
110%	1,479	1,360	637	14.8%
105%	1,415	1,175	517	13.2%
Base Case (100%)	1,351	990	398	11.5%
95%	1,286	805	278	9.7%
90%	1,222	620	158	7.8%
85%	1,158	436	37	5.7%

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20    Adjacent Properties

The Gramalote property is located within the Antioquia batholith which contains hundreds of known mineral occurrences. AGA and others hold mineral concessions including areas over various historic and small scale artisanal mining districts that include mineral titles adjacent to the mineral titles described in Section 3 of this report.

At this time there are no adjacent properties with mineral resources or reserves publically reported. No information about the properties outside the area of interest as described in Section 3 of this report was available to the author at the time of this report.

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21    Interpretation and Conclusions

21.1      Results

AGA, B2Gold and their joint venture company (GCL) have conducted their exploration and development programs at or above industry standards. Resource modeling at Gramalote supports the existence of a mineral resource with adequate potential to support studies to determine the viability of an economic mining operation.

Preliminary economic modeling offers a positive return at the prices used for the study. Although the return is positive, it is sensitive to gold price, and a downward shift in today’s prices could leave a very low payback on the Project as envisioned.

21.2      Significant Risks and Uncertainties

21.2.1      Exploration

As a multimillion ounce mineral resource is currently defined on the property there is low risk of exploration results causing the current resource, especially the Measured and Indicated Mineral resources to be significantly reduced.

21.2.2      Mineral Resource Estimate

Recommendations, Mineral Resource Estimation;

  Inferred Resources – For the resource stated above by GCL in Table 19-1, more than 55% of the reported ounces are classified as inferred. For the Gramalote Central “payback period (2022)” pit GCL reports that 40% of the contained ounces are classified as inferred.

  Geologic Model/Domains – The grade shells constructed by GCL display large kinks and offsets, likely because sectional interpretations have not been reconciled to plan. Grade shells do not always nest within one another; low-grade domains occur adjacent to medium and high-grade domains. Low-grade domains contain scattered veins or groups of veins intercepting barren, unaltered rock..

  Confidence Classification - The classification of measured mineral resources in the current GCL mineral resource estimate overstates the quantum of measured resources however Gustavson finds the aggregated measured and indicated (M&I) to be reasonable. Gustavson considers the inferred resource to be overstated but acceptable at the level of a PEA.

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  Estimation Methodology - Gustavson recommends restriction of the number of composites used per hole. Multipass kriging with differing search criteria for each pass is useful where there is variable drilling density which is certainly the case for the low-grade domains. Gustavson finds the GCL UC model files to be overly complicated and difficult to manipulate. Gustavson recommends changing the resource estimation process at Gramalote Central for material within the conceptual pit designs to a simpler, OK grade estimation method.

21.2.3      Mining

GCL has completed detailed mine engineering work to determine geotechnical and hydrological parameters for this Project, in addition to mine equipment and labor requirements and the associates capital and operating costs needed.

Future studies should continue using existing geotechnical and hydrological conclusions, while reevaluating the appropriate mining rate once a revised geologic and resource model are produced per the recommendations in Section 21.2.2 above.

Once a reasonable and achievable mining rate has been determined, based on the mineralized body geometry and distribution of mineralization, mine equipment and labor requirements should be revised in addition to their associated capital and operating costs.

21.2.4      Metallurgy and Processing

Metallurgical test results consistently show recoveries greater than 93% at all head grades. There are no indications of the mineralized material being refractory and the flow sheet is simple and logical.

21.2.5      Projected Economic Outcomes

There is a risk on the Project due to the precious metals markets. During much of the exploration of Gramalote, gold and silver were at historically high prices. Should 2014’s soft prices continue, a detailed evaluation of the Project at more conservative prices would be recommended to ascertain the Project viability at those prices.

21.2.6      Foreseeable Impacts of Risks

The most obvious result of these risks would be a delay of the Project and consequent postponement of the economic benefits. The size and quality of the mineral resource seems robust and this will support the evaluation of the Project as it moves forward. Gustavson is not aware of any significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource estimates or projected economic outcomes.

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22    Recommendations

Based on the results of the PEA completed on the Gramalote Project, Gustavson recommends advancing the Project to a NI 43-101 conformable prefeasibility study.

22.1      Recommended Work Programs

  Upgrade Inferred Resources – For the resource stated above by GCL, more than 55% of the reported ounces are classified as inferred. For the Gramalote Central “payback period (2022)” pit GCL reports that 40% of the contained ounces are classified as inferred. To move forward to a prefeasibility and feasibility level of study it will be required that the majority of this inferred material be converted to an indicated resource classification. GCL has provided Gustavson with a memorandum, discussed in Section 12.10.1 above, that outlines a three year drilling program that should suffice to upgrade most of the in-pit material. Gustavson has been informed that this program has been initiated and 3 holes (1300 m) have been completed. Gustavson is concerned that a number of the proposed holes, including some of those to be completed in 2014, are better described as “step out” drilling to test the margins of the material adjacent to the pit versus “infill” drilling clearly designed to upgrade the confidence of material within. Drilling targets should be identified in a manner to most efficiently upgrade this classification as this will be a critical issue for any project progression to a feasibility level of study. Estimated cost of the program is $US1.7 million

  Review adequacy of estimation block size for a feasibility level study. - Gustavson considers the 60 m x 60 m x 10 m panel size used in the GCL OK/UC model to be too large to be used for any detailed mine planning beyond the level of a PEA. Within much of Gramalote Central there is sufficient data to justify a smaller block size. The 12.5 m RC drilling data in Gramalote Central (section 3.7.4) could be used for the determination of a block size appropriate for the envisioned SMU.

  Upgrade the detailed modeling of the domains – The grade shells constructed by GCL display large kinks and offsets, likely because sectional interpretations have not been reconciled to plan. While Gustavson finds this geologic model to be adequate at the PEA level further refinements should be made prior to prefeasibility or feasibility level modeling. Gustavson also recommends GCL consider combining the high grade zone with the medium grade zone at Gramalote for variography and grade estimation. In addition Gustavson recommends limiting the estimated resource to areas where the drill spacing is ≤ 90 m. The continuity of the domains and their interpretation is among the biggest risks for this resource.

  Estimation Methodology - Gustavson recommends restriction of the number of composites used per hole. Multipass kriging with differing search criteria for each pass is useful where there is variable drilling density which is certainly the case for the low-grade domains. Gustavson finds the GCL UC model files to be overly complicated and difficult to manipulate. Gustavson recommends changing the resource estimation process at Gramalote Central for material within the conceptual pit designs to a simpler, OK grade estimation method. As additional infill drilling is completed to improve the classification of these resources, Gustavson believes that OK will provide adequate resolution for the operational mine planning.

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  Acquiring and maintaining the social license to operate is a key to mining in 2014. The programs currently in place appear to function well, however this theme will need constant attention from now until the closure of the Project whenever it is operated. The costs of this are included in the long term budgeting of GCL but their importance cannot be overstated.

22.1.1      Costs

Estimated costs for the recommended work programs are as follows:

Table 22-1 Estimated Budget for Recommended Tasks

Task	Estimate
Drilling to Upgrade Inferred Resource (three year program)	$US 3,600,000.00
New Detailed Resource Modeling including: • Block Size Review • Detailed Modeling of Domains • Alternate Estimation Methodologies	$US 300,000.00
Total	$US 3,900,000.00

These are contained within the planned GCL Project operating budget for 2014. The budget for 2014 has been reduced from 2013 and expenditures are currently estimated to be $18 million (stated at 100%; B2Gold’s 49% joint venture participation is estimated to be approximately $9 million).

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23    References

AGA, 2007a, AngloGold Ashanti Ltd., Colombian Greenfields First Quarter 2007 Quarterly Report, 39 p.

AGA, 2007b, AngloGold Ashanti Ltd., Colombian Greenfields Second Quarter 2007 Quarterly Report, 37 p.

AGA, 2008, AngloGold Ashanti Ltd., Fourth Quarter and Year Ended 31, December 2007 Report, released February 7, 2008, 37 p.

AGA, 2008, AngloGold Ashanti Ltd. News Release, AngloGold Ashanti Announces Significant Exploration Results at 100% La Colosa Project in Colombia, released May 6, 2008, 2 p.

AGA, 2011, AngloGold Ashanti Ltd. Mineral Resource and Ore Report 2011, Pure Gold, p. 166-167.

AGA, 2012, AngloGold Ashanti Ltd. Mineral Resource Review, Gramalote, Colombia, prepared by S. Jackson and T. Journeaux, March 25, 2012, 80 p.

AMEC (2013), Review of Low-Grade Mineral Resource Estimation Domains Gramalote Project, Third Party Report.

AngloGold Ashanti, (2013). Gramalote Project Prefeasibility Study, dated November 2013, Authored by Anglo Gold Ashanti (AGA). Not filed.

AngloGold Ashanti, (2012). Mineral Resource and Ores Reserve Report, Internal Report, April 4, 2012.

AngloGold Ashanti, (April 4, 2012), Mineral Resource and Ores Reserve Report 2011.

Aspden, J.A. and Mccourt, W.J., 1986, Mesozoic Oceanic terrane in the central Andes of Colombia, Geology. 14, 415-418.

B2Gold, 2012, B2Gold Corp. Announces an updated Resource Calculation for the Gramalote Property in Colombia, Press Release, www.b2gold.com/press-releases/04/2012, April 24, 2012.

B2Gold, 2009, B2Gold Corp. Gramalote Ridge Project Department of Antioquia, Colombia, NI 43-101 Technical Report, prepared by S.N. Meister, issued February 27, 2009.

Cabral, Alexandre, 2007, Ore Microscopy of Samples from Gramalote Colombia, December 2007.

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Cediel, F., and C. Cáceres, 2000, Geological Map of Colombia, 1: 2,000,000, Geotec Ltd., Bogotá, Third Edition, digital format with legend and tectono-stratigraphic chart.

Cediel, F., Shaw, R.P. and Cáceres, C., 2003, Tectonic Assembly of the Northern Andean Block, in Bartolini, C., R.T. Buffler, and J. Blickwede, eds., The Circum Gulf of Mexico and Caribbean: Hydrocarbon habitats, basin formation, and plate tectonics: AAPG Memoir 79, p. 815 - 848.

DKT Geosolutions Inc. (DKT), (2013). Gramalote Project Variogram Modeling and COS Grade-Tonnage Curves, B2Gold internal memo.

Gramalote (Colombia) Limited, (2011). Resources and Reserves, Gramalote 2011 Report, Internal Report, December 15, 2011 (the “AngloGold Gramalote 2011 Report).

Gramalote (Colombia) Limited, (2013). Gramalote Project Prefeasibility Study, dated November 2013, Authored by Gramalote (Colombia) Limited ;(Internal document reported to Anglo Gold Ashanti standards, which are not necessarily NI 43-101 compliant).

Gorham, J.P., 2008, Updated Report on the Gramalote Property, Department of Antioquia, Colombia, 43-101 Technical Report prepared for B2Gold Corp., June 2008.

Hart, C.J.R., 2005, Classifying, Distinguishing and Exploring for Intrusion-Related Gold Systems, in The Gangue, Issue 87, October, 2005, published by Geological Association of Canada, Mineral Deposits Division, 18 p.

Kappes, Cassiday & Associates, 2007, File 7932, Gramalote Project Metallurgical Test Report, December 2007.

Leal, Hildebrando (Barcelona), 2007, Gramalote Drilling Project ore Microscopy, December 2007.

McCourt, W.J., Feininger, T. and Brook, M., 1984. New geological and geochronological data from the Colombian Andes: continental growth by multiple accretion, Journal of the Geological Society, London. 141, 831-45.

Meister, Susan N., (February 27, 2009), B2Gold Corp., Gramalote Ridge Project, Department of Antioquia, Colombia, NI 43-101 Technical Report

Quantitative Group, (2012). AngloGold Ashanti, Mineral Resource Review, GCL, Third Party Report, March 25, 2012 (the “2012 Resource Review”).

Shaw, R.P., 2003, Colombia: A “Ten-Best-Picks” Analysis of Gold Metallogeny and Project Potential, prepared for AngloGold, Lima, Peru, January 2003, 202 p.

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Sillitoe, R.H., 1991, Intrusion-Related Gold Deposits in Foster, R.P. (ed.), Gold Metallogeny and Exploration, Blackie, Glascow, p. 165-209.

Sillitoe, R.H., 2005, Comments on the Quinchia, Quebradona and Gramalote Prospects, Colombia, prepared for Sociedad Kedahda S.A., June, 2006, 11 pp.

Sillitoe, R.H., 2006, Comments on the initial drilling results from the Quinchia, La Mina and Gramalote gold prospects, Colombia prepared for Sociedad Kedahda S.A., July, 2006, 13 p.

Sepúlveda, O., 2003, Prospecto Gramalote, Sociedad Kedahda S.A. Internal Report, December, 2003, 13 p.

Valencia, M., 2006, Reporte Tecnico: Cartografía Geológica – Estructural, Proyecto Gramalote, Sociedad Kedahda S.A. Internal Report, September, 2006, 25 p. West, R.C., 1972, La Minería de Aluvión en Colombia durante el Periodo Colonial, Imprenta Nacional, Bogotá, 131 p., 16 photo plates.

Meister, S. (2009). Gramalote Ridge Project, Department of Antioquia, Colombia, NI 43-101 Technical Report Issued by B2Gold, February 27, 2009 (the “2009 Technical Report”).

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24    Glossary

24.1      Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 27, 2010). Accordingly, the Resources have been classified as Measured, Indicated or Inferred, the Reserves have been classified as Proven, and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

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24.2      Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

24.3      Glossary

The following general mining terms may be used in this report.

Table 24-1 Glossary

Term	Definition
Assay:	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure:	All other expenditures not classified as operating costs.
Composite:	Combining more than one sample result to give an average result over a larger distance.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cut-off Grade	The grade of mineralized rock, which determines as to whether or not it is
(CoG):	economic to recover its gold content by further concentration.
Dilution:	Waste, which is unavoidably mined with ore.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Footwall:	The underlying side of an orebody or stope.
Gangue:	Non-valuable components of the ore.
Grade:	The measure of concentration of gold within mineralized rock.
Hangingwall:	The overlying side of an orebody or slope.
Haulage:	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone:	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.

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Term	Definition
Igneous:	Primary crystalline rock formed by the solidification of magma.
Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological:	Geological description pertaining to different rock types.
LoM Plans:	Life-of-Mine plans.
LRP:	Long Range Plan.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.
Mining Assets:	The Material Properties and Significant Exploration Properties.
Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve:	See Mineral Reserve.
Pillar:	Rock left behind to help support the excavations in an underground mine.
RoM:	Run-of-Mine.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting:

A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stope:	Underground void created by mining.
Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening:	The process of concentrating solid particles in suspension.
Total Expenditure:	All expenditures including those of an operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade).

24.4      Definition of Terms

The following abbreviations may be used in this report.

Table 24-2 Abbreviations

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
A/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	silver

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Abbreviation	Unit or Term
Au	gold
AuEq	gold equivalent grade
°C	degrees Centigrade
CCD	counter-current decantation
CIL	carbon-in-leach
CoG	cut-off grade
Cm	centimeter
cm2	square centimeter
cm3	cubic centimeter
Cfm	cubic feet per minute
ConfC	confidence code
CRec	core recovery
CSS	closed-side setting
CTW	calculated true width
°	degree (degrees)
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
Ft	foot (feet)
ft2	square foot (feet)
ft3	cubic foot (feet)
G	gram
Gal	gallon
g/L	gram per liter
g-mol	gram-mole
Gpm	gallons per minute
g/t	grams per tonne
Ha	hectares
HDPE	Height Density Polyethylene
Hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID2	inverse-distance squared
ID3	inverse-distance cubed
IFC	International Finance Corporation
ILS	Intermediate Leach Solution
kA	kiloamperes
Kg	kilograms
Km	kilometer
km2	square kilometer
Koz	thousand troy ounce
Kt	thousand tonnes
kt/d	thousand tonnes per day
kt/y	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
L	liter
L/sec	liters per second
L/sec/m	liters per second per meter
Lb	pound
LHD	Long-Haul Dump truck
LLDDP	Linear Low Density Polyethylene Plastic

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Abbreviation	Unit or Term
LOI	Loss On Ignition
LoM	Life-of-Mine
M	meter
m2	square meter
m3	cubic meter
Masl	meters above sea level
MARN	Ministry of the Environment and Natural Resources
MDA	Mine Development Associates
mg/L	milligrams/liter
Mm	millimeter
mm2	square millimeter
mm3	cubic millimeter
MME	Mine & Mill Engineering
Moz	million troy ounces
Mt	million tonnes
MTW	measured true width
MW	million watts
m.y.	million years
NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
OSC	Ontario Securities Commission
Oz	troy ounce
%	percent
PLC	Programmable Logic Controller
PLS	Pregnant Leach Solution
PMF	probable maximum flood
Ppb	parts per billion
Ppm	parts per million
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	Rock Quality Description
SEC	U.S. Securities & Exchange Commission
Sec	second
SG	specific gravity
SPT	standard penetration testing
St	short ton (2,000 pounds)
t	tonne (metric ton) (2,204.6 pounds)
t/h	tonnes per hour
t/d	tonnes per day
t/y	tonnes per year
TSF	tailings storage facility
TSP	total suspended particulates
µm	micron or microns
V	volts
VFD	variable frequency drive
W	watt
XRD	x-ray diffraction
Y	year

B2Gold Corp	Appendix A
Gramalote Project	NI 43-101 Preliminary Economic Assessment

Appendix A

Certificate of Author Forms

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

DONALD E. HULSE, P.E.

Vice President

Gustavson Associates, LLC
274 Union Boulevard, Suite 450
Lakewood, Colorado 80228
Telephone: 720-407-4062 Facsimile: 720-407-4067
Email: dhulse@gustavson.com

CERTIFICATE of AUTHOR

I, Donald E. Hulse do hereby certify that:

1.	I am currently employed as Principal Mining Engineer by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.	I am a graduate of the Colorado School of Mines with a Bachelor of Science in Mining Engineering (1982), and have practiced my profession continuously since 1983.

3.	I am a registered Professional Engineer in the State of Colorado (35269), and a registered member of the Society of Mining Metallurgy & Exploration (1533190RM).

4.

I have worked as a mining engineer for a total of 30 years since my graduation from university; as an employee of a major mining company, a major engineering company, and as a consulting engineer. I have performed resource estimation and mine planning on numerous silver and base metals deposits for over 11 mining companies in three countries working as a consultant as well as an engineer or engineering manager for the Projects

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

6.

I am responsible for the preparation of the technical report entitled “NI 43-101 Preliminary Economic Assessment Gramalote Project Northwest Colombia,” dated March 31, 2014, with an effective date of February 11, 2014, (the “Technical Report”), with specific responsibility for Sections 1 through 4, 15 through 17, and Sections 20 through 24. I most recently visited the property for February 11, 2014 for 2 days.

7.

I have had prior involvement with the property that is the subject of this Technical Report. I was responsible for Sections 1- 19 of the technical report titled “NI 43- 101 Technical Report on Resources, Gramalote Project, Providencia, Colombia,” dated June 8, 2012, with an effective date of June 1, 2012.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43- 101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the effective date of this report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March, 2014

/s/ (Signature)
Signature of Qualified Person

Donald E. Hulse .
Print name of Qualified Person

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

GORDON SOBERING, Q.P.

Principal Mining Engineer

Gustavson Associates, LLC
274 Union Boulevard, Suite 450
Lakewood, Colorado 80228
Telephone: 720-407-4062 Facsimile: 720-407-4067
Email: gsobering@gustavson.com

CERTIFICATE of AUTHOR

I, Gordon Sobering do hereby certify that:

1.	I am currently employed as Principal Mining Engineer by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.

I am a graduate of the Lakehead University in Ontario, Canada with a Bachelor of Science in Geological Science (1985); and a Bachelor of Science in Mining Engineering from Montana College of Mineral Science and Technology (1985), and have practiced my profession continuously since 1985.

3.	I am a registered member of the Society of Mining Metallurgy & Exploration (4061917RM).

4.

I have worked as a mining engineer for a total of 28 years since my graduation from university in the minerals industry including senior positions with major mining companies, and as a consulting engineer. Initial experience in exploration and mine geology has transitioned into numerous engineering and operations positions in both open pit and underground mines. I have executed scoping, prefeasibility and feasibility studies in addition to supervising site technical personnel and consultants across multiple disciplines.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

6.

I am responsible for the preparation of the technical report entitled “NI 43-101 Preliminary Economic Assessment Gramalote Project Northwest Colombia,” dated March 31, 2014, with an effective date of February 11, 2014, (the “Technical Report”), with specific responsibility for Sections 13, 18 and 19.

7.	I have not had prior involvement with the property that is the subject of this Technical Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the effective date of this report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March, 2014

/s/ (Signature)
Signature of Qualified Person

Gordon Sobering .
Print name of Qualified Person

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

M. CLAIBORNE NEWTON, III, Ph.D., SME-RM

Chief Geologist

Gustavson Associates, LLC
274 Union Boulevard, Suite 450
Lakewood, Colorado 80228
Telephone: 720-407-4062 Facsimile: 720-407-4067
Email: cnewton@gustavson.com

CERTIFICATE of AUTHOR

I, M. Claiborne Newton, III, do hereby certify that:

1.	I am currently employed as Chief Geologist by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.

I am a graduate of North Carolina State University with a Bachelor of Arts in Geology (1977), a Master of Science degree in Geological Sciences (1983) from Virginia Polytechnic Institute and State University and a Doctorate of Philosophy in Geosciences (1990) from the University of Arizona. I have practiced my profession continuously since 1977.

3.

I am a Registered Member in good standing of the Society for Mining, Metallurgy and Exploration (#4145342RM), a Qualified Professional Member in good standing of the Mining and Metallurgical Society of America (#01396QP), with recognized special expertise in geology, mining, and ore reserves, and a Certified Professional Geologist in the State of Virginia (#2801001736). I am also a member of the Society of Economic Geologists.

4.

I have worked as a geologist for a total of 36 years since graduation from university - as an employee of three major mining companies and two major engineering and geological consulting firms, as a consulting geologist and as a university instructor.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

6.

I am responsible for the preparation of the technical report entitled “NI 43-101 Preliminary Economic Assessment Gramalote Project Northwest Colombia,” dated March 31, 2014, with an effective date of February 11, 2014, (the “Technical Report”), with specific responsibility for Sections 5 through 10.

7.	I have not had prior involvement with the property that is the subject of this Technical Report.

8.	I am independent of the issuer, applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March, 2014

/s/ (Signature)
Signature of Qualified Person

M. Claiborne Newton, III
Print name of Qualified Person

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

DEEPAK MALHOTRA, PhD

President

Resource Development, Inc.
11475 West I-70 Front Road North
Wheat Ridge, Colorado 80033
Telephone: (303) 422-1176 Facsimile: (303) 424-8580
Email: deepak@rdiminerals.com

CERTIFICATE OF AUTHOR

I, Deepak Malhotra, PhD do hereby certify that:

1.	I am President of:

Resource Development, Inc. (RDi)
11475 W. I-70 Frontage Road North
Wheat Ridge, CO, USA, 80033

2.	I graduated with a degree in Master of Science from Colorado School of Mines in 1973. In addition, I have obtained a PhD in Mineral Economics from Colorado School of Mines in 1977.

3.	I am a registered member of the Society of Mining, Metallurgy and Exploration, Inc. (SME), member No. 2006420RM.

4.

I have worked as a Metallurgist/Mineral Economist for a total of 40 years since my graduation from university; as an employee of several mining companies, an engineering company, a mine development and mine construction company, an exploration company, and as a consulting engineer.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101.

6.

I am responsible for the preparation of the technical report entitled “NI 43-101 Preliminary Economic Assessment Gramalote Project Northwest Colombia,” dated March 31, 2014, with an effective date of February 11, 2014, (the “Technical Report”), with specific responsibility for Sections 11 and 14.

7.	I have not had prior involvement with the property that is the subject of this Technical Report

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43- 101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March, 2014

/s/ (Signature)
Signature of Qualified Person

Deepak Malhotra
Print name of Qualified Person

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

FRANK DAVIESS, Q.P.

Associate Principal Resource Geologist

Gustavson Associates, LLC
274 Union Boulevard, Suite 450
Lakewood, Colorado 80228
Telephone: 720-407-4062 Facsimile: 720-407-4067
Email: fdaviess@comcast.net

CERTIFICATE of AUTHOR

I, Frank Daviess do hereby certify that:

1.	I am currently employed as Associate Principal Resource Geologist by Gustavson Associates, LLC at:

274 Union Boulevard
Suite 450
Lakewood, Colorado 80228

2.	I am a graduate of the University of Colorado, Boulder with a Bachelor of Science in Geology (1971), and have practiced my profession continuously since 1973.

3.	I am a registered member of the Society of Mining Engineers of AIME (742250).

4.

I have worked as a geologist for a total of 40 years since my graduation from university and I have specialized in the estimation, assessment and evaluation of mineral resources since 1975. I am qualified as a competent person for the resource estimation of many commodities under the JORC/CIM guidelines.

5.

I have read the definition of “qualified person” set out in National Instrument 43- 101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of portions of the technical report entitled “NI 43-101 Preliminary Economic Assessment Gramalote Project Northwest Colombia,” dated March 31, 2014, with an effective date of February 11, 2014, (the “Technical Report”), with specific responsibility for Section 12. I most recently visited the property for February 11, 2014 for 2 days.

B2Gold Corp	Certificaed of Authors
Gramalote Project	NI 43-101 Preliminary Economic Assessment

7.	I have not had prior involvement with the property that is the subject of this Technical Report.

8.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9.	I have read National Instrument 43-101 and Form 43-101, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of March, 2014

/s/ (Signature)
Signature of Qualified Person

Frank Daviess
Print name of Qualified Person